Exhibit 99.1

Notice of Annual Meeting of Common Shareholders and Management Information Circular Thursday, May 21, 2026

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Contents Notice of Emera’s Management Annual Meeting of 2026 Annual Information Circular Shareholders Meeting of Shareholders 8 9 10 Corporate Executive Appendices Governance Compensation Appendix A 121 Appendix B 121 Appendix C 122 36 72 120 FORWARD-LOOKING INFORMATION This Circular contains forward-looking information and forward looking operations and cash flows; and sufficient human resources to deliver service statements (collectively, “forward-looking information”) within the meaning and execute Emera’s capital investment plan. of applicable Canadian and US securities laws, including the United States The forward-looking information is subject to risks, uncertainties and other Private Securities Litigation Reform Act of 1995. Words such as anticipates, factors that could cause actual results to differ materially from historical believes, budget, could, estimates, expects, forecast, intends, may, might, results or results anticipated by the forward-looking information. Factors plans, projects, schedule, should, targets, will, would and similar expressions that could cause results or events to differ from current expectations are often intended to identify forward looking information, although not all include, but are not limited to: regulatory and political risk; changes in forward-looking information contains these identifying words. References to economic conditions; liquidity and capital market risk; changes in credit “Emera” in this section include references to the subsidiaries of Emera. ratings; future dividend growth; timing and costs associated with certain The forward-looking information includes, without limitation, statements capital investments; expected impacts on Emera of challenges in the global which reflect the current view of Emera’s management with respect to economy; potential impacts of trade disputes and tariffs; supply chain risk; Emera’s objectives, plans, financial and operating performance, future climate risk; weather risk, including higher frequency and severity of weather growth in earnings, rate-base, and adjusted EPS, capital investment plans, events; risk of wildfires; regulatory and government decisions, including sales volumes, recovery of costs, timing of regulatory decisions, carbon changes to environmental legislation, financial reporting and tax legislation; dioxide emissions reduction and renewable generation goals, the expected risks and costs associated with failure of IT infrastructure and cybersecurity timing and outcome of the pending sale of New Mexico Gas Company incidents including IT systems restoration and business continuity processes; and other business prospects and opportunities, and should not be read uncertainties associated with infectious diseases, pandemics and similar as guarantees of future events, performance or results, and will not public health threats; risks associated with health and safety; labour necessarily be accurate indications of whether, or the time at which, such relations; and availability of labour and management resources. events, performance or results will be achieved. All such forward-looking Readers are cautioned not to place undue reliance on forward-looking information is provided pursuant to safe harbour provisions contained in information as actual results could differ materially from the plans, applicable securities laws. expectations, estimates or intentions and statements expressed in the The forecasts and projections that make up the forward-looking information forward-looking information. For additional information with respect are based on reasonable assumptions which include, but are not limited to: to certain of these risks or factors, refer to the continuous disclosure the receipt of applicable regulatory approvals and requested rate decisions; materials filed from time to time by Emera with Canadian securities expectations regarding the nature, timing and costs of capital investments regulatory authorities and the United States Securities and Exchange of Emera and its subsidiaries; continued investment in renewable energy Commission (“SEC”). All such forward-looking information is qualified in its generation; ongoing investment that balances customer affordability with entirety by the above cautionary statements and, except as required by law, system modernization and strengthening; sufficient liquidity and capital Emera undertakes no obligation to revise or update any forward looking resources; the absence of significant changes in government energy plans information as a result of new information, future events or otherwise. and environmental laws and regulations that may materially affect Emera’s

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices About Emera Emera is a leading North American provider of energy services headquartered in Halifax, Nova Scotia. Emera delivers safe, clean, and reliable energy to customers through investments in regulated electric and natural gas utilities, and related businesses and assets. $45B 2.7M 96.9% total assets customers shareholder support in 2025 “Say on Pay” vote $8.8B 7,800 revenue employees 99% average vote in favour of the 6 election of our 11 Director Nominees for 2025 electric and natural gas utilities(1) Data on this page is as of December 31, 2025, unless otherwise indicated. Figures on this page are in Canadian Dollar (“CAD”), unless otherwise stated. (1) 4 electric and 2 natural gas utilities EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 1

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Who We Are

Our Strategy

We're focused on safely delivering reliable and cleaner energy at a pace that minimizes the cost impacts for customers at our utilities. Through our strategy, we're responding to the fundamental shift that's impacting the energy industry and delivering on the key trends that reflect the changing needs of utility customers: decarbonization, decentralization and digitalization.

Our Purpose

Energizing modern life and delivering a cleaner energy future for all.

Our Vision

To be the energy provider of choice for our customers, the employer of choice for our people, and a preferred choice for investors.

Our Values

- We put safety above all else.
- We put customers at the centre of everything we do.
- We value candour, respect and collaboration.
- We care for each other, the environment, and our communities.
- We set a high bar and take on big things.

Emera's Sustainable Energy Approach

Proven Record

20+ years of investments

- ✓ Wind in Nova Scotia
- ✓ Solar in Florida
- ✓ Big Bend modernization
- ✓ Maritime Link hydro

Real Progress

Reduced CO_2 emissions by nearly half[1] while modernizing grids

- ✓ Replacing coal
- ✓ Integrating renewables
- ✓ Grid upgrades

Proactive & Adaptive

Responding to evolving drivers

- ✓ Severe weather risks & resilience
- ✓ Government policies & targets
- ✓ Electrification & demand
- ✓ Emerging technologies

Disciplined Investment

2026-2030 $20B

Sustaining momentum through customer-focused capital plan

- ✓ Grid reliability & modernization
- ✓ Renewable integration
- ✓ Technology adoption

Initiatives across our core operating jurisdictions[2] – paced with customer affordability in mind

- ✓ **Florida:** Strengthening reliability and affordability while modernizing the generation fleet via investments in solar, battery storage, fuel switching, long-term use of natural gas, and storm hardening.
- ✓ **Nova Scotia:** Strengthening reliability while aligning with provincial and federal climate policy [3] through investments in grid resilience, interties, hydro, battery storage, coal retirement, fuel switching, wind, and solar.

(1) Our reductions in CO_2 emissions are compared to 2005 levels and include CO_2 scope 1 generation emissions for TEC and NSPI only.

(2) Core jurisdictions refer to Emera's primary operating regions where regulated electric and gas utilities operate, including Nova Scotia (NSPI) and Florida (TEC & PGS).

(3) Activities in Nova Scotia are aligned with government climate targets of 80% renewable energy and coal-free electricity by 2030 and will be shaped by the decisions of the Nova Scotia Independent Energy System Operator ("IESO Nova Scotia") regarding future generation sources.

2 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Why Invest in Emera

Emera is at the forefront of a transformative era in energy with robust opportunities to invest on behalf of customers across the portfolio.

Our proven strategy and commitment to operational excellence enable us to capitalize on growth.

Premium Portfolio of Regulated Utilities Focused in Florida

72%
of adjusted net income[1], excluding Corporate costs, comes from our Florida operations

~80%
of capital plan through 2030 is focused in Florida in support of customer growth at Tampa Electric and Peoples Gas respectively

Visible Growth Plan

$20B
capital investment plan through 2030 committed to renewable integration, grid reliability, and modernization

7%–8%
annualized, forecasted rate base growth through 2030

Constructive Regulatory Environments

95%
of adjusted net income[1], excluding Corporate costs, derived from our regulated utilities

Reliable Earnings and Dividend Growth

19 years
of consecutive dividend growth

1–2%
annual dividend growth target

5–7%
target average annual adjusted EPS[2] growth target through 2030[3]

(1) Based on 2025 adjusted net income attributable to common shareholders ("adjusted net income"), excluding Corporate costs of $380 million. Adjusted net income is a non-GAAP measure, which does not have a standardized meaning under United States Generally Accepted Accounting Principles ("USGAAP" or "GAAP"). For more information and a reconciliation to the nearest GAAP measure, refer to "Non-GAAP Financial Measures and Ratios" in Emera's Q4 2025 MD&A.

(2) Adjusted earnings per share ("EPS") is a non-GAAP ratio, which does not have standardized meaning under USGAAP. For more information, refer to "Non-GAAP Financial Measures and Ratios" in Emera's Q4 2025 MD&A.

(3) Adjusted EPS target forecast uses 2024 as base year.

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 3

Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Karen Sheriff Scott Balfour Chair, Board of Directors President and Chief Executive Officer Letter from the Chair and the CEO Fellow Shareholders, Across North America, utilities are facing an increasingly complex operating environment. Rapid growth, driven by electrification, data-centre expansion, and local economic development—combined with heightened geopolitical volatility, and government policy and regulatory uncertainty—add further complexity. At the same time, aging infrastructure, evolving generation profiles, growing customer demand, and increasingly severe weather are creating an elevated requirement to invest—something that must be done strategically and with customer affordability clearly in focus. These dynamics are evident across Emera’s operating regions. In Florida, ongoing population and economic growth are increasing energy demand and requiring continued investment in generation capacity, resilience, and storm-hardening. In Nova Scotia, increasingly severe weather and evolving energy policy requirements underscore the need for modernization. At the same time, economy-wide affordability challenges heighten the criticality of cost effectiveness and energy affordability. Against this backdrop, Emera is executing from a position of strength. With a portfolio of regulated utilities, an experienced team, and a proven record of disciplined capital deployment, Emera is well placed to deliver reliable, affordable service while investing with focus and control. Our $20-billion capital plan advances reliability and system modernization to serve customers now and in the future, while ensuring we are rigourously managing costs, reinforcing long-term value for customers and shareholders. This past year we invested in the systems our customers rely on every day, continued to bolster our balance sheet, and delivered record results through operational excellence. This is not just one great year, but evidence of sustained momentum. As Chair and CEO, we are proud to share how Emera continues to execute against its plan—operating safely, investing and pacing capital with discipline, and positioning ourselves for continued success. 4 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices For the first time in its history, Emera generated more than $1 billion in annual adjusted net income(1)—an achievement that reflects years of diligent capital allocation, prudent regulatory engagement, and a focus on customer service and operational excellence across our operating companies. 2025 Highlights Our success in 2025 is the outcome of years of diligent capital allocation, prudent regulatory engagement, and a focus on customer service and operational excellence across our operating companies. Our accomplishments reinforce the strength of our strategy and the stability of our business model, both of which are essential to supporting long-term growth. Meaningful progress achieved across our business in 2025 included: Tampa Electric opened its new headquarters in Midtown and the state-of-the-art Bearss Operations Center (BOC). The BOC, designed as a critical 24/7 operations facility, was built to withstand a Category 5 hurricane, allowing Tampa Electric to support fast, safe storm response to better serve its customers even in the most severe weather conditions. Canada Infrastructure Bank (CIB) committed $217 million in equity financing for the Wasoqonatl Transmission Line (NS-NB Reliability Tie)—a partnership between Nova Scotia Power, Wskijnu’k Mtmo’taqnuow Agency, and CIB. This 345 kV transmission line twins an existing line from Nova Scotia to New Brunswick and will enable the expansion and integration of new renewable energy into both provinces’ grids. All 13 Mi’kmaw communities in Nova Scotia and all nine Mi’gmaq First Nation communities in New Brunswick are equity partners in this project. With its innovative project structure and financing from CIB, this critical infrastructure project will help address intermittent supply and increase ability to move renewable power across borders while reducing cost impacts to customers. Tampa Electric installed an additional 150 megawatts of solar generation, bringing their total to 1,505 megawatts. These solar investments continue to reduce exposure to volatile fuel costs and deliver real savings for customers. The Maritime Link remained a critical piece of Nova Scotia’s clean-energy system in 2025. Continuing its excellent operational performance with 100 per cent monopole availability, the Maritime Link delivered 2 TWh of clean hydroelectricity to Nova Scotia in 2025, serving approximately 19 per cent of Nova Scotia Power’s energy requirements for the year. Emera began trading on the New York Stock Exchange, complementing its TSX 60 listing and broadening access to U.S. investors. NYSE trading commenced on May 28, 2025, marking a milestone in Emera’s North American profile. These achievements carried our momentum throughout the year. Operationally, 2025 was a year of record investment in our systems to meet demands today and into the future. Teams across Emera advanced significant investments in grid modernization, clean energy, resilience, and reliability—paced deliberately to balance system needs and cost impact to customers. In Florida, Peoples Gas achieved a constructive rate case outcome, providing regulatory clarity to continue investing EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 5

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices in system expansion and resilience to deliver this important and reliable energy source to a growing number of customers. In Nova Scotia, Nova Scotia Power filed a consensus 2026-2027 General Rate Application (GRA), a uniquely customer-focused, open-book approach of engaging with customer representatives before a regulatory filing, to collectively discuss and agree upon the balance of the pace of critical reliability investments with rate impacts. Following a fulsome hearing process, a decision from the Nova Scotia Energy Board is pending. We also made meaningful steps toward completing the sale of New Mexico Gas Company to proposed purchaser Bernhard Capital Partners. A hearing with the New Mexico Public Regulation Commission was held in November 2025. We now await the final decision from the Commission, with closing anticipated in the first half of 2026. Safety and Security Safety remains our highest priority at Emera. It guides our decisions and is the standard we hold ourselves to every day. While we saw progress in several safety measures in 2025—our total recordable injury rate and lost time injury frequency rate decreased by 17 per cent and two per cent for the year, respectively—we also recognize where continuous improvement is needed. In January 2025, Tampa Electric experienced a workplace fatality. This tragic incident has reinforced the relentless rigour required in our safety practices, highlights the importance of making safety central to every decision, and will be an important contributor to our continuous effort to improve our safety performance and ensure everyone returns home safely, every day. Safety at Emera also extends beyond physical operations to the protection of our systems, data, and customers. Cybersecurity is a growing global challenge across all industries, including critical infrastructure. In 2025, Nova Scotia Power experienced a sophisticated cyber incident. This incident was managed through established response protocols in conjunction with relevant authorities, and the teams have worked tirelessly to restore the impacted systems. This event has further strengthened our cybersecurity approach across all our companies. Governance Emera’s Board of Directors provided steady and disciplined guidance throughout the year, ensuring the company remained focused on long-term value, financial resilience, and responsible growth. The Board continues to demonstrate effective oversight in monitoring strategy, enterprise risk, and capital allocation as Emera delivered record performance and advanced substantial investments in reliability and clean energy. In September 2025, we welcomed Isabelle Courville to the Board. As the former President of Hydro-Québec Distribution and Hydro-Québec TransÉnergie, Isabelle brings a rich history of energy industry experience. Her extensive background as a board director in both public and private sectors, along with her leadership track record, makes her an exceptional addition to Emera’s Board. We would also like to acknowledge that Brian Porter will not be standing for re-election at the 2026 AGM—we thank him for his service and contributions. Additionally, in January 2026, Jackie Sheppard completed her transition from the Board. Ms. Sheppard was Chair from 2014 2025, and during her tenure provided strong leadership through a period of significant expansion for Emera, including the acquisition of TECO in 2016, a transaction that doubled the size of the company, and the successful completion of the Maritime Link project. We are grateful for her service and dedication. Cybersecurity and digital resilience continued to be areas of focus for the Board in 2025. Threats, like the cyber incident at Nova Scotia Power, are becoming increasingly complex across all sectors, with critical infrastructure, including utilities, being a frequent target. Emera’s Board continues to oversee cybersecurity practices across all operating companies, and this incident reinforces the importance of sustained vigilance. As Emera advances broader digital transformation initiatives—including rapidly evolving areas such as AI governance and cybersecurity risk—the Board remains committed to providing strong oversight and stewardship to support system reliability, operational efficiency, and long-term resilience. Looking ahead, the Board will maintain disciplined oversight of planning and risk as management executes strategy. This includes a continued focus on regulatory engagement, protecting customer affordability, cybersecurity and AI governance, financial stability, and ensuring long-term system reliability. Financial Results Emera delivered a year of strong financial performance in 2025—driven by disciplined execution across our businesses and a clear focus on long-term value creation. We surpassed an annual adjusted net income(1) of $1 billion for the first time, and delivered record adjusted earnings per share(1) at $3.49—a 19 per cent increase from 2024—reflecting the strength of our portfolio and the effectiveness of our strategy. Shareholders saw the impact of that performance, with Emera’s total shareholder return (TSR) among the best in the industry at 31.9 per cent in 2025. Since March 29, 2018(2), Emera has delivered an average annual 12.1 per cent TSR—outperforming the S&P/TSX Capped Utilities Index (10.1 per cent) and the S&P US Utilities Index (11.2 per cent)—demonstrating our ability to deliver competitive shareholder value through multiple market cycles. 6 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Credit outlooks moved to stable with S&P and Fitch—a reflection of progress in strengthening our balance sheet and funding our capital plan with discipline. This recognition also aligns with predictable cash flows from our regulated utilities and reinforces market confidence in our financial health. We extended our average annual adjusted EPS growth target of 5 7 per cent through 2030(3), in line with our 7 8 per cent average annual rate-base growth(3) outlook over the same period. This reflects our confidence in the strength of our business, the resilience of our regulated portfolio, and sustained drivers of rate base growth. Our commitment to reliability for investors continues. 2025 marked our 19th consecutive year of dividend growth—an achievement that speaks to Emera’s consistency and predictability. We remain focused on sustaining this performance as we continue to execute strategy and invest for long-term value. 2026 Annual Meeting On behalf of Emera’s Board of Directors and management team, we are pleased to invite you to our 2026 Annual General Meeting (AGM) of Shareholders on May 21, 2026, at 2:00 p.m. (Atlantic time) via live webcast. This meeting will allow for shareholder interaction including direct shareholder engagement opportunities like voting and a chance to have your questions answered by Emera’s Board Chair and CEO. As a shareholder, there are several ways to ask questions during the virtual meeting. You can ask questions in real-time, either verbally or in writing via the online meeting platform. You can also send questions in advance of the meeting to AGM@emera.com or to the mailing address below. Details on how to participate in the meeting, vote and submit questions are available on page 11 of this Circular and on our website: emera.com/investors. We strongly encourage you to take advantage of the option to vote in advance by proxy. Information on how to do so can be found on page 13 of this Circular. If you have any questions regarding the Annual General Meeting of Shareholders, please contact Brian Curry, Corporate Secretary, Emera: Mail P.O. Box 910, Halifax, Nova Scotia, B3J 2W5 Phone 1-800-358-1995 from anywhere in North America Email AGM@emera.com Thank You We welcome feedback from our shareholders and are committed to continuing to offer meaningful ways to connect with us. As you review this Circular, we encourage you to participate in our upcoming AGM and exercise your right to vote. Your perspectives help guide our work, and your vote ensures your views are reflected in the decisions that shape Emera’s future. On behalf of the Board and management team, thank you for the trust and confidence you continue to place in Emera. We remain well-positioned as we move through 2026, focused on delivering long-term value while continuing to grow responsibly for the customers and communities we serve. We look forward to building on this momentum together. Karen Sheriff Scott Balfour Chair, Board of Directors, President and Chief Executive Officer, Emera Inc. Emera Inc. (1) Adjusted net income and adjusted EPS are a non-GAAP measure and non-GAAP ratio, respectively, which do not have standardized meaning under USGAAP. For more information and a reconciliation to the nearest GAAP measure, refer to “Non-GAAP Financial Measures and Ratios” in Emera’s Q4 2025 MD&A. (2) Date Scott Balfour began as CEO of Emera Inc. (3) Uses 2024 as a base year. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 7

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Notice of Emera’s 2026 Annual Meeting of Shareholders WHEN: Thursday, May 21, 2026, 2:00 p.m. (Atlantic time) WHERE: Via live webcast at https://meetings.lumiconnect.com/400-528-394-021 Password: emera2026 (case sensitive) The virtual only meeting format is accessible, transparent and interactive. Shareholders’ opportunity to participate will be comparable to attending an in-person meeting. AGENDA: The meeting will cover the following items of business: 1. Receiving the audited financial statements for the year ended December 31, 2025 and the Auditors’ report thereon; 2. Electing Directors to serve until the next Annual Meeting of Shareholders; 3. Appointing auditors; 4. Authorizing the Directors to establish the auditors’ fee; 5. Considering an advisory resolution on the Company’s approach to executive compensation; 6. Approving an amendment to the Company’s Employee Common Share Purchase Plan; 7. Approving an amendment to the Company’s Senior Management Stock Option Plan; and 8. Transacting any other business that properly comes before the meeting. The accompanying Management Information Circular provides detailed information on these items. WHO: Emera shareholders as of close of business on March 25, 2026 (the “Record Date”) have the right to receive notice of and vote at the meeting or any adjournment. HOW TO VOTE: Participate and vote your shares in real time during the meeting by visiting https://meetings.lumiconnect.com/400-528-394-021, using password emera2026 (case sensitive). Please note, only registered shareholders and duly appointed proxyholders can vote at the meeting. For more information about how to vote during the meeting, please see the accompanying Management Information Circular. You can also vote in advance of the meeting by: Mailing your proxy or voting instruction form using the postage-paid, pre-addressed envelope provided. Voting by telephone or via internet (see the proxy or voting instruction form). Proxies must be received before 5:00 p.m. Atlantic time on Tuesday, May 19, 2026, or, if the meeting is adjourned, or postponed, 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date. For more information about how to vote, please read the Voting Information section in the Management Information Circular. QUESTIONS: If you have any questions about the information contained within the Management By order of the Board of Directors, Information Circular, please contact us by: Mail: Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 Telephone: 1-800-358-1995 (anywhere in North America) Email: AGM@emera.com. Brian C. Curry Corporate Secretary 8 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Management Information Circular All information is as of March 19, 2026 (unless otherwise noted) You are receiving Emera’s Management Information Circular (the “Circular”) because you held common shares of Emera Incorporated (TSE/NYSE: EMA) as of March 25, 2026 (the “Record Date”). As such, you are entitled to receive notice of and vote at our Annual Meeting of Shareholders (the “Meeting” or “Annual Meeting”) which is being held virtually on Thursday, May 21, 2026 at 2:00 p.m. Atlantic time. Only shareholders of record at the close of business on the Record Date can vote. Each common share owned as of the Record Date entitles the holder to one vote on each of the voting items at the Meeting. To the knowledge of the Directors and Officers of the Company, as of the date of this Circular, no person owned or exercised control over more than 10 per cent of the outstanding common shares of the Company and 305,783,111 common shares were issued and outstanding. In this Circular: we, us, our, Company and Emera mean Emera Incorporated; you, your and shareholder refer to holders of Emera common shares; shares and Emera shares mean common shares of Emera, unless otherwise indicated; “Board of Directors” or “Emera’s Board” or the “Board” means the Board of Directors of Emera Incorporated, unless otherwise indicated; all dollar amounts are in Canadian dollars, unless indicated otherwise; all these share prices are based on the Toronto Stock Exchange (TSX) and shown in Canadian Dollars (CAD); and all information is as of March 19, 2026, unless otherwise noted. Meeting Materials and Notice and Access Canadian securities rules called “Notice and “Access” permits us to provide electronic access to this Circular and the 2025 Annual Report (the “Meeting Materials”) instead of sending paper copies. We are sending Meeting Materials to registered shareholders and non-registered (beneficial) shareholders using Notice and Access. The notice also provides instructions on voting by proxy at the Meeting and how to request a paper copy of the Meeting Materials. Notice and Access provides quicker access to the Meeting Materials and reduces the amount of paper distributed in connection with the Meeting. Shareholders who have previously provided instructions to receive paper copies of Meeting Materials have been sent a paper copy in addition to the notice regarding their electronic availability. Solicitation of Proxies This Circular is being provided in connection with the solicitation of proxies by the Board of Directors and management of Emera for use at the Meeting. All shareholders have received a proxy or voting instruction form. The solicitation of proxies will be primarily by mail although proxies may also be solicited by telephone, facsimile or email, in writing or in-person, by directors of the Company (“Directors”), Officers or other employees or agents of the Company. The Company has retained Laurel Hill Advisory Group (“Laurel Hill”) as its proxy solicitation agent in connection with the meeting. Laurel Hill will monitor the number of shareholders voting and may contact shareholders by telephone, email and other permitted means to remind shareholders to vote and to answer questions about voting procedures. Emera will bear the costs of this solicitation, including Laurel Hill’s fees and related expenses. The cost of their services is covered by Emera and is not anticipated to exceed $50,000. Your vote is important. We encourage all shareholders to review this Circular carefully prior to exercising their vote. Details on how to vote are included on page 12. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 9

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices 1. Annual Meeting of Shareholders This section includes everything you need to know about your participation in the meeting and the voting process. In This Section 1.1 Voting Information 11 1.2 Business of the Meeting 16 1.3 Director Nominees 19 1.4 Additional Information 32 10 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices 1.1 Voting Information Meeting Details Emera’s 2026 Annual Meeting is a virtual-only meeting, with a live video feed of the Company’s representatives and options for interactive shareholder participation. You can participate in the Meeting online with your smartphone, tablet or computer by going to https://meetings.lumiconnect.com/400-528-394-021, using password: emera2026 (case sensitive). The format of the Meeting is designed to help ensure that as a shareholder, your access and participation is comparable to attending an in-person meeting. While you will not be able to attend in-person, the technology platform to be used for the Meeting facilitates virtual shareholder access, voting and participation. The Meeting will include a live video feed of the Company representatives. Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to vote in real time and ask questions, similar to if they were attending the Meeting in-person. Emera is holding the Meeting in a virtual-only format to support broader shareholder accessibility and participation. The Meeting platform permits registered shareholders and duly appointed proxyholders to vote in real time, ask questions verbally or in writing, and hear responses from Company representatives, similar to an in-person meeting. The virtual platform to be used will help promote effective, transparent and interactive communication between shareholders and Company representatives We recommend logging in online at least 15 minutes prior to the start of the Meeting. To help ensure that any vote you cast at the Meeting is recorded, make sure that you are connected to the internet at all times. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Please ensure you use the latest versions of Chrome, Safari, Edge or Firefox (please do not use Internet Explorer). Please note that internal network security protocols, including firewalls and VPN connections, may block access to the virtual meeting technology. If, during the Meeting, participants experience any difficulty connecting, they should ensure their VPN setting is disabled or use their computer on a network that is not restricted to security settings of a participant’s organization. Shareholders are encouraged to vote in advance of the Meeting as described below under the heading How to Vote in Advance, particularly if they are unsure of their ability to remain connected to the internet for the duration of the Meeting. Who Do I Contact If I Cannot Log Into the Meeting? The webcast will be open in advance of the Meeting to allow registered shareholders and duly appointed proxyholders time to test access and ensure ability to participate. If you have any difficulties logging in to the Meeting online, please contact Lumi’s online shareholder meeting email support via the address: support-ca@lumiglobal.com. Voting You are eligible to receive notice of and vote at the Meeting if you are a shareholder as at the close of business on March 25, 2026 (the “Record Date”). As explained below, you can vote in advance or during the Meeting. The voting process differs depending on whether you are a registered shareholder or a non-registered (beneficial) Shareholder. Registered shareholders If your shares are registered in your own name, then you are a registered shareholder. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 11

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Non-registered or Beneficial Shareholders If your shares are held through an intermediary, such as a securities brokers, trustee or financial institution, then you are a non-registered or beneficial shareholder. For example, if an account statement is provided to you by a broker, then it is likely that those shares will not be registered in your name and are instead registered under the broker’s name or under the name of an agent of the broker such as CDS Clearing and Depository Services Inc., the nominee for many Canadian brokerage firms, or its nominee. Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) can participate in and vote at the Meeting in real time. Non-registered (beneficial) shareholders who do not appoint themselves as proxyholder may still attend the Meeting as guests. Guests can listen to and view the live video feed of the Meeting but will not be able to vote at the Meeting or ask questions. How to Vote During the Meeting Registered Shareholders and Proxyholders Registered shareholders can participate at the Meeting by logging in to https://meetings.lumiconnect.com/400-528-394-021, entering their Control Number as their username and using the password: emera2026 (case sensitive). If you are a registered shareholder and have appointed a proxyholder to act on your behalf at the Meeting (other than a Named Proxyholder, as described below), you must register your proxyholder before the proxy cut-off deadline. Once your proxyholder has been registered, they will receive a Control Number from TSX Trust Company (“TSX Trust”) to access the virtual meeting. If you do not register your proxyholder, your proxyholder will not receive a Control Number to log into the Meeting. For additional information on appointing a proxyholder, please see How to Vote in Advance Registering Your Proxyholder below. Proxyholders for all shareholders can participate in the Meeting by logging in in the same manner as for registered shareholders (as described above) and entering the Control Number provided to the proxyholder by TSX Trust. Non-Registered (Beneficial) Shareholders Non-registered (beneficial) shareholders wishing to participate in the Meeting must: 1. Appoint themselves as proxyholder. 2. Register themselves as proxyholder. 3. Access the meeting as a proxyholder using the Control Number received after registering as a proxyholder. If you do not register yourself as proxyholder, you will not receive a Control Number to log into the Meeting. The Control Number included in any voting instruction form sent to you will not enable you to log in to the Meeting. A new Control Number will be needed to log in, and one will be issued to you upon registering yourself as a proxyholder. To appoint yourself as a proxyholder, follow the instructions in the form of proxy or voting instruction form sent to you by your intermediary. In most cases, you can insert your own name in the form of proxy or voting instruction form, sign it and return it in the envelope provided, or you can make the appointment online. Do not complete the voting instructions, as you will be voting at the Meeting. However, many non-registered (beneficial) shareholders located in the United States will need to: (i) send a request to their intermediary or its agent to send them a legal proxy appointing them as proxyholder; and (ii) promptly, following receipt of the legal proxy, submit the legal proxy to TSX Trust Company, Proxy Department, P.O. Box 721, Agincourt, ON, M1S 0A1 prior to the proxy cut-off at 5:00 p.m. Atlantic time on Tuesday, May 19, 2026. Once a non-registered (beneficial) shareholder has been appointed a proxyholder and has registered as proxyholder, they will receive a Control Number from TSX Trust to access the Meeting. The non-registered (beneficial) shareholder should follow the instructions under Registered Shareholders and Proxyholders above to log in to the virtual meeting as a proxyholder. 12 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Securities regulation requires brokers or agents to seek voting instructions from non-registered (beneficial) shareholders in advance of the Meeting. Brokers or agents can only vote if instructed to do so by the non-registered (beneficial) shareholder. As such, if you are a non-registered (beneficial) shareholder, your broker or agent (or their agent, Broadridge) will provide you with a voting instruction form or form of proxy for the purpose of obtaining your voting instructions. This is to be completed and returned in the envelope provided. In addition, both telephone voting and internet voting as described on the voting instruction form can be used to vote or to appoint your proxyholder. Note that proxyholders (including a non-registered (beneficial) shareholder wishing to appoint themselves as proxyholder), other than the named proxyholders described below, cannot be appointed by telephone. Please note that if you are a Non-Registered (Beneficial Owner) receiving a voting instruction form or proxy from a broker or agent, you cannot use that proxy to vote at the Meeting. To vote at the Meeting, the voting instruction form or proxy must be returned as instructed by the broker well in advance of the Meeting (with sufficient time (typically at least 24 hours) for your intermediary to act on your instructions before the proxy cut-off). If you wish to attend virtually and vote at the Meeting, follow the instructions for doing so provided by your broker or agent. Can I Ask Questions at the Meeting? We are committed to transparent and interactive communication during the Meeting. The virtual platform to be used for the Meeting facilitates shareholder inclusion and participation. Virtual attendees will have substantially the same opportunities to participate as if attending in-person. During the Meeting, registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) will be able to ask questions either verbally or in writing via the online Meeting platform. Questions being asked aloud will be asked directly by the registered shareholder or duly appointed proxyholder and heard by all Meeting participants. Written questions received from shareholders will be read aloud by the chair of the Meeting or a representative of Emera. Questions will be responded to by a representative of Emera at the applicable point in the Meeting or during the question-and-answer session. The meeting will also include a live video feed of the Company’s representatives, enabling registered shareholders and duly appointed proxyholders to watch them as they respond to questions. The chair of the Meeting will decide the amount of time allocated to each question and will have the right to limit or consolidate questions from shareholders to help ensure as many shareholders as possible will have the opportunity to ask questions. We do not intend to address questions that: Are irrelevant to the business of the meeting or to Emera’s operations; Are related to personal grievances; Are related to non-public information about Emera; Constitute derogatory references to individuals or that are otherwise offensive to third parties; Are repetitious or have already been asked by other shareholders or proxyholders; Are in furtherance of a shareholder’s or proxyholder’s personal or business interest; or Are out of order or not otherwise appropriate as determined by the chair of the Meeting in their reasonable judgement. Votes and voting instructions will be tabulated by the Company’s transfer agent, TSX Trust Company, acting as scrutineer for the Meeting. Final voting results will be reported following the Meeting and filed in accordance with applicable securities law requirements. How to Vote in Advance of the Meeting The Company offers a variety of ways to vote prior to the Meeting. You can appoint a proxyholder in advance of the Meeting to attend the Meeting and vote your shares for you. You can do so by following the instructions on your proxy or voting instruction form. You can also vote in advance online, by telephone, smartphone or by completing your voting instruction form or proxy form and returning it by mail, fax or email. Laurel Hill may contact certain non-registered (beneficial) shareholders to assist in exercising their voting rights directly by telephone via Broadridge Investor Communications Corporation’s QuickVote® service. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 13

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Registering Your Proxyholder Registered shareholders and non-registered (beneficial) shareholders wishing to appoint a proxyholder to participate virtually in the Meeting (including non-registered (beneficial) shareholders wishing to appoint themselves as proxyholder to participate in the Meeting) and who have validly appointed a proxyholder (including non-registered (beneficial) shareholders wishing to appoint themselves as proxyholder) must then contact TSX Trust, Emera’s registrar and transfer agent, before the proxy cutoff deadline at 5:00 p.m. Atlantic time on Tuesday, May 19, 2026 to obtain a new Control Number to use to access the virtual meeting by: (i) calling: 1-866-751-6315 (within North America); or 1-416-682-3860 (Outside of North America); or (ii) going to TSX Trust’s website at https://www.tsxtrust.com/control-number-request to request the Control Number by completing an electronic form. This form, once completed and submitted online, will generate a message to TSX Trust to send the Control Number to the designated proxyholder. If you do not validly appoint and then register your proxyholder (including non-registered shareholders wishing to appoint themselves as proxyholder) by the proxy cut-off deadline as described above, then your proxyholder will not be able to attend and vote at the meeting on your behalf. Shareholder Proxy Materials These materials are being sent to both registered and non-registered (beneficial) shareholders. Please return voting instructions as specified in the request for voting instructions. Emera will bear the costs of delivering shareholder proxy materials and the request for voting instructions, as applicable, to registered shareholders and non-registered (beneficial) shareholders, including non-registered (beneficial) shareholders who object to their name and address being given to the Company. Appointment and Revocation Of Proxies The persons named as proxyholders in the enclosed proxy form are Karen H. Sheriff, Chair of the Board, Scott C. Balfour, President and Chief Executive Officer (“CEO”), and Brian C. Curry, Corporate Secretary of the Company, each with full power of substitution (collectively, the “Named Proxyholders” and individually a “Named Proxyholder”). For a vote by proxy or voting instruction form to be counted, it must be received before 5:00 p.m. Atlantic time on Tuesday, May 19, 2026, or if the meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date. Please note that non-registered (beneficial) shareholder must provide their voting instructions to their intermediary in advance of this deadline so that the intermediary may act on the voting instructions. The Company reserves the right to accept late proxies and to waive the proxy cut-off with or without notice but is under no obligation to accept or reject a late proxy. For Canadian residents, a postage-paid, pre-addressed envelope is provided for this purpose. You may vote by proxy or voting instruction form via mail, the internet or telephone by following the instructions on your form of proxy or voting instruction form. Completion of a proxy gives discretionary authority to the proxyholder to vote as they see fit in respect of amendments to matters identified in the Notice and other matters that may properly come before the Meeting or any adjournment or postponement thereof, whether or not the amendment or other matter that comes before the Meeting is, or is not, routine and whether or not the amendment or other matter that comes before the Meeting is contested. Management of the Company is not aware of any amendments or other matters to be presented for action at the Meeting. 14 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices If you appoint a Named Proxyholder as your proxy, they will vote or withhold from voting, in accordance with your directions. If you do not specify how you want your shares voted, they will vote “FOR” the: Election of each of the Director Nominees named in this Circular; Appointment of Ernst & Young LLP as Auditors; Authorization of the Directors to establish the Auditors’ fee; Advisory resolution on the Company’s approach to executive compensation; Approval to amend the Company’s Employee Common Share Purchase Plan; and Approval to amend the Company’s Senior Management Stock Option Plan. They will vote in accordance with their best judgement if any other matters are properly brought before the Meeting. You may appoint any other person (who need not be a shareholder) to represent you at the Meeting by inserting that person’s name in the space provided on the proxy or voting instruction form. That person is your proxyholder and must participate and vote at the Meeting for your vote to count. You will also need to register this person with TSX Trust; see Registering Your Proxyholder above. You may revoke your proxy by providing new voting instructions in a new proxy or voting instruction form with a later date, or at a later time if you are voting on the internet or by telephone. Any new voting instructions, however, will only take effect if received before the proxy cut-off deadline of 5:00 p.m. Atlantic time on Tuesday, May 19, 2026, or if the meeting is adjourned or postponed, 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date. You may also revoke your proxy without providing new voting instructions by giving written notification addressed to Mr. Brian C. Curry, Corporate Secretary, P.O. Box 910, Halifax, Nova Scotia B3J 2W5, no later than the last business day preceding the day of the Meeting or preceding the day of any postponement or adjournment thereof or to the chair of the Meeting on the day of the Meeting or the day of any postponement or adjournment thereof or in any other manner permitted by law. If your new voting instructions (including the appointment of a new proxyholder) are received after the proxy cut-off deadline described above, they may only be effective to revoke your previously provided instructions. Similarly, registered shareholders may participate in the Meeting and vote their shares and, if they do so, any voting instructions previously given by such persons for such shares will be revoked. Restriction on Share Ownership and Voting Under Nova Scotia legislation, no Emera shareholder may own or control, directly or indirectly, more than 15 per cent of the outstanding voting shares. This restriction may be enforced by limiting non-complying shareholders’ voting rights (including by disqualifying or deeming votes to have not been cast by such non-complying shareholders), dividend rights and transfer rights. Shareholders may be required, at any time, to furnish a statutory declaration to verify the number of shares held to ensure compliance with this restriction. If you have any questions about the share ownership and voting restriction, please contact the Corporate Secretary. Quorum and Approval Requirements A quorum for the Meeting is three members personally present and entitled to vote and holding or representing by proxy not less than twenty-five percent of such of the issued and outstanding shares of the Company as confer upon the holders thereof the right to vote at such meeting. Each matter to be voted on at the Meeting will be approved if it receives the required level of support under applicable law and Emera’s constating documents. Unless otherwise indicated, approval generally requires a majority of votes cast by shareholders entitled to vote on the matter. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 15

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices 1.2 Business of the Meeting Our consolidated financial statements for the year ending December 31, 2025, will be presented at the Meeting together with the report of the Auditors. These consolidated financial statements are contained in our 2025 Annual Report. You will find a copy of our 2025 Annual Report on our website (www.emera.com) and on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). You will also have the opportunity to vote on the following items: 1. Election of the Board of Directors: There are 11 nominees proposed for election as Directors at the Meeting. The nominees are: Scott C. Balfour B. Lynn Loewen James V. Bertram Ian E. Robertson Isabelle Courville Karen Sheriff (Chair of the Board) Henry E. Demone Jochen E. Tilk Paula Y. Gold Williams Carla M. Tully Kent M. Harvey Information about each of the Director nominees can be found under Director Nominees in this Circular. For information about the process for nominating Directors, see Nomination of Directors and Director Recruitment Process in the Corporate Governance section of this Circular. All nominees are experienced Directors and currently serve on the Board(1). Each nominee has indicated their willingness to continue to serve as a Director. Each Director elected at the Meeting will hold office until the next annual meeting of shareholders. The Named Proxyholders intend to vote proxies received “FOR” the 11 nominees unless a shareholder instructs otherwise in their proxy. The Board of Directors recommends you vote FOR the election of each of the 11 Director nominees. 2. Appointment of Auditors: The Audit Committee has assessed the performance and independence of Ernst & Young LLP (“EY”) and, on the recommendation of the Audit Committee, the Board of Directors recommends that EY be re-appointed as auditor of the Company and serve until the next Annual Meeting. The independence of the auditors is of utmost importance to the Board of Directors. Consistent with best practices and their mandate, the Audit Committee annually reassesses the performance and independence of the auditors, with a comprehensive review conducted every five years (the last comprehensive review having been conducted in 2022 and the next planned for 2027). These reviews align with the recommendations of the Chartered Professional Accountants of Canada (“CPA Canada”), the Canadian Public Accountability Board (“CPAB”) and the Institute of Corporate Directors. CPA Canada and CPAB recommend periodic comprehensive reviews as the preferred alternative to mandatory firm rotation or re-tendering to address the threat of institutional familiarity and to enhance audit quality. To help ensure independence, the Audit Committee also reviews and pre-approves any non-audit services to be provided by EY and has a policy restricting the hiring by the Company of former EY partners and employees. In recommending the appointment of auditors, the Audit Committee considers the benefits and risks of auditor tenure and the controls and processes in place to help ensure the auditor’s independence, such as mandatory partner rotations. The lead audit partner with EY is rotated at least every five years. A new lead audit partner was selected in 2025 and commenced their rotation in 2026. EY has been Emera’s auditors since 1998. However, until 2018, PricewaterhouseCoopers served as auditors for Tampa Electric Company, Peoples Gas System, Inc. and New Mexico Gas Company, which together represent more than 71 per cent of the Company’s total assets at the end of 2025. In addition, until 2012, Grant Thornton, LLP served as auditors for Nova Scotia Power Incorporated. In 2017, the Company initiated a competitive process for external audit services. The process was overseen by the Audit Committee, which selected EY as auditors for Emera’s full business starting in 2018. (1) Brian J. Porter is currently serving on the Board but is not standing for re-election at the Meeting. 16 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

The recommendation to appoint EY as auditor for 2026 is based on the comprehensive review of EY's performance conducted by the Audit Committee in 2022 and an updated annual review by the Audit Committee. The Audit Committee completed an annual review in 2025, prior to making its recommendation.

At the 2025 Annual Meeting, 94.95 per cent of the votes (136,418,940) were FOR the appointment of EY as the Company's auditor and 5.05 per cent of the votes (7,251,232) were WITHHELD.

The Named Proxyholders intend to vote proxies received "FOR" the appointment of EY as auditors of the Company, to hold office until the close of the next Annual Meeting, unless a shareholder specifies their shares be withheld from voting.

The Board of Directors recommends you vote for the appointment of Ernst & Young LLP as auditors of the Company.

3. **Auditors' Fee:** The Company is incorporated under the Nova Scotia *Companies Act*. Shareholder approval of the authorization of Directors to establish the Auditors' fee is required pursuant to the *Companies Act*. The Audit Committee reviews the nature and amount of non-audit services annually to support auditor independence and confirms that such services are compatible with maintaining independence.

   The fees to be paid to the Auditors are reasonable and reflective of market rates for services performed by audit firms. The aggregate fees billed by EY, during the last two fiscal years ended December 31, 2025 and December 31, 2024, were as follows:

Service fee	2025 ($)	2024 ($)
Audit fees(1)	**$7,237,801**	$5,689,398
Audit-related fees(2)	**1,001,206**	240,080
Tax fees(3)	**292,101**	323,252
All Other Fees	**–**	–
Total	**$8,531,108**	$6,252,730

(1) The Auditors' fees for the 2023 through 2025 period were based on a three-year audit fee proposal subject to auditor appointment and audit fee approval each year. The Auditors' fees are reflective of market rates for professional services.

(2) Audit-related fees for Emera relate to fees associated with agreed-upon procedures over rate-case filings and the audit of pension plans. Audit-related fees for 2025 also include fees incurred for additional work performed in preparation of Emera's first integrated audit required under the Sarbanes-Oxley Act in 2026.

(3) Tax fees for Emera relate to tax compliance services and general tax consulting advice on various matters.

The Named Proxyholders intend to vote proxies received "FOR" the authorization of Directors to establish the Auditors' fee for 2026, unless a shareholder instructs otherwise in their proxy.

The Board of Directors recommends that you vote FOR the authorization of Directors to establish the Auditors' fee for 2026.

4. **Advisory Vote on Executive Compensation ("say on pay")**: You will be asked to consider and approve, on an advisory basis, the resolution stated below on Emera's approach to executive compensation as disclosed in this Circular. This advisory vote forms an important part of the ongoing process of engagement between shareholders and the Board on executive compensation. At the 2024 and 2025 Annual Meetings, Emera's approach to executive compensation was approved with 95.12 per cent in 2024 and 95.90 per cent in 2025, respectively, of the votes cast "FOR" the advisory resolution on executive compensation.

   Our executive compensation programs are designed to attract, retain, motivate and reward high-calibre leaders to deliver strong performance in alignment with Emera's corporate strategy and to create and sustain shareholder value. Programs are designed to reflect a blend of short- and long-term incentive plans to reflect our pay-for-performance philosophy and to provide for a significant portion of an executive's compensation to be at risk, while aligning the structure of programs and payouts with sound risk management and good governance principles.

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 17

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices The Board, through the Management Resources and Compensation Committee (“MRCC”), has directed and reviewed the contents of the Statement of Executive Compensation in this Circular and has unanimously approved it as part of the MRCC’s report to you. As our shareholder, on an advisory basis, you have the opportunity to vote “FOR” or “AGAINST” our approach to executive compensation through the following resolution: “RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of the 2026 Annual Meeting of Shareholders of Emera Incorporated.” Since your vote is advisory, it will not be binding on the Board; however, the Board, and particularly the MRCC, will seriously consider the outcome of the vote and may communicate with certain shareholders as a follow-up matter as part of its ongoing review of executive compensation. At the 2025 Annual Meeting, 95.90 per cent of the votes (137,137,973) were FOR the Company’s approach to executive compensation and 4.10 per cent of the votes (5,868,770) were AGAINST. The Named Proxyholders intend to vote proxies received “FOR” the non-binding advisory resolution on executive compensation, unless otherwise instructed. The Board of Directors recommends you vote FOR the non-binding advisory resolution on executive compensation. 5. Employee Common Share Purchase Plan Amendment: To consider and if thought appropriate, to pass an ordinary resolution (the full text of which is produced in Appendix A of this Circular) ratifying, confirming and approving an increase in the maximum number of common shares reserved for issuance under the Company’s Employee Common Share Purchase Plan from 7,000,000 common shares to 12,000,000 common shares (an increase of 5,000,000 common shares). For more information about this amendment of the Employee Common Share Purchase Plan, see Amendment to the Employee Common Share Purchase Plan in the Statement of Executive Compensation later in this Circular. The Named Proxyholders intend to vote proxies received “FOR” the amendment to the Employee Common Share Purchase Plan, unless otherwise instructed. The Board of Directors recommends that you vote FOR the amendment to the Employee Common Share Purchase Plan. 6. Senior Management Stock Option Plan Amendment: To consider and if thought appropriate, to pass an ordinary resolution (the full text of which is produced in Appendix B of this Circular) ratifying, confirming and approving an increase in the maximum number of common shares reserved for issuance under the Company’s Senior Management Stock Option Plan (the “Stock Option Plan”) from 14,698,259 common shares to 18,198,259 common shares (an increase of 3,500,000 shares). The Stock Option Plan is an important part of the Company’s long term incentive program for senior management. The amendment to increase the reserve, if approved, would replenish the inventory of common shares available for issuance under the Stock Option Plan which would otherwise be exhausted by the Company for the 2027 grants. This increase will allow for a sufficient reserve balance to be maintained, based on granting an approximate average of 6,000 options per year, for the next five years. For more information about this Amendment of the Stock Option Plan, see Amendments to Senior Management Stock Option Plan in the Statement of Executive Compensation later in this Circular. The Named Proxyholders intend to vote proxies received “FOR” the amendments to the Senior Management Stock Option Plan, unless otherwise instructed. The Board of Directors recommends that you vote FOR the amendment to the Senior Management Stock Option Share Plan. 18 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

1.3 Director Nominees

There are 11 individuals nominated to serve on the Board. The Board is led by an independent Board Chair and all Director Nominees, except Mr. Balfour, are considered by the Board to be independent under applicable securities rules. Mr. Balfour is not considered independent because he is also the President and CEO of the Company. For more information about the Company's definition of independence, see *Director and Chair Independence* in the Corporate Governance section of this Circular.

The Directors nominees are all experienced directors and represent a mix of age, tenure and gender and geographic mix. The information below provides an overview of the Director nominees and a snapshot of the composition of the Board based on their election at the Meeting.

Director Nominees at a Glance

Name(1)	Age	Independent	Residency	% Votes in favour at 2025 AGM	2025 Board meetings (4)	Committees (5)
Scott C. Balfour(1) Director since 2018	61	No	Canada	99.68	100%	N/A
James V. Bertram Director since 2018	70	Yes	Canada	99.63	100%	MRCC NCGC
Isabelle Courville(2) Director since September 2025	63	Yes	Canada	N/A	100%	AUDIT MRCC
Henry E. Demone Director since 2014	71	Yes	Canada	97.11	100%	MRCC (Chair) NCGC
Paula Y. Gold-Williams Director since 2022	63	Yes	United States	99.64	100%	Audit MRCC
Kent M. Harvey Director since 2017	68	Yes	United States	99.13	100%	Audit (Chair) SRC
B. Lynn Loewen Director since 2013	65	Yes	Canada	96.95	100%	Audit NCGC
Ian E. Robertson Director since 2022	66	Yes	Canada	99.73	100%	SRC (Chair) Audit
Karen H. Sheriff (3) Director since 2021	68	Yes	Canada	99.36	100%	Board (Chair)
Jochen E. Tilk Director since 2018	62	Yes	Canada	98.93	100%	NCGC (Chair) MRCC SRC
Carla M. Tully Director since 2024	53	Yes	United States	99.74	100%	Audit SRC

(1) Mr. Balfour, as President and CEO, does not serve as a member of any Committee but attends all Committee meetings.

(2) Ms. Courville was appointed to the Board of Directors effective September 17, 2025 and has attended all Board meetings since that date. She was appointed to the Audit Committee and the Management Resources and Compensation Committee effective November 13, 2025 and has attended all meetings of those committees since that date.

(3) Ms. Sheriff was appointed as Chair of the Board of Directors effective February 21, 2025. As Chair of the Board, she is no longer a member of any Board Committees but attends all Committee meetings.

(4) This reflects attendance at all scheduled Board meetings and special Board meetings scheduled on short notice in 2025.

(5) In February 2025, the Board, on the recommendation of the Nominating and Corporate Governance Committee ("NCGC"), approved changes to its Committees and Committee Membership. Effective February 21, 2025, the Health, Safety and Environment Committee and the Risk and Sustainability Committee were dissolved and replaced with the newly established Safety and Risk Committee ("SRC"). The table reflects all Committee and Committee Chair appointments as of the date of this Circular. "Audit" refers to the Audit Committee and "MRCC" to the Management Resources and Compensation Committee.

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 19

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Overview of Independent Director Nominees (excluding President and CEO)

Geographic Mix



- **3** United States
- **7** Canada

Gender



- **5** Female
- **5** Male

Tenure



- **5** 0-5 years
- **3** 6-10 years
- **2** 11-15 years

Age



- **1** <60
- **7** 60s
- **2** 70s

See pages 44 and 45 for more information about Director tenure and Board composition, respectively.

Director Nominee Profiles

The profiles that follow provide important information on each of the 11 Director Nominees, including age, municipality and country of residence, year first elected or appointed as a Director, principal occupation, education, skills and experience.[1]

Committee memberships and attendance (where applicable) for meetings held in 2025,[2] as well as any memberships on other public company boards in the last five years, are also provided.

Also included in the profiles, is information about the common shares and deferred share units ("DSUs") of Emera held as of the last trading day of each year by each Director Nominee for the past three years. The estimated value of each Director Nominee's common shares and DSU holdings is based on the following:

Year-end	Closing price of Emera common shares on the TSX ($)
December 29, 2023	50.30
December 31, 2024	53.73
December 31, 2025	**67.64**

All Director Nominees are required to meet Emera's share ownership guideline. The information below also details their status under the guideline. For further information regarding the required level of share ownership for Emera's Directors, see *Director Share Ownership Guideline* in the Corporate Governance section of this Circular. For further information on the share ownership guidelines for the Company's executive officers, including Mr. Balfour, see *Executive Share Ownership Requirements and Anti-Hedging Policy* in the Statement of Executive Compensation in this Circular.

(1) Information about each Director Nominee is current as of the date of this Circular, unless indicated otherwise.

(2) In February 2025, the Board, on the recommendation of the Nominating and Corporate Governance Committee, approved changes to its Committees structure and Committee Membership. Effective February 21, 2025, the Health, Safety and Environment Committee ("HSEC") and the Risk and Sustainability Committee ("RSC") were dissolved and replaced with the newly established Safety and Risk Committee ("SRC").

20 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Scott C. Balfour

Director Since: 2018 **Not Independent, President and CEO of Emera**



Halifax, Nova Scotia
Canada
Age: 61

Skills and Experience

- CEO/Senior Executive
- Sustainability/ESG
- Governance
- Risk Management
- Customer/Stakeholder
- Energy Sector or Utility Sector
- Strategic Planning, M&A or Growth Strategy
- Talent Management and Executive Compensation
- Financial Literacy and Accounting
- Government Relations, Public Policy and Regulatory

2025 Annual Meeting Votes for: 99.68%

Other Public Company Boards (last five years)

- None

Mr. Balfour was appointed President and Chief Executive Officer ("CEO") of Emera and became a Director of the Board in March 2018.

Mr. Balfour first joined Emera in April 2012 as Chief Financial Officer ("CFO"), later becoming CEO. Before joining Emera, he held a variety of roles, including President and CFO at Aecon Group Inc., a Canadian publicly traded construction and infrastructure development company.

Mr. Balfour is a Director of many Emera subsidiaries and serves as Chair of the Boards of Tampa Electric Company, Nova Scotia Power Incorporated, Peoples Gas System, Inc. and New Mexico Gas Company, Inc. He also serves as Director of the Business Council of Canada and Edison Electric Institute. He is a former Director of Martinrea International Inc. and past Chair of the Ontario Energy Association.

Mr. Balfour received his Master of Business Administration from the Richard Ivey School of Business at the University of Western Ontario. He earned a Bachelor of Business Administration (Honours) from Wilfrid Laurier University.

Mr. Balfour's strong experience in strategy, finance and operations, and as a public company executive provide the foundation for his contribution to the Board and his leadership of Emera. His knowledge of capital markets, along with his experience in growing a business through the development and execution of strategy, and through mergers and acquisitions, as well as leading teams and structuring systems to manage that growth, are tremendous assets for Emera.

2025 Board and Committee membership[1]	Attendance	Total
• Board	5 of 5	100%
Total Attendance	**5 of 5**	**100%**

DSUs awarded and held		
2025 share-based awards ($)	**Total 2025 change in value of all DSUs held ($)**	**Market value of total DSU holdings ($)**
22,197	2,263,101	12,506,163

Emera Securities held[2]	2023	2024	2025
Common shares[3]	76,190	115,454	118,404
DSUs	139,809	162,696	184,893
Value of shares and DSUs ($)	10,864,756	14,944,981	20,515,009
Status under Executive Share Ownership Requirements[4]	As President and CEO of Emera, Mr. Balfour is subject to Executive Share Ownership Requirements. This requires that he owns shares and/or DSUs valued at no less than five times his salary. He owns shares and DSUs valued at 16.3 his base salary which exceeds the Executive Share Ownership Requirement of five times his salary.		

(1) Mr. Balfour, as President and CEO, does not serve on any of the Board Committees but attends all Committee meetings.

(2) As stated on page 20, the information about the common shares and DSUs held by each Director Nominee is as of the last trading day of each year.

(3) Includes all shares controlled directly or indirectly by Mr. Balfour.

(4) For more information, see *Executive Share Ownership Requirements and Anti-Hedging Policy* in the Statement of Executive Compensation in this Circular.

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 21

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

James V. Bertram

Director Since: 2018 **Independent Director**



Calgary, Alberta
Canada
Age: 70

Skills and Experience

- CEO/Senior Executive
- Sustainability/ESG
- Governance
- Risk Management
- Customer/Stakeholder
- Energy Sector or Utility Sector
- Strategic Planning, M&A or Growth Strategy
- Talent Management and Executive Compensation

2025 Annual Meeting Votes for: 99.63%

Other Public Company Boards (last five years)

- Keyera Corp. (March 2003 to present)
- Methanex Corporation (October 2018 to present)

Mr. Bertram joined the Emera Board in July 2018. He was appointed to the Management Resources and Compensation Committee in November 2018. In May 2019, he was appointed Chair of the former Health, Safety and Environment Committee and served on that committee until February 2025. In February 2025, he was appointed to the Nominating and Corporate Governance Committee.

Mr. Bertram was CEO of Keyera Corp., one of Canada's leading publicly traded midstream oil and gas operators, from its inception in 1998 until 2015 when he became Executive Chair. He retired as an officer of Keyera in 2016. Prior to this, he was Vice President, Marketing for the worldwide operations of Gulf Canada.

Mr. Bertram is a corporate director and Chair of the Board of Keyera Corp. He is also a Director of Methanex Corporation, the world's largest producer and supplier of methanol to major international markets.

Mr. Bertram received his Bachelor of Commerce from the University of Calgary.

With his experience in growing a business and completing major acquisitions, while also enabling consistent delivery of value to customers and shareholders, Mr. Bertram makes an important contribution to Emera's Board.

2025 Board and Committee membership	Attendance	Total
• Board	5 of 5	100%
• Health, Safety and Environment Committee (Chair)[1]	1 of 1	100%
• Nominating and Corporate Governance Committee[2]	5 of 5	100%
• Management Resources and Compensation Committee	6 of 6	100%
Total Attendance	**17 of 17**	**100%**

Total compensation		
Fees earned in 2025 ($)	All other compensation ($)	Total ($)
148,026	Nil	148,026

DSUs awarded and held		
2025 share-based awards ($)	Total 2025 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
308,026	554,321	3,218,063

Emera Securities held	2023	2024	2025
Common shares	14,170	14,170	14,170
DSUs	31,473	39,850	47,576
Value of shares and DSUs ($)	2,295,850	2,902,523	4,176,522
Status under Share Ownership Guideline[3]	Mr. Bertram owns shares and DSUs valued at over 13.9x the Annual Director's retainer; therefore, the Director Share Ownership Guideline has been met.		

(1) In February 2025, the former Health, Safety and Environment Committee and the former Risk and Sustainability Committee were replaced with the Safety and Risk Committee.

(2) Mr. Bertram was appointed a member of Nominating and Corporate Governance Committee in February 2025 and has attended all meetings since being appointed.

(3) Under Emera's Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. For more information, see *Director Share Ownership Guideline* in the Corporate Governance section of this Circular.

22 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Isabelle Courville

Director Since: 2025 **Independent Director**



Mont-Tremblant, Quebec
Canada
Age: 63

Skills and Experience

- CEO/Senior Executive
- Sustainability/ESG
- Governance
- Risk Management
- Customer/Stakeholder
- Energy Sector or Utility Sector
- Strategic Planning, M&A or Growth Strategy
- Talent Management and Executive Compensation
- Financial Literacy and Accounting
- Government Relations, Public Policy and Regulatory

2025 Annual Meeting Votes for: Not Applicable

Other Public Company Boards (last five years)

- Canadian Pacific Kansas City (May 2019 to present)
- Veolia Environment S.A. (April 2016 to present)

Ms. Courville joined the Emera Board in September 2025 and was appointed to the Audit Committee and the Management Resources and Compensation Committee in November 2025.

With over 20 years' experience in the energy and telecommunications sectors, Ms. Courville is the former President of Hydro Quebec Distribution and Hydro-Quebec TransEnergie and has held various executive roles at Bell Canada. This includes President of Bell Canada's Enterprise Group and President and Chief Executive Officer of Bell Nordiq.

Ms. Courville is Chair of the Board of Canadian Pacific Kansas City (CPKC) and chaired its Audit and Finance Committee as well as its Management Resources and Compensation Committee. She was the Chair of the Board of Laurentian Bank from 2013 until 2019 and served on the Board of Directors of SNC-Lavalin Group Inc., Gecina S.A., a France-based real estate investment trust, and Miranda Technologies, a world-leading provider of hardware and software solutions for the television broadcast, cable, satellite and IPTV industry.

In addition to CPKC, Ms. Courville is currently a member of the Board of Veolia Environment S.A., a French transnational company with activities in three main service and utility areas traditionally managed by public authorities – water management, waste management and energy services. She is also a member of the Board of Directors of the Institute for Governance of Private and Public Organizations.

Ms. Courville holds a degree in Engineering Physics from the École Polytechnique de Montréal and a Bachelor's Degree in Civil Law from McGill University. In 2021, she became Fellow of the Institute of Corporate Directors, Canada's preeminent distinction for Directors.

Ms. Courville's extensive experience in the energy sector, as well as her experience on public company boards make her a valuable addition to Emera's Board.

2025 Board and Committee membership[1]	Attendance	Total
• Board	2 of 2	100%
• Management Resources and Compensation Committee	2 of 2	100%
• Audit Committee	N/A	N/A
Total Attendance	**4 of 4**	**100%**

Total compensation		
Fees earned in 2025 ($)	**All other compensation ($)**	**Total ($)**
39,326	N/A	39,326

DSUs awarded and held		
2025 share-based awards ($)	**Total 2025 change in value of all DSUs held ($)**	**Market value of total DSU holdings ($)**
85,792	N/A	108,002

Emera Securities held			
	2023	**2024**	**2025**
Common shares	N/A	N/A	2,000
DSUs	N/A	N/A	1,597
Value of shares and DSUs ($)	N/A	N/A	243,282
Status under Share Ownership Guideline[2]	Ms. Courville joined the Board in September 2025 and owns DSUs valued at 0.8x. She has until September 2028 to meet Share Ownership Guideline.		

(1) Ms. Courville was appointed a Director in September 2025 and has attended all Board meeting since the date of her appointment. She was appointed to the Management Resources and Compensation Committee in November 2025 and attended all meetings in 2025 after her appointment. She was also appointed to the Audit Committee in November 2025, but there were no further Audit Committee meetings in 2025 after her appointment.

(2) Under Emera's Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. For more information, see *Director Share Ownership Guideline* in the Corporate Governance section of this Circular.

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 23

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Henry E. Demone

Director Since: 2014 **Independent Director**



Lunenburg, Nova Scotia
Canada
Age: 71

Skills and Experience

- CEO/Senior Executive
- Sustainability/ESG
- Governance
- Customer/Stakeholder
- Strategic Planning, M&A or Growth Strategy
- Talent Management and Executive Compensation

2025 Annual Meeting Votes for: 97.11%

Other Public Company Boards (last five years)

- Saputo Inc. (June 2012 to September 2024)

Mr. Demone joined the Emera Board in September 2014. At that time, he was appointed to the Management Resources and Compensation Committee and became Chair of that Committee in May 2021. He was appointed to the Nominating and Corporate Governance Committee in May 2017.

Mr. Demone is the former Chair of High Liner Foods Inc. of Lunenburg, Nova Scotia, a leading North American processor and marketer of value-added frozen seafood. He became President of High Liner Foods Inc. in 1989. In 1992, he was appointed President and CEO, a position he held until May 2015. He was reappointed CEO of High Liner Foods on an interim basis from August 2017 until April 2018.

From June 2012 to September 2024, Mr. Demone was a member of the board of directors of Saputo Inc., a Montreal-based dairy company. He is also the past Chair of the Fisheries Council of Canada and The Groundfish Forum, a global trade association representing industry leaders, and has served on the boards of Dover Industries Ltd. and Maritime Tel & Tel (Aliant). Mr. Demone is also the first non-United States citizen to be named Chair of the National Fisheries Institute, an American trade association.

Mr. Demone received his Bachelor of Science in Mathematics with honours from Acadia University.

In both public and private entities, Mr. Demone has extensive experience in strategic planning, global markets and mergers and acquisitions. As a long-time business leader in Atlantic Canada, Mr. Demone's robust business relationships and solid reputation make him a valuable member of Emera's Board.

2025 Board and Committee membership	Attendance	Total
• Board	5 of 5	100%
• Management Resources and Compensation Committee (Chair)	6 of 6	100%
• Nominating and Corporate Governance Committee	6 of 6	100%
Total Attendance	**17 of 17**	**100%**

Total compensation

Fees earned in 2025 ($)	All other compensation ($)	Total ($)
160,500	Nil	160,500

DSUs awarded and held

2025 share-based awards ($)	Total 2025 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
160,000	680,957	3,673,655

Emera Securities held

	2023	2024	2025
Common shares	9,062	10,864	10,864
DSUs	43,145	48,954	54,312
Value of shares and DSUs ($)	2,625,990	3,214,046	4,408,496
Status under Share Ownership Guideline[1]	Mr. Demone owns shares and DSUs valued at over 14.6x the Annual Director's retainer; therefore, the Share Ownership Guideline has been met.		

(1) Under Emera's Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. For more information, see *Director Share Ownership Guideline* in the Corporate Governance section of this Circular.

24 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Paula Y. Gold-Williams

Director Since: 2022 **Independent Director**



San Antonio, Texas
United States
Age: 63

Skills and Experience

- CEO/Senior Executive
- Sustainability/ESG
- Governance
- Risk Management
- Customer/Stakeholder
- Energy Sector or Utility Sector
- Strategic Planning, M&A or Growth Strategy
- Talent Management and Executive Compensation
- Financial Literacy and Accounting
- Government Relations, Public Policy and Regulatory

2025 Annual Meeting Votes for: 99.64%

Other Public Company Boards (last five years)

- ReNew Energy Global Plc (August 2023 to present)

Ms. Gold-Williams joined the Emera Board in February 2022. She was appointed to the Audit Committee in May 2023 and served on the former Health, Safety and Environment Committee from May 2022 to February 2025. In February 2025, she was appointed to the Management Resources and Compensation Committee.

Ms. Gold-Williams is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Before becoming CEO in 2015, she served in positions of increasing responsibility during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer.

Ms. Gold-Williams is a corporate director, serving as Co-Chair of the Keystone Policy Center, and has been a member of both the Policy Center and its Energy Board since 2016. She serves as an Energy Pillar Co-Chair of Dentons' Global Smart Cities & Communities Initiatives and Think Tank, and is also a member of the board of directors of ReNew Energy Global Plc, a renewable energy company based in India. She is a member of the Nasdaq's Center for Board Excellence, a community of like-minded board members, leaders and innovators committed to advancing corporate governance best practices and effectiveness. Ms. Gold-Williams held other board positions previously, including serving on the United States' Secretary of Energy's Advisory Board; being a First Vice Chair of the Electric Power Resource Institute ("EPRI"); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas' San Antonio Branch; and a past Chair of the San Antonio Chamber of Commerce.

Ms. Gold-Williams has an Associate Degree in Fine Arts from San Antonio College and a Bachelor of Business Administration in accounting from St. Mary's University in Texas. She earned her Master of Business Administration in Finance and Accounting from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

Ms. Gold-Williams' skills and experience in developing business strategies focused on consistently prioritizing customers, community and employees makes her a valuable member of Emera's Board.

2025 Board and Committee membership	Attendance	Total
• Board	5 of 5	100%
• Health, Safety and Environment Committee[1]	1 of 1	100%
• Audit Committee	5 of 5	100%
• Management Resources and Compensation Committee[2]	4 of 4	100%
Total Attendance	**15 of 15**	**100%**

Total compensation

Fees earned in 2025 ($)	All other compensation ($)	Total ($)
206,984	Nil	206,984

DSUs awarded and held

2025 share-based awards ($)	Total 2025 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
366,984	267,681	1,833,335

Emera Securities held

	2023	2024	2025
Common shares	Nil	Nil	Nil
DSUs	11,204	19,243	27,104
Value of shares and DSUs ($)	563,549	1,033,968	1,833,335
Status under Share Ownership Guideline[3]	Ms. Gold-Williams owns shares valued at over 6.1x the Annual Director's retainer; therefore, the Share Ownership Guideline has been met.		

(1) In February 2025, the former Health, Safety and Environment Committee and the former Risk and Sustainability Committee were replaced with the Safety and Risk Committee.

(2) Ms. Gold-Williams was appointed a member of Management Resources and Compensation Committee in February 2025 and has attended all meetings since being appointed.

(3) Under Emera's Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. For more information, see *Director Share Ownership Guideline* in the Corporate Governance section of this Circular.

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 25

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Kent M. Harvey

Director Since: 2017 **Independent Director**



New York, New York
United States
Age: 68

Skills and Experience

- CEO/Senior Executive
- Governance
- Risk Management
- Energy Sector or Utility Sector
- Strategic Planning, M&A or Growth Strategy
- Financial Literacy and Accounting
- Government Relations, Public Policy and Regulatory

2025 Annual Meeting Votes for: 99.13%

Other Public Company Boards (last five years)

- None

Mr. Harvey joined the Emera Board in November 2017. At that time, he was appointed to the Audit Committee, and became Chair of the Audit Committee in June 2020. From May 2019 to February 2025, he served on the former Health, Safety and Environment Committee and in February 2025, he was appointed to the new Safety and Risk Committee.

Mr. Harvey is the former Chief Financial Officer for San Francisco-based PG&E Corporation, the parent company of Pacific Gas and Electric Company, one of the largest combined natural gas and electric energy companies in the United States. After 33 years in progressively senior roles, he retired from PG&E in 2016.

Born in Montreal, Mr. Harvey is a naturalized United States citizen. He holds a Bachelor's Degree in Economics and a Master's Degree in Engineering, both from Stanford University. He volunteers as a crisis services provider at the Trevor Project, a United States non-profit organization that is focused on suicide prevention among LGBTQ youth.

Mr. Harvey is an experienced energy industry leader and strategic thinker with deep financial knowledge and strong expertise in United States markets. His skills and experience make him a significant asset to Emera's Board.

2025 Board and Committee membership	Attendance	Total
• Board	5 of 5	100%
• Health, Safety and Environment Committee[1]	1 of 1	100%
• Audit Committee (Chair)	5 of 5	100%
• Safety and Risk Committee	3 of 3	100%
Total Attendance	**14 of 14**	**100%**

Total compensation

Fees earned in 2025 ($)	All other compensation ($)	Total ($)
212,991	13,985	226,976

DSUs awarded and held

2025 share-based awards ($)	Total 2025 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
160,000	430,766	2,399,154

Emera Securities held

	2023	2024	2025
Common shares	Nil	Nil	Nil
DSUs	26,166	30,968	35,469
Value of shares and DSUs ($)	1,316,130	1,663,913	2,399,154
Status under Share Ownership Guideline[2]	Mr. Harvey owns DSUs valued at over 7.9x the Annual Director's retainer; therefore, the Share Ownership Guideline has been met.		

(1) In February 2025, the former Health, Safety and Environment Committee and the former Risk and Sustainability Committee were replaced with the Safety and Risk Committee.

(2) Under Emera's Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. For more information, see *Director Share Ownership Guideline* in the Corporate Governance section later of this Circular.

26 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

B. Lynn Loewen, FCPA, FCA

Director Since: 2013 **Independent Director**



Montreal, Quebec
Canada
Age: 65

Skills and Experience

- CEO/Senior Executive
- Financial Literacy and Accounting
- Governance
- Risk Management
- Sustainability/ESG
- Customer/Stakeholder
- Energy Sector or Utility Sector
- Strategic Planning, M&A or Growth Strategy
- Talent Management and Executive Compensation
- Government Relations, Public Policy and Regulatory

2025 Annual Meeting Votes for: 96.95%

Other Public Company Boards (last five years)

- National Bank of Canada (2022 to present)
- Kinaxis Inc. (2025 to present)
- Gildan Activewear Inc. (2024)

Ms. Loewen joined the Emera Board in February 2013 and has been a member of the Audit Committee since May 2013. She served on the former Health, Safety and Environment Committee from May 2017 to February 2025 and on the former Risk and Sustainability Committee from September 2021 to February 2025. In February 2025, she was appointed to the Nominating and Corporate Governance Committee.

A seasoned executive and finance leader, Ms. Loewen is the former President of Minogue Medical Inc., a Canadian supplier of medical technologies, supplies and equipment. From 2008 to 2011, she was President of Expertech Network Installations Inc. She also held key positions with Bell Canada Enterprises, as Vice President of Finance Operations from 2005 to 2008, and Vice President of Financial Controls from 2003 to 2005. Earlier in her career, she held positions of increasing responsibility with Air Canada Jazz, including Chief Financial Officer and Vice President of Corporate Services.

Ms. Loewen is a Director of National Bank of Canada, serving as Chair of the Audit Committee and member of the Risk Management and Technology Committees. Ms. Loewen is also a member of the Board of Directors of Kinaxis Inc., where she serves as Chair of the Audit Committee.

Ms Loewen was Chancellor of Mount Allison University, Chair of its Nominating and Governance Committee and served on its Executive Committee from 2018-2025. She served on its Board of Regents from 1998 to 2008, including Chair from 2007-2008.

In 2024, Ms. Loewen was a member of the Board of Directors of Gildan Activewear Inc. a Canadian apparel manufacturer. Ms. Loewen was also a member of the Board of Directors of Xplore Inc., and a member of its Audit Committee from 2021 to 2023. Additionally, she served on the Public Sector Pension Investment Board from 2001 to 2007, including the Audit and Conflicts Committee from 2003 to 2007 (Chair from 2006 to 2007) and as Chair of its Governance Committee from 2003 to 2006.

Ms. Loewen holds a Bachelor of Commerce from Mount Allison University. She is a Fellow of the Chartered Professional Accountants of Nova Scotia and has received the Directors' designation from the Institute of Corporate Directors.

Ms. Loewen's deep financial and governance expertise are valuable assets for the Emera Board.

2025 Board and Committee membership	Attendance	Total
• Board	5 of 5	100%
• Health, Safety and Environment Committee[1]	1 of 1	100%
• Audit Committee	5 of 5	100%
• Risk and Sustainability Committee[1]	1 of 1	100%
• Nominating and Corporate Governance Committee[2]	5 of 5	100%
Total Attendance	**17 of 17**	**100%**

Total compensation

Fees earned in 2025 ($)	All other compensation ($)	Total ($)
149,467	Nil	149,467

DSUs awarded and held

2025 share-based awards ($)	Total 2025 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
309,467	1,013,701	5,560,029

Emera Securities held

	2023	2024	2025
Common shares	4,490	4,490	4,490
DSUs	62,687	72,875	82,200
Value of shares and DSUs ($)	3,378,994	4,156,859	5,863,733
Status under Share Ownership Guideline[3]	Ms. Loewen owns shares and DSUs valued at over 19.5x the value of the Annual Director's retainer; therefore, the Share Ownership Guideline has been met.		

(1) In February 2025, the former Health, Safety and Environment Committee and the former Risk and Sustainability Committee were replaced with the Safety and Risk Committee.

(2) Ms. Loewen was appointed a member of Nominating and Corporate Governance Committee in February 2025 and has attended all meetings since being appointed.

(3) Under Emera's Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. For more information, see *Director Share Ownership Guideline* in the Corporate Governance section later in this Circular.

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 27

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Ian E. Robertson

Director Since: 2022 **Independent Director**



Oakville, Ontario
Canada
Age: 66

Skills and Experience

- CEO/Senior Executive
- Sustainability/ESG
- Governance
- Risk Management
- Customer/Stakeholder
- Energy Sector or Utility Sector
- Strategic Planning, M&A or Growth Strategy
- Talent Management and Executive Compensation
- Financial Literacy and Accounting
- Government Relations, Public Policy and Regulatory

2025 Annual Meeting Votes for: 99.73%

Other Public Company Boards (last five years)

- Embark Technology, Inc. (November 2021 to August 2023)
- Northern Genesis Acquisition Corp III (March 2021 to May 2023)
- Largo Resources Ltd. (March 2021 to July 2022)
- Lion Electric Company (May 2021 to November 2021)
- Northern Genesis Acquisition Corp. (August 2020 to May 2021)[1]
- Northern Genesis Acquisition Corp. II (January 2021 to November 2021)[2]

Mr. Robertson joined the Emera Board in February 2022 and was appointed to the Audit Committee in May 2022. From May 2022 to February 2025, he served on the former Risk and Sustainability Committee, and was appointed Chair of the Safety and Risk Committee in February 2025.

Mr. Robertson has over 30 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities. He is a principal of the Northern Genesis Capital Group; an investment group focused on identifying and investing in energy transition businesses. He is the former CEO of Algonquin Power & Utilities Corp. ("Algonquin Power"), a publicly traded, diversified, international generation, transmission and distribution utility. He was also the founder and principal of Algonquin Power's predecessor, Algonquin Power Corporation Inc., a private independent power developer formed in 1988.

Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science from the University of Waterloo. He earned a Master of Business Administration from York University's Schulich School of Business and holds a Chartered Financial Analyst designation, along with a global professional Master of Laws from the University of Toronto. He also holds a Chartered Director designation from the Directors College of McMaster University.

During his time as CEO of Algonquin Power and its predecessor entities, Mr. Robertson led the organization through a period of extraordinary growth. His entrepreneurial approach to building a leading North American regulated utility business, focused on renewable energy, is a distinct asset to Emera's Board.

2025 Board and Committee membership	Attendance	Total
• Board	5 of 5	100%
• Audit Committee	5 of 5	100%
• Risk and Sustainability Committee[3]	1 of 1	100%
• Safety and Risk Committee (Chair)	3 of 3	100%
Total Attendance	**14 of 14**	**100%**

Total compensation		
Fees earned in 2025 ($)	**All other compensation ($)**	**Total ($)**
160,474	Nil	160,474

DSUs awarded and held		
2025 share-based awards ($)	**Total 2025 change in value of all DSUs held ($)**	**Market value of total DSU holdings ($)**
320,474	230,793	1,585,816

Emera Securities held	2023	2024	2025
Common shares	32,600	32,600	32,600
DSUs	9,757	16,592	23,445
Value of shares and DSUs ($)	2,130,552	2,643,078	3,790,880
Status under Share Ownership Guideline[4]	Mr. Robertson owns shares and DSUs valued at over 12.6x the value of the Annual Director's retainer; therefore, the Share Ownership Guideline has been met.		

(1) Mr. Robertson was a member of the board of Northern Genesis Acquisition Corp. from August 2020 to May 2021 when it merged with Lion Electric Company.

(2) Mr. Robertson was on the board of directors of Northern Genesis Acquisition Corp. II from January 2021 to November 2021, when it merged with Embark Technology, Inc.

(3) In February 2025, the former Health, Safety and Environment Committee and the former Risk and Sustainability Committee were replaced with the Safety and Risk Committee

(4) Under Emera's Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. For more information, see *Director Share Ownership Guideline* in the Corporate Governance section of this Circular.

28 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Karen H. Sheriff

Director Since: 2021 **Independent Director**



Picton, Ontario
Canada
Age: 68

Skills and Experience

- CEO/Senior Executive
- Sustainability/ESG
- Governance
- Risk Management
- Customer/Stakeholder
- Energy Sector or Utility Sector
- Strategic Planning, M&A or Growth Strategy
- Talent Management and Executive Compensation
- Financial Literacy and Accounting
- Government Relations, Public Policy and Regulatory

2025 Annual Meeting Votes for: 99.36%

Other Public Company Boards (last five years)

- BCE Inc. (April 2017 to present)

Ms. Sheriff joined the Emera Board in February 2021 and became Chair of the Board in February 2025. She served on the Management Resources and Compensation Committee from May 2021 to February 2025 and on the former Risk and Sustainability Committee from September 2021 to February 2025. She was Chair of the Nominating and Corporate Governance Committee from May 2024 to February 2025.

Ms. Sheriff is a corporate director and the former President and CEO of Q9 Networks Inc., a data centre services provider. From 2008 to 2014, she was President and CEO of Bell Aliant, Inc., a telecommunications company. A senior leader for more than nine years with BCE Inc., she currently serves on its Board of Directors. Ms. Sheriff spent over 10 years with United Airlines in the areas of marketing, strategy, human resources and finance, and is a former member of the Board of CPP Investments and WestJet Airlines Ltd.

Holding a Master of Business Administration with concentrations in marketing and finance from the University of Chicago, Ms. Sheriff was named one of Canada's top 25 Women of Influence for 2013 and 2014 by Women of Influence Inc, and named Woman of the Year by Canadian Women in Communications. She has been recognized as one of Atlantic Canada's Top 50 CEOs by *Atlantic Business Magazine* and one of Canada's Top 100 Most Powerful Women on multiple occasions.

With her extensive senior executive experience, including as CEO of a public company and a leader in the transformation of Bell Aliant, Ms. Sheriff brings 20 years of technology-based industry experience. Her experience in leading a regulated utility and involvement in significant mergers and acquisitions, including Bell Aliant, Q9, CTV and the sale of WestJet to Onex make Ms. Sheriff a valuable member of Emera's Board.

2025 Board and Committee membership[1]	Attendance	Total
• Risk and Sustainability Committee	1 of 1	100%
• Board (Chair)	5 of 5	100%
Total Attendance	**6 of 6**	**100%**

Total compensation

Fees earned in 2025 ($)	All other compensation ($)	Total ($)
249,958	Nil	249,958

DSUs awarded and held

2025 share-based awards ($)	Total 2025 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
476,629	315,487	2,216,668

Emera Securities held

	2023	2024	2025
Common shares	1,000	3,000	3,000
DSUs	15,263	22,681	32,772
Value of shares and DSUs ($)	818,029	1,379,819	2,419,588
Status under Share Ownership Guideline[2]	Ms. Sheriff owns shares and DSUs valued at over 4.8x the value of the Annual Chair's retainer; therefore, the Share Ownership Guideline has been met.		

(1) As Chair of the Board, Ms. Sheriff is no longer a member of any Board Committees but attends Committee meetings in her capacity as Chair of the Board. The former Health, Safety and Environment Committee and the former Risk and Sustainability Committee were replaced by the Safety and Risk Committee in February 2025, at the time Ms. Sheriff was appointed as Chair of the Board.

(2) Under Emera's Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board. For more information, see *Director Share Ownership Guideline* in the Corporate Governance section of this Circular.

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 29

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Jochen E. Tilk

Director Since: 2018 **Independent Director**



Toronto, Ontario
Canada
Age: 62

Skills and Experience

- CEO/Senior Executive
- Sustainability/ESG
- Governance
- Risk Management
- Strategic Planning, M&A or Growth Strategy
- Talent Management and Executive Compensation

2025 Annual Meeting Votes for: 98.93%

Other Public Company Boards (last five years)

- AngloGold Ashanti Limited (January 2019 to present)

Mr. Tilk joined the Emera Board in July 2018. From November 2018 to May 2021, he served as a member of the Audit Committee and was appointed to the Management Resources and Compensation Committee in May 2019 and the Nominating and Corporate Governance Committee in May 2021. He was also appointed to and served as Chair of the former Risk and Sustainability Committee from September 2021 to February 2025. In February 2025, he was appointed Chair of the Nominating and Corporate Governance Committee and member of the new Safety and Risk Committee.

Mr. Tilk is the former Executive Chair of Nutrien Ltd., a Canadian global supplier of agricultural products and services based in Saskatoon, Saskatchewan, and is the former President and CEO of Potash Corporation of Saskatchewan. Previously, Mr. Tilk spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company's President and CEO.

Mr. Tilk is a corporate director and currently serves as Chair of the board of AngloGold Ashanti Plc, a publicly listed international gold mining company based in London, UK. He is also Chair of the Princess Margaret Cancer Foundation, a not-for-profit organization in Toronto, Ontario; former Chair of the Board of Canpotex Limited, a Canadian potash exporter; and a former Director of the Fertilizer Institute, a United States-based industry organization. He is also a former director of the International Fertilizer Association.

Mr. Tilk received his Master in Mining Engineering from Rheinisch-Westfälische Technische Hochschule, a research university located in Aachen, North Rhine-Westphalia, Germany.

Mr. Tilk's track record of growing companies and leading multi-billion-dollar capital expenditure programs makes him an important contributor to Emera's Board.

2025 Board and Committee membership	Attendance	Total
• Board	5 of 5	100%
• Risk and Sustainability Committee (Chair)[1]	1 of 1	100%
• Safety and Risk Committee	3 of 3	100%
• Management Resources and Compensation Committee	6 of 6	100%
• Nominating and Corporate Governance Committee (Chair)	6 of 6	100%
Total Attendance	**21 of 21**	**100%**

Total compensation

Fees earned in 2025 ($)	All other compensation ($)	Total ($)
171,000	Nil	171,000

DSUs awarded and held

2025 share-based awards ($)	Total 2025 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
331,000	527,189	3,109,211

Emera Securities held

	2023	2024	2025
Common shares	Nil	Nil	Nil
DSUs	29,431	37,900	45,967
Value of shares and DSUs ($)	1,480,356	2,036,368	3,109,211
Status under Share Ownership Guideline[2]	Mr. Tilk owns DSUs valued at over 10.3x the value of the annual Director retainer; therefore, the Share Ownership Guideline has been met.		

(1) In February 2025, the former Health, Safety and Environment Committee and the former Risk and Sustainability Committee were replaced with the Safety and Risk Committee.

(2) Under Emera's Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. For more information, see Director Share Ownership Guideline in the Corporate Governance section of this Circular.

30 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Carla M. Tully

Director Since: 2024 | **Independent Director**



Arlington, Virginia
United States
Age: 53

Skills and Experience

- CEO/Senior Executive
- Sustainability/ESG
- Governance
- Risk Management
- Customer/Stakeholder
- Energy Sector or Utility Sector
- Strategic Planning, M&A or Growth Strategy
- Talent Management and Executive Compensation
- Financial Literacy and Accounting
- Government Relations, Public Policy and Regulatory

2025 Annual Meeting Votes for: 99.74%

Other Public Company Boards (last five years)

- Nikola Corporation (February 2024 to December 12, 2025)

Ms. Tully joined the Emera Board and was appointed to the Audit Committee in June 2024. From June 2024 to February 2025, she served on the former Health Safety and Environment Committee, and in February 2025, was appointed to the Safety and Risk Committee.

Ms. Tully is a former CEO and Co-Founder of Earthrise Energy, an energy transition company she developed and grew into a successful independent power producer. Previously, she served as Executive Vice President and Managing Director of Renewable Energy at MAP Energy, a U.S. $2.4 billion energy investment firm, where she scaled the company's renewable energy development business. At the AES Corporation, a global Fortune 500 utility and energy generation company, Ms. Tully held key senior leadership roles, including President of AES UK and Ireland.

Ms. Tully serves on the board of Pattern Energy and the board for Citizens for Responsible Energy Solutions Forum. She is a Senior Advisor for the Canadian Pension Plan Investment Board (CPPIB) and also an advisor to several energy startups. She also served on the Board of Nikola Corporation.

Ms. Tully holds a Master of Business Administration from Columbia Business School, a Master of Arts in Law and Diplomacy from the Fletcher School at Tufts University, and a Bachelor's degree in International Relations and Economics from the University of Southern California. She received the 2016 UK Institute of Directors' Award – Director of the Year for Corporate Responsibility.

With her skills and experience in shaping corporate strategy, leading mergers and acquisitions and driving growth, Ms. Tully plays an essential role on the Emera Board.

2025 Board and Committee membership	Attendance	Total
• Board	5 of 5	100%
• Health, Safety and Environment Committee[1]	1 of 1	100%
• Audit Committee	5 of 5	100%
• Safety and Risk Committee	3 of 3	100%
Total Attendance	**14 of 14**	**100%**

Total compensation

Fees earned in 2025 ($)	All other compensation ($)	Total ($)
206,984	Nil	206,984

DSUs awarded and held

2025 share-based awards ($)	Total 2025 change in value of all DSUs held ($)	Market value of total DSU holdings ($)
160,000	52,457	472,009

Emera Securities held

	2023	2024	2025
Common shares	N/A	13,000	13,000
DSUs	N/A	3,771	6,978
Value of shares and DSUs ($)	N/A	901,116	1,351,329
Status under Share Ownership Guideline[2]	Ms. Tully owns shares and DSUs valued at over 4.5x the Annual Director's retainer; therefore, the Share ownership guideline has been met.		

(1) In February 2025, the Health, Safety and Environment Committee and the Risk and Sustainability Committee were replaced with the Safety and Risk Committee.

(2) Under Emera's Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two, within three years of the date of their appointment. For more information, see *Director Share Ownership Guideline* in the Corporate Governance section of this Circular.

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 31

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

1.4 Additional Information

2025 Board and Committee Meeting Attendance

The total number of Board and Committee Meetings held in 2025 with overall Director Nominee attendance is summarized in the table below.[1]

Total Board Attendance


100%
(27 Meetings)

Type of meeting	Number of meetings	Overall Attendance
Board	5	100%
Audit Committee	5	100%
Management Resources and Compensation Committee	6	100%
Nominating and Corporate Governance Committee	6	100%
Risk and Sustainability Committee [2]	1	100%
Health, Safety and Environment Committee [2]	1	100%
Safety Risk Committee	3	100%
Total meetings:	**27**	**100%**

(1) Individual attendance records for the Director Nominees in 2025 are set out in the Director Nominee profiles.

(2) In February 2025, the former Health, Safety and Environment Committee and the former Risk and Sustainability Committee were dissolved and replaced with the Safety and Risk Committee ("SRC").

Director Nominee Skills and Experience

The following table shows the skills and experience of each Director Nominee in areas identified as necessary for effective oversight of Emera given its current operations and strategy. These qualifications are considered in reviewing Board succession and recruiting new Board members.

Name of Director Nominees	CEO/Senior Executive	Sustainability/ ESG	Governance	Risk Management	Customer/ Stakeholder	Energy Sector or Utility Sector	Strategic Planning, M&A or Growth Strategy	Talent Management and Executive Compensation	Financial Literacy and Accounting	Government Relations, Public Policy and Regulatory
Scott C. Balfour	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
James V. Bertram	✓	✓	✓	✓	✓	✓	✓	✓		
Isabelle Courville	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Henry E. Demone	✓	✓	✓		✓		✓	✓		
Paula Y. Gold-Williams	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Kent M. Harvey	✓		✓	✓		✓	✓		✓	✓
B. Lynn Loewen	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Ian E. Robertson	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Karen H. Sheriff	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Jochen E. Tilk	✓	✓	✓	✓			✓	✓		
Carla M. Tully	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Total Number of Directors with Skills	11	10	11	10	9	9	11	10	8	8

32 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Description of Skills and Experience CEO/Senior Executive: CEO or senior executive experience with a large organization. Sustainability/ESG: Experience as a senior executive leading, or as a director with oversight responsibilities for, a significant number of environmental, social and governance programs, sustainable practices and policies (including those in relation to climate risk), corporate social responsibility programs and inclusion initiatives. Governance: Experience with corporate governance practices and principles at a major organization. Risk Management: Experience overseeing the various risks facing an organization, with oversight of appropriate policies and procedures to effectively manage risk. Customer/Stakeholder: Experience as a senior executive in a customer-centric product or service company. Energy Sector or Utility Sector: Has been a senior executive of a public utility or energy company. Strategic Planning, M&A or Growth Strategy: Experience defining and driving strategic direction and growth, including leading complex merger and acquisitions (“M&A”) transactions, or leading the growth or transformation of a company. Talent Management and Executive Compensation: Experience in oversight of executive compensation and incentive-based compensation programs. Experience with talent recruitment and management, workplace culture, equity and inclusion, succession planning, leadership development, executive recruitment, management of organized labour in a large operating company. Financial Literacy and Accounting: Experience in corporate finance, overseeing complex financial transactions; experience in financial accounting and reporting, auditing and internal controls. Government Relations, Public Policy and Regulatory: Experience in the workings of government and public policy in Canada or the United States and/or experience within a public or major private corporation with complex legal and regulatory regimes in Canada or the United States. Majority Voting for Election of Directors The confidence of shareholders in the actions of the Board and management is important. In order to provide a mechanism for shareholders to express that confidence in each Director and in compliance with Subsection 461.3 of the TSX Company Manual, the Board has adopted a Majority Voting Policy for Directors. Majority Voting Policy Should a Director Nominee, in an uncontested election at a meeting of shareholders of Emera at which Directors are to be elected, receive a majority of “withheld” votes from his or her election as a Director (a “Majority Withheld Vote”), the individual shall submit his or her resignation to the Board for consideration immediately following such shareholders’ meeting. The votes determining a Majority Withheld Vote shall be the total votes cast by ballot by shareholders and proxyholders, or if a ballot vote was not conducted, shall be the total votes represented by proxies validly deposited prior to the shareholders’ meeting. The Directors who received a majority “For” vote at the shareholders’ meeting shall consider whether or not to accept the resignation. If there are less than three such Directors, the entire Board shall meet to consider the appropriate actions to be taken. The resignation of a Director who received a Majority Withheld Vote shall be accepted absent exceptional circumstances and is effective when accepted by the Directors. The determination shall be made within 90 days following the date of the shareholders’ meeting and a news release disclosing such determination shall be issued promptly following such determination. If the resignation is rejected, the news release shall include the reasons for rejecting the resignation. A copy of the press release shall be provided to the Toronto Stock Exchange and the New York Stock Exchange. Since the adoption of the Majority Voting Policy in 2008, all Director Nominees have received a majority “FOR” vote at the Company’s meetings of shareholders. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 33

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

2025 Annual Meeting Voting Results

The following table provides the voting results for each item of business at the 2025 Annual Meeting on May 22, 2025, voted on by the common shareholders of the Company, being the only class of shares allowed to vote.

99.10 per cent was the average vote in favour of our Director Nominees at the 2025 Annual Meeting.

	Number of Votes				Percentage of Votes Cast		
Resolutions	For	Against	Withheld	TOTAL	For	Against	Withheld
1. ELECTION OF DIRECTORS:[(1)]							
Scott C. Balfour	142,556,068		450,675	143,006,743	99.68%		0.32%
James V. Bertram	142,481,703		525,040	143,006,743	99.63%		0.37%
Henry E. Demone	138,879,481		4,127,262	143,006,743	97.11%		2.89%
Paula Y. Gold-Williams	142,498,609		508,134	143,006,743	99.64%		0.36%
Kent M. Harvey	141,769,280		1,237,463	143,006,743	99.13%		0.87%
B. Lynn Loewen	138,642,300		4,364,443	143,006,743	96.95%		3.05%
Brian J. Porter	142,533,645		473,098	143,006,743	99.67%		0.33%
Ian E. Robertson	142,622,315		384,428	143,006,743	99.73%		0.27%
M. Jacqueline Sheppard	142,571,776		434,967	143,006,743	99.70%		0.30%
Karen H. Sheriff	142,093,740		913,003	143,006,743	99.36%		0.64%
Jochen E. Tilk	141,474,022		1,532,721	143,006,743	98.93%		1.07%
Carla M. Tully	142,636,576		370,167	143,006,743	99.74%		0.26%
2. APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS	136,418,940		7,251,232	143,670,172	94.95%		5.05%
3. DIRECTORS TO ESTABLISH AUDITORS' FEE	137,783,625	5,223,118		143,006,743	96.35%	3.65	
4. ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION	137,137,973	5,868,770		143,006,743	95.90%	4.10%	
VOTES AVAILABLE	297,737,244						
VOTES RECEIVED	143,670,172						

(1) Ms. Courville was not appointed to the Board of Directors until September 17, 2025, after the 2025 Annual Meeting.

34 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Certain Proceedings To the knowledge of the Company, none of the proposed nominees for election as Directors of the Company: (a) Are, as at the date of this Circular, or have been, within 10 years before the date of this Circular, a director, Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) of any company that: (i) Was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed nominee was acting in the capacity as director, CEO or CFO; or (ii) Was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO; (b) Are, with the exception of Ms. Carla M. Tully as set forth below, as at the date of this Circular, or have been within 10 years before the date of this Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) Have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee. Carla M. Tully was a director of Nikola Corporation (“Nikola”) until December 12, 2025. In February 2025, Nikola announced that it and certain of its subsidiaries had filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. In September 2025, the U.S. Bankruptcy Court entered an order confirming Nikola’s Plan of Liquidation, which contemplated the establishment of a Liquidating Trust to complete the wind-down of Nikola’s operations. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 35

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices 2. Corporate Governance Emera is committed to strong corporate governance. We review our approach to corporate governance annually and monitor best practices to help ensure we are continually enhancing our practices to create and preserve long-term shareholder value. In This Section 2.1 Corporate Governance Practices 37 2.2 Board of Directors About the Board 38 2.3 Strategic Oversight 48 2.4 Risk Management 52 2.5 Ethical Business Conduct 53 2.6 Transparency and Disclosure 55 2.7 Committees of the Board of Directors 57 2.8 Director Compensation 65 2.9 Additional Information 71 36 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

2.1 Corporate Governance Practices

Emera's commitment to strong governance forms the foundation of our business and our commitment to shareholders. That commitment starts with our Board of Directors and is reflected throughout the Company and its operating subsidiaries.

Emera is a Nova Scotia company, incorporated under the *Companies Act* (Nova Scotia). Its common and preferred shares are listed and traded on the Toronto Stock Exchange ("TSX") and, as of May 28, 2025, its common shares are also listed and traded on the New York Stock Exchange ("NYSE").

Emera's governance practices comply with Canadian securities requirements, and the Company has also adopted applicable SEC and NYSE corporate governance requirements.

The Board annually reviews its approach to corporate governance. It monitors governance best practices, emerging trends of proxy advisors and other sources of governance thought leadership with a view to aligning Emera's strategy with its governance practices to create and preserve long-term shareholder value. In 2025, Emera tied for fifth (5th) place (with a score of 97/100) out of 206 companies and trusts in the S&P/TSX Composite Index in the Global and Mail ranking of corporate boards for 2025.

Highlights of Emera's Corporate Governance Practices

Director Independence. All Emera Directors are independent from management, except Emera's President and CEO.

Separation of Chief Executive Officer and Board Chair. The role of Board Chair and Chief Executive Officer are split and there is a fully independent Chair which helps ensure accountability from management.

Board and Committee Leadership. The Charter of the Chair of the Board and position description for Committee Chairs describe the roles and responsibilities for these leadership positions on the Board.

Board Committees. Standing Committees of the Board assist the Board in carrying out its responsibilities: the Audit Committee, the Management Resources and Compensation Committee, the Nominating and Corporate Governance Committee and the Safety and Risk Committee. Ad hoc special committees are struck from time to time as needed for specific matters. All Board Committees members are 100 per cent independent.

Independent Directors Meet Without Management. The Board and each Committee hold an in-camera session for the independent Directors at each meeting that excludes management, including the CEO.

Shareholder Engagement. Shareholders can communicate directly with the Chair of the Board or other independent Directors through private and confidential correspondence.

Rigorous Risk Management Process. The Board oversees the Company's risk management framework and risk management with the support of the Board's Safety and Risk Committee.

Director Orientation. In-depth orientation to the Board and the Company are provided to new Directors to allow them to efficiently and effectively step into their role.

Robust Board and Director Performance Assessments Process. The Board annually assesses its performance and that of its Chair, individual Directors and Board Committees in an effort to continuously improve its performance.

Director Recruitment. Directors are recruited on the basis that they will make a strong contribution and have the background, skills and experience needed in light of the Company's strategy and long-term business plans.

Ongoing Director Education. Directors participate in training and education on special topics of focus or interest to ensure their ongoing development. Directors are also encouraged to pursue education opportunities of relevance to the Company to familiarize themselves with the Company's business, investments and key personnel.

Board Renewal. The Board oversees the processes and mechanisms for renewal of the Board, which include a robust Director recruitment process, established internal governance practices, an annual Board and Director performance assessment process and consideration of established renewal principles.

Strong Cybersecurity and Artificial Intelligence ("AI") Oversight. Cybersecurity risk and AI impacts on operations are overseen by the Board, with a report provided to the Safety and Risk Committee on a quarterly basis.

Share Ownership Requirement. A Director must own a minimum of three times (3x) the total cash and equity-based annual Board retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment. The Chair of the Board must own three times (3x) the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board.

Culture of Integrity. Directors, Officers and employees are required to annually acknowledge that they have reviewed and understand the Emera Code of Conduct, which is overseen by the Nominating and Corporate Governance Committee.

Compensation. The Board maintains an independent compensation advisor, uses peer benchmarking for executive compensation and holds an advisory vote on executive pay at its annual shareholder meetings to allow shareholders a say on whether they agree with the Company's compensation policies and practices.

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 37

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Operating Company Governance

Emera's operating companies also have robust and disciplined governance processes that align to reflect Emera's governance principles and best practices. In our largest operating companies, external, independent and local Directors constitute a majority on the Board. Local Directors bring additional connection to the community where the business is located.

The Chair of each operating company Board is elected in accordance with the operating company's organizational documents and is typically Emera's CEO or an Emera executive based on the CEO's recommendation. Additional Emera and operating company executives may also be Directors but, combined, would typically form a minority of the Board. Emera's operating companies seek to achieve and maintain a Board comprised of talented and dedicated Directors with a diverse mix of experience, skills and backgrounds.

As the parent company, Emera provides certain corporate-wide services to its operating companies. These include safety, environment, compliance, internal audit, insurance, corporate security and treasury services. Enterprise-wide policies such as Emera's safety management system are either expressly adopted by an operating company Board or the impact is considered by Emera through consultation with the operating company, which may result in operating company-specific adjustments.

2.2 Board of Directors – About the Board

Board of Directors Charter

The Emera Board is responsible for overseeing the management of the business of the Company and for providing stewardship and governance for its long-term success.

The Board of Directors Charter (included in Appendix C) is reviewed annually and sets out the duties and responsibilities of the Board in the areas of:

1. Strategic Planning
2. Sustainability and Integrity
3. Risk Responsibility
4. Leadership and Succession
5. Financial Performance
6. Corporate Communications and Public Disclosure
7. Governance Responsibility

Board Committees

The Board of Directors currently has four (4) standing Committees to assist in carrying out its duties:

- Audit Committee;
- Management Resources and Compensation Committee ("MRCC");
- Nominating and Corporate Governance Committee ("NCGC"); and
- Safety and Risk Committee ("SRC")

Board of Directors

Audit Committee
Kent M. Harvey (Chair)
Isabelle Courville
Paula Y. Gold-Williams
B. Lynn Loewen
Ian E. Robertson
Carla M. Tully

Management Resources and Compensation Committee
Henry E. Demone (Chair)
James V. Bertram
Isabelle Courville
Paula Y. Gold-Williams
Brian J. Porter
Jochen E. Tilk

Nominating and Corporate Governance Committee
Jochen E. Tilk (Chair)
James V. Bertram
Henry E. Demone
B. Lynn Loewen

Safety and Risk Committee
Ian E. Robertson (Chair)
Kent M. Harvey
Jochen E. Tilk
Brian J. Porter
Carla M. Tully

38 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices From time to time, the Board may also establish ad hoc committees to assist the Board on specific matters of a temporary nature. There were no ad hoc committees established by the Board in 2025. The Board continually assesses the mandates of its standing Committees to ensure that each is efficiently and effectively assisting the Board in carrying out its responsibilities. In February 2025, the Board, on the recommendation of the Nominating and Corporate Governance Committee (“NCGC”), approved changes to its Committees structure whereby the former Risk and Sustainability Committee and the former Health, Safety and Environment Committee were each dissolved and replaced with the Safety and Risk Committee. The change helped to facilitate efficiencies within the Board’s Committee structure while ensuring ongoing strong governance. The NCGC is responsible for assisting the Board and its Committees in determining Committee composition. Board Committees are appointed on an annual basis but the membership of each Director on Committees is reviewed by the Chair of the Board, in conjunction with the Committee Chairs, from time to time in the Board Chair’s discretion. All Committees are comprised of independent Directors. Committee membership rotation is structured to ensure an appropriate level of continuity on each Committee from year to year while at the same time ensuring Board members have appropriate exposure to the various Committees. Board members who may not be members of a Committee are extended an ongoing invitation to attend Committee meetings to experience first-hand the operations of other Committees and allow easier rotation of membership by increasing the familiarity of non-Committee members with the activities of the various Committees. Each Committee has a written mandate which sets out its role and accountabilities and is responsible for reviewing that mandate on an annual basis. Any proposed amendments to a committee mandate are referred to the NCGC for review, and, if appropriate, recommended to the Board of Directors for approval. Copies of the full mandates of the Audit Committee, MRCC, NCGC and SRC Charters are posted on the Company’s website at www.emera.com/governance. For a description of the mandate and the membership of each of the Committees of the Board, as well as the activities of each Committee, please see the section entitled Committee Reports later in this Circular. Director and Chair Independence Ms. Sheriff, the Chair of the Board, is an independent Director. The Articles of Association of the Company (“Articles”) require that the Chair of the Board and the President and CEO be separate individuals. The Chair of the Board may not be an employee of the Company or of any subsidiary or affiliate of the Company. All Emera Directors are independent from management, except for Mr. Balfour, who is President and CEO of Emera. All of the Board Committees are comprised entirely of independent Directors. In determining director independence, the Board considers applicable securities laws and governance standards, including relationships and interests that could, in the view of the Board, be reasonably expected to interfere with the Director’s independent judgement. Except for Mr. Harvey, who receives a retainer for being a member of the Board of Emera’s subsidiary, Emera US Holdings Inc., Directors receive no other remuneration from Emera other than Directors’ retainers, fees or retainers for service as a Director or Chair of the Board or Chair or member of a Committee, and an annual travel allowance. Ms. Sheriff receives an all-inclusive annual retainer as Chair of the Board of Emera. As noted later in this Circular under the section Total Director Compensation in 2025, Mr. Balfour does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera’s subsidiaries or investments, beyond his compensation as Emera’s President and CEO. The Articles provide that no more than two Directors may be employees of the Company or one of its operating companies. Mr. Balfour is the only Director employed by the Company or any of its operating companies. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 39

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Position Descriptions Chair of the Board The Chair provides leadership to the Board, in order that it may fulfil its duties effectively, efficiently and independent of management. The Chair’s role is to ensure the Board and shareholder meetings function effectively. The Chair leads Board discussions and represents the Board in providing additional advice and counsel to the President and CEO and senior leadership. At the request of the President and CEO, or where appropriate, the Chair of the Board also represents the Board at official functions and meetings with major shareholders and other stakeholder groups. The Chair oversees and monitors the work of the Board Committees to ensure that delegated Committee functions are carried out and reported to the Board. The Chair of the Board is not a member of any Board Committee but attends all Committee meetings in their capacity as Board Chair. Under the leadership of the NCGC, the Chair participates in the recruitment and retention of Directors and oversees appropriate processes to determine that the Board of Directors has the requisite skill sets needed for effective oversight of the Company given its operations and strategy. The Chair also leads an annual assessment of the effectiveness of the overall Board and its members. The Board has adopted a Chair of the Board of Directors Charter, which delineates the role of the Chair and their responsibilities. The Chair of the Board of Directors Charter is reviewed annually by the NCGC. A copy of the Chair of the Board of Directors Charter can be found on the Company’s website at www.emera.com/governance. Committee Chairs The Board has adopted a written position description for Committee Chairs, which detail the duties of the Committee Chairs. Each Committee Chair is required to provide leadership to the Committee members and support the Committee’s effective fulfilment of its mandate. The position description for the Committee Chairs is reviewed annually by the NCGC and can be found on the Company’s website at www.emera.com/governance. President and Chief Executive Officer The President and CEO is responsible for leadership of the Company and its employees. They are responsible for defining, communicating and implementing the direction, goals and core values of the Company, including: 1. Leading the development of Emera’s vision and strategic plans; 2. Delivering Emera’s financial performance; and 3. Developing senior leadership succession planning and development as detailed in the Succession Planning and Leadership Development section found later in this Circular. The roles and responsibilities of the President and CEO are contained in their employment contract. The President and CEO’s employment contract is reviewed by the Chair of the Board and the MRCC, and is approved by the Board of Directors. Among the various responsibilities of the Board, CEO selection is of critical importance. The MRCC assists the Board in the succession planning process in respect of the President and CEO. For more information about the succession planning process for the President and CEO see the section entitled Succession Planning and Leadership Development later in this Circular. Board and Committee Meetings There were twenty-seven (27) Emera Board and Committee meetings during 2025. See the section entitled 2025 Board and Committee Meeting Attendance earlier in this Circular for more detailed information. The Board and the Committees have adopted the practice of, at each meeting, holding an in-camera session, during which the President and CEO and all other members of management are excluded. The Board sessions are presided over by the Company’s independent Board Chair. The Committee sessions are presided over by the independent Chairs of the respective Committees. In 2025, the Board and each Committee held an in-camera session at each meeting of the Board and each Committee meeting. The Board generally holds an evening session before each regularly scheduled Board meeting and prior to the Board’s annual strategy meeting. 40 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Director’s Occupation The Directors have also instituted a policy that requires them to submit their resignation as a Director if there is a significant change in their principal occupation. The resignation is then considered by the Board, which determines if the change in the Director’s circumstances warrant acceptance of the resignation, whether due to a conflict of interest arising by virtue of a new principal occupation or otherwise. Limit on Directorships Directors must notify and obtain the approval of the Chair of the Board prior to accepting a position on the board of another public or private company, and unless approved by the Chair of the Board in consultation with the Chair of the NCGC: 1. External Directors of the Company may not serve on more than three (3) public company boards (including the Company but not including the boards of affiliates or subsidiaries of the Company); 2. Management Directors of the Company, including the President and CEO, may not serve on more than one (1) public company Board (excluding the Company and the boards of affiliates or subsidiaries of the Company); and 3. Members of the Audit Committee may only serve on a maximum of three (3) public company audit committees (including the Company). No current Director or Director Nominee serves on more than three (3) public company boards (including the Company) and no member of the audit committee serves on the audit committee of more than three (3) public company boards (including the Company). Public company board membership for each Director Nominee during the last five years is included in their profiles in the section entitled Director Nominees. Board Interlocks An “interlock” occurs when two or more of Emera Directors are on the board of another public company. There are currently no Emera Directors who sit on the board of another public company with one or more other Emera Directors. Board Size The Articles provide that the number of Directors on the Company’s Board must not be less than eight and not more than 15. Eleven Director Nominees are being proposed for election at the 2026 Annual Meeting. Nomination of Directors and Director Recruitment Process The NCGC is responsible for providing the Company with a list of Director Nominees for election at the Company’s Annual Meeting. The NCGC is composed of entirely independent Directors and develops a list of nominees after carefully considering the mix of skills and experience of its Directors. The NCGC also evaluates the size of the Board and its composition having regard to the Board Diversity Policy. In accordance with the Board Diversity Policy, when identifying and considering the selection of qualified Director Nominees, the NCGC endeavours to ensure that women and men each comprise no less than 40 per cent of the independent directors. Director Nominees must, in the opinion of the members of the NCGC, be able to fully discharge their duties as Directors and contribute to the broad range of issues that come before the Board for consideration. They must be able to devote the time necessary to prepare for and attend meetings of the Board and Committees of the Board to which they may be appointed. The NCGC evaluates the expected turnover of Directors in advance of their retirement from the Board and develops an effective succession plan. Working with the Board Chair, the NCGC considers recruitment in the context of the age and tenure of current members and considers the Board’s overall policy of ensuring renewal and orderly Board succession. For more information about the average age and tenure of Emera’s Director Nominees for the Company’s 2026 Annual Meeting, refer to the section below entitled Board Renewal. The NCGC also considers the potential tenure of a Director candidate before making a selection. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 41

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Board Renewal The Board oversees processes for renewal of the Board, which balance many factors, and have as their ultimate objective the fulfilment of the fundamental responsibility of the Board to provide stewardship and good governance for the Company. Those processes address Board renewal in a deliberate manner and primarily include: a robust Director recruitment process, internal governance practices that regularly assess each of the Board’s desired skills, and the conduct of an annual performance assessment of the Board, its Committees and individual Board members. Absent certain circumstances as determined by the Board, in the normal course, a Director who would be 72 years of age at the Annual Meeting would not be nominated, nor would a Director who has served as a Director for more than 15 years, in accordance with the Board Tenure Guideline that was adopted by the Board in 2021. Emera’s governance practices include that planned departures of Board members in any one year will not exceed two Directors. This practice supports both Board renewal and continuity. Board Renewal Principles When recommending the nomination of Directors for election, the NCGC members must consider certain principles: Board renewal principle Principle explained Age Absent certain circumstances as determined by the Board, in the normal course, a Director who would be 72 years of age at the Annual Meeting would not be nominated. Tenure The length of time that a nominee has served on the Company’s Board of Directors is considered, subject to the Board Tenure Guideline that established a general Director tenure guideline of not more than 15 years, with a view to the Board having Directors with an appropriate mix of tenures. Average age The average age of all of the Company’s Director Nominees is determined and considered. Average tenure The average tenure of all of the Company’s Director Nominees is determined and considered. Other relevant factors The NCGC considers any other factor Committee members determine to be relevant in the promotion of orderly succession and balanced renewal of membership on the Board, having as its ultimate objective the constitution of a Board of Directors that fulfils the fundamental responsibility of providing stewardship and good governance for the Company. Application of Board Renewal Principles The NCGC applied the Board renewal principles to the Director Nominees for Emera’s 2026 Annual Meeting. In addition to the other Board renewal principles, the Committee considered the average age and average tenure of all the Company’s Director Nominees for election at the 2026 Annual Meeting, as represented by the diagrams below. As of the date of the Meeting, none of the Director Nominees will be 72 years of age or have served as a Director for more than 15 years, in accordance with the Board Tenure Guideline. Age 2025 Tenure 2025 70s (2 director) 2 directors 11 15 years 4 directors 6 10 years 60s Average age is Average tenure is (8 directors) 65.04 years 6.70 years 5 directors 0 5 years <60s (1 director) 42 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices By comparison, the average age and average tenure of Directors in prior years was as follows: Renewal principle 2023 2024 2025 2026 Average age 64.23 years 64.92 years 64.42 years 65.04 years Average tenure 6.80 years 6.19 years 6.42 years 6.70 years In applying the Board Renewal Principles as described, the NCGC has recommended to the Board of Directors all of the 11 Director Nominees presented earlier in this Circular under the Director Nominees section. The Board is confident that this is an appropriate size for the Board to fulfil its mandate, to ensure the committees have the appropriate leadership and skills and to facilitate board renewal. Board and Director Performance Assessments The Board annually assesses its effectiveness in an effort to improve its performance. Each year, the NCGC, in consultation with the Board Chair, determines the process by which assessments of the Board, individual Directors and Committees will be conducted on their effectiveness and contribution. The process includes the use of questionnaires and one-on-one interviews with each Director. A report on the assessment is provided to Board members and discussed at the NCGC. The Board considers the report, its findings and a set of priority actions for the year at a Directors-only session. Progress is then monitored throughout the year on the priority actions with oversight on that process by the NCGC. In determining the 2025 Board and Director performance assessment process, the NCGC, in consultation with the Board Chair, agreed that the same process that was used for the 2024 Board and Director performance assessment would continue to be followed. The NCGC has previously determined that from time to time the assessment process may be supplemented with the engagement of a third-party consultant to assist with the process of conducting the assessment in order provide additional insights. The NCGC determined that the engagement of a consultant was not necessary to assist with the 2025 assessment. 2024 Assessment The 2024 assessment found that Directors believed the Company’s strategic actions over 2024 strengthened the Company’s financial and credit metrics and positioned the business for future growth and resilience. It also determined that the Board continues to function effectively and prioritizes strong corporate governance. The principal themes that came out of the 2024 Board and Director performance assessment related to strategy, executive leadership and succession planning and Board effectiveness. The priority objectives for 2025 related to the Company’s strategy, management succession planning and Board effectiveness. With the oversight of the NCGC, the Board Chair reviewed and reported to the Board on progress made in 2025 to address those priorities. 2025 Assessment Process The Chair of the Board interviewed each independent Director as part of the 2025 Board and Director performance assessment and solicited general feedback from each Director. A series of questions were sent to each Independent Director for consideration in advance of each interview. The questions covered several themes, including: Emera’s strategy and business; Organizational structure and capacity; Board and Committee effectiveness; Corporate governance; Board composition and succession; Individual Director effectiveness, including the Director’s self-assessment of their own performance as a Director; and The President and CEO’s 2025 evaluation and his 2026 goals and objectives. Upon completion of the assessment evaluation, the Chair of the Board compiled a report with proposed priority actions for 2026. This report was discussed in a separate Director-only session where the priority actions were finalized. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 43

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices The assessment of Chair of the Board was conducted in a meeting that excluded the Chair of the Board and was led by the Chair of the NCGC. Directors were given an opportunity to provide their assessment of the Chair of the Board in a one-on-one format with the Chair of the NCGC in advance of the meeting. 2025 Assessment Findings The principal themes that came out of the 2025 Board and Director Performance Assessment related to strategy, Board and management succession planning, Board and Committee effectiveness and corporate governance. The Directors expressed continued confidence in the Company’s strategic direction and priorities. Directors also expressed the view that the Company continues to prioritize strong governance and that the new Board Committee structure has enhanced the Board’s overall effectiveness. A desire was expressed among Directors for continued improvement of and focus on Board and Committee processes and materials in order to further enhance the effectiveness of the Board 2026 Objectives While performing the Board and Director performance assessments, Directors proposed areas of future focus as it relates to strategy, management succession planning and Board effectiveness. These included: Working with management to continue to advance the Company’s corporate strategy and planning; Continuing to advance executive succession planning; Continuing to improve and enhance Board and Committee effectiveness by ensuring Board and Committee activities and discussions remain focused on key strategic priorities; and Continuing to advance Director recruitment planning by reviewing governance related to Director tenure and Board size and composition. Board Composition Emera is focused on establishing and maintaining a Board with a broad mix of experience, skills and backgrounds. To support this objective, Emera’s Board has adopted a Board Diversity Policy that can be found on the Company’s website at www.emera.com/governance. When identifying candidates for nomination to the Board, the NCGC will consider, among other things: The diverse nature of the business environment in which Emera operates; The need to maintain flexibility to effectively address succession planning and ensure that Emera continues to attract and retain highly qualified individuals to serve on the Board; Emera’s Board renewal principles, anticipated retirements of Directors and the Board’s succession planning, balancing the need to maintain flexibility to ensure that Emera continues to attract and retain highly qualified individuals to serve on the Board; The needs of the Board in the context of the mix of current Directors in terms of skills, experience, age, tenure and the level of representation of women and the benefits of diverse perspectives on the Board; and With respect to gender, endeavoring to ensure that women and men each comprise no less than 40 per cent of the independent Directors on the Board. On behalf of the Board, the NCGC retains independent recruiters to assist with Director recruitment by helping to identify qualified candidates with the skills and experience determined to be required by the NCGC. To help ensure the broadest possible pool of qualified candidates is considered, these recruiters are mandated to seek qualified candidates of all backgrounds, experiences, perspectives and characteristics, including women and characteristics such as Indigenous heritage, racial status, disabilities and LGBTQ2SI+ persons. The Board members voluntarily participate in an annual survey to provide self-identification data in support of the goal of maintaining a Board with a broad mix of experience, skills and backgrounds. Based on that survey: Five of the independent Director Nominees identify as women and five of the independent nominees as men (six of all Director Nominees when including the President and CEO). Women therefore represent 50 per cent of the independent Director Nominees (45 per cent of all Director Nominees), which exceeds the objective of 40 per cent women or men independent Directors under the Board Diversity Policy; 44 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices One Director Nominee identifies as a racialized person (persons, other than Indigenous peoples, who are non-Caucasian in race or non-white in colour); One Director Nominee identifies as a member of the LGBTQ2SI+ community; and None of the Director Nominees identified as being Indigenous or persons with a disability. Gender Gender Other than Gender Independent Directors All Director Nominees 50% 45% 18% 5 Independent Female Director Members of Male Directors Nominees Diverse Group 5 Independent Female Directors 5 Independent Male Directors 6 Male Director Nominees 9 All Other Directors 5 Independent Female Directors 5 Female Director Nominees 2 Diverse Directors (other than gender) Operating Company Board Composition The Company recognizes the value of having a broad mix of experience, skills and backgrounds among the directors on its operating company boards. Of the 20 external directors that serve on the boards of our four largest operating companies (Tampa Electric Company, Nova Scotia Power Incorporated, Peoples Gas Systems, Inc. and New Mexico Gas Company), 45 per cent are female and 30 per cent have an ethnic, racial or visible minority status or are of Indigenous heritage. Orientation of Directors New Directors receive an in-depth orientation to the role of the Board, its Committees and Directors, and to the nature and operation of the Company’s business, including its executive leaders, business, strategy, principal risks, financial information and governance practices. The orientation is designed to allow new Directors to effectively and efficiently step into their new role as Director and discharge their responsibilities. The Board and management have built and continue to expand a long-term program of training and information sharing for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board. Orientation sessions are attended by the Board Chair and the President and CEO and include strategic and business reviews with executives and senior management and leaders of key operating subsidiaries. Reference material is provided to the new Director in advance of the session that includes: (a) Recent annual and interim management’s discussion & (e) Guide to the Company’s management structure; analysis and financials, Management Information (f) Emera Disclosure Policy; Circular and Annual Information Form; (g) Emera’s Code of Conduct; and (b) Board and Committee Charters; (h) Minutes of previous Board meetings. (c) Governance practices and policies; (d) Strategic Plan and Business Plan and Budget; EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 45

Continuing Education for Directors The Board, with the support and oversight of the NCGC, regularly seeks opportunities to update, educate and inform the Directors in areas they request or that management determines, are relevant to issues facing the Company. In addition, the Company maintains memberships for all Directors in both Canada’s Institute of Corporate Directors (“ICD”) and the National Association of Corporate Directors (“NACD”) in the United States. The ICD and NACD memberships provide directors with access to all of the educational resources, training course and seminars provided by these organizations. The Board and Committees receive regular presentations from management updating Directors about market and industry conditions and trends that may impact on the Company’s business and influence its strategy. The Board also aims to receive specialized presentations on various matters of significance to the Company. Additionally, the Board is provided with opportunities for site visits to operational facilities to help Directors get to know leaders, understand management structure and more fully understand the business. Emera adopted a Guideline for Directors’ Attendance at Education Sessions, which is designed to encourage Directors to participate in education sessions from time to time that are directly related to the business of the Company and the performance of their duties as a Director of the Company. The Guideline provides that independent Directors who wish to attend an education session request the approval of the Board Chair to attend a particular education session and receive reimbursement of expenses in accordance with the Guideline. In 2025, Directors participated in education sessions, received education materials about specific topics and participated in site visits to operational facilities, as follows: 46 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR Overview Notice of 2026 Annual Meeting Management Information Circular Annual Meeting of Shareholders Corporate Governance Executive Compensation Appendices

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

2025 Director Education

	Topics	Date	Participants
	Business and operations		
1.	Scope 3 Green House Gases Emissions Inventory Update	January	Former Risk and Sustainability Committee and Board Chair
2.	Climate Risk Scenario Analysis	February	Former Risk and Sustainability Committee and Board Chair
3.	Severe Wildfire Risk	February	Board Members
4.	Capital Markets Update	May	Board Members
5.	Canada / U.S Trade Relations	May	Board Members
6.	Facilities / Head Office Tour by Tampa Electric Company and Peoples Gas Systems, Inc.	June	Board Members
7.	Florida: Political and Economic Outlook	June	Board Members
8.	Iberian Peninsula Blackout	September	Board Members
9.	National Projects of Interest and Eastern Energy Partnership	September	Board Member
	Market trends and regulatory updates		
10.	Current Developments in Securities Regulation and Financial Oversight	January	Audit Committee and Board Chair
11.	North America Climate Policy - Evolving Sustainability Trends and Risk	February	Former Risk and Sustainability Committee and Board Chair
12.	Bill C-59: Anti-Greenwashing Update	February	Former Health, Safety & Environment Committee and Board Chair
13.	2025 Proxy Season: Updates to Canadian Proxy Voting Guidelines	May	NCGC and Board Chair
14.	FERC Regulated Competitive Transmission	June	Board Members
15.	Data Centres	June	Board Members
16.	Southeast U.S. Natural Gas Infrastructure	June	Board Members
17.	Executive Compensation and Governance Trends	September	MRCC Members and Board Chair
18.	Sustainability & Environment Trends and Risks	September	SRC and Board Chair
19.	Cyber Security and Artificial Intelligence	November	Board Members
20.	Board Governance of Cyber Security and Artificial Intelligence	November	Board Members

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 47

2.3 Strategic Oversight The Emera team shares a common purpose of energizing modern life and delivering a cleaner energy future for all. As the energy landscape continues to shift, our vision is to be the energy provider of choice for our customers, the employer of choice for our people and a preferred choice for investors. Emera is strategically positioned and well-prepared to capitalize on the growth drivers and evolving demands within the electric and gas utility sectors. Guided by our Purpose, Vision and Values, the Company’s strategy is centered on seeking reliable, growing, forward-thinking utility investment opportunities, focused on premium operations in high-growth jurisdictions, a robust capital investment strategy and a thoughtful approach to risk management, all of which drive value and steady growth for our shareholders. Emera’s electric and gas utilities are at the forefront of a transformative era for energy, driven by economic, demographic, environmental and technological trends. These factors are driving significant growth in demand for the energy we produce and for resilient, flexible and cost-efficient energy supply and delivery systems. At the same time, some of the Company’s utilities are executing on government policies that require a transition to lower-emission energy sources. Emera’s capital plan is centered on delivering value to the customers our utilities serve while supporting these industry trends and policy-driven transitions. Led by the President and CEO, the management team collaborates with the Board to establish the annual strategy agenda. Regular interactions between the Board and management help ensure an ongoing focus on strategy, with each scheduled Board meeting including substantial time to discuss key topics and updates on strategy and related matters. These include industry trends, growth initiatives, financial forecasts and emerging risks and opportunities. Regular updates ensure the Board remains aware of developments in the market, industry and within Emera, while providing an opportunity for the Board to offer input and direction on strategy throughout the year. Each year, the Board dedicates at least one meeting entirely to corporate strategy. In 2025, the Board’s dedicated strategy session focused on assessment of the trends and developments in the industry and macroeconomic landscape, benchmarking performance, a review of potential future growth opportunities and updates on specific components of the Company’s strategy. The session also included a refreshed long-term (five years) financial forecast with financing and other macro-related scenarios. Sustainability Emera’s focus on sustainability is a key driver of our strategy and a demonstration of our values. Governance and Risk Management Strong governance and risk management are foundational to everything we do at Emera, including our approach to sustainability. In 2025, the Sustainability and Environment Management Committee (“SEMC”) and the SRC remained focused on guiding our continued progress and overseeing our performance in this area. The SEMC, consisting of senior leaders from across the business and chaired by our President and CEO, provides executive oversight of our sustainability and environment functions. The role of the SRC is to assist the Board in overseeing Emera’s risk management framework and allocation of responsibilities for risk management, and by also overseeing the Company’s approach to sustainability and environmental matters and its objectives and performance, including specifically climate-related risks, plans and disclosures. Sustainability Materiality Assessment Emera is committed to transparency, accountability, understanding stakeholder expectations and improving disclosures on the material sustainability priorities that matter most to stakeholders. Those sustainability priorities inform our strategic sustainability planning and our sustainability reporting. 48 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR Overview Notice of 2026 Annual Meeting Management Information Circular Annual Meeting of Shareholders Corporate Governance Executive Compensation Appendices

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Based on our most recent sustainability materiality assessment, overseen by an independent third-party consultant, Emera has categorized our sustainability priorities into strategic, core and evolving priority levels. These sustainability priorities are reviewed on an annual basis with the SEMC and SRC to help ensure they remain current, that they reflect the topics that have the greatest potential impact on the value of Emera and that they are of the most interest to our stakeholders. We conduct a full update to our sustainability materiality assessment every three years in alignment with best practice: Strategic Sustainability Priorities Climate Physical and Transition System Reliability and Resiliency Energy Affordability Government and Regulatory Core Sustainability Priorities Health and Safety Governance and Ethics Customers and Community Our People Indigenous Engagement and Opportunity Human Rights Cybersecurity Air Emissions, Waste and Water Management Evolving Sustainability Priorities Biodiversity and Land Use Supply Chain Management Technology Building on more than two decades of cost-effective investments, we are proud of our track record with system enhancements and reductions in CO2 emissions that have addressed government requirements. We are also focused on addressing the physical risks of weather extremes and climate to deliver the reliable energy that customers expect. The Board of Directors is responsible for oversight of the Company’s climate risks and adaptation efforts to address the impacts of severe weather/climate along with the energy transition through the SRC. The SRC Chair reports to the Board of Directors on the SRC’s meeting deliberations at the next Board meeting. The SRC is responsible for assessing the Company’s approach to sustainability, including material climate risks and opportunities, and its performance relative to its sustainability objectives. Management reports to the SRC on the Company’s progress in relation to climate at least annually. Emera’s approach to climate-related matters, and sustainability more generally, are considered as part of the Board’s annual strategy discussions (see Strategic Oversight above). Our regulated utilities must execute and comply with government policy and legislation while providing the most cost-effective energy to customers, which are key considerations as we continue to invest in the grid. Modern Slavery Act Emera is committed to the human rights of employees, contractors and stakeholders across our supply chains. In Canada, the Fighting Against Forced Labour and Child Labour in Supply Chains Act (commonly referred to as the “Modern Slavery Act”) requires Canadian government institutions and businesses that meet certain criteria, such as Emera, to annually report on their efforts to prevent and reduce the risk that forced labour or child labour is used by them or in their supply chains. Emera’s latest report was filed with the Canadian federal government in May 2025 and is posted on Emera’s website. The SRC has oversight of Emera’s compliance with the Modern Slavery Act, including receiving and reviewing the annual report, which is ultimately approved by the Board. As part of its program for addressing the requirements of the Modern Slavery Act, the Company has developed and implemented a governance and compliance framework, including adopting the Reducing the Risk of Modern Slavery in Emera’s Business and Supply Chains Policy and the Emera Statement on Human Rights, vendor supply chain due diligence, risk assessment tool and associated contractual provisions, employee and Director training and annual compliance certifications within applicable Emera subsidiaries. Women in Executive Roles We believe that diverse perspectives among the senior executive teams at Emera is in the best interests of the Company and its shareholders. Emera and its operating companies are therefore committed to fostering the development of women into leadership positions. The appointment of executive officers is based on both individual qualifications and the relevant needs of the Company. With this in mind, Emera does not set specific targets for the representation of women in executive officer positions as these decisions are based on principles of merit. However, our hiring practices have resulted in more diverse hires and a positive change in the representation of women in executive roles across our business. Ten of the 23 executive officers(1) at Emera Inc. and its major subsidiary(2) are women, representing 43 per cent of these positions. In addition, 13 of the 27 senior-level positions at Emera Inc. beyond Emera’s senior executive leadership team are held by women, representing 48 per cent, and three of our operating companies (Peoples Gas Systems, Inc., Emera Energy and Grand Bahama Power Company) are currently led by women executives. Across all Emera companies, 36 individuals, representing 43 per cent of persons in senior-level positions, are female. (1) The term executive officer is defined under applicable securities law. (2) This term is defined under applicable securities law. Tampa Electric Company is Emera’s “major subsidiary” under this definition. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 49

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Representation of Women 48% of senior-level positions at Emera Inc. 43% of senior-level positions across the Emera Group of Companies 50% of the independent Director Nominees (45% of the Director Nominees overall) Management continues to be focused on helping ensure Emera’s hiring and pay practices promote equity between men and women. Progress is being made and we remain committed to: 1. Analyzing our demographics and data annually to: a. Monitor the rates of women in leadership and senior leadership roles; b. Undertake regular wage gap analysis to track progress and identify challenges by operating company; c. Exercise selective pay increases if wage disparity exists; and d. Examine our recruitment strategies to ensure equity in pay at entry into the organization. 2. Developing and promoting programs that are focused on increasing female participation in our industry, particularly for traditionally male-dominated roles. 3. Drawing talent from diverse candidate pools to ensure we attract the best people. Our People Emera is committed to providing safe, and inclusive workplaces where everyone is treated with dignity, fairness and respect. This starts with our leadership and extends across all levels of the Company. These beliefs are underscored in Emera’s Values, Code of Conduct and Respectful Workplace Policy and help us attract and retain the best people, support an engaged and productive team, and bring fresh perspectives and new ideas to the table. They also reflect Emera’s communities and diverse customer base, enabling us to better understand the needs of our customers and the communities we serve. Our commitment to safety is Emera’s number one priority. It’s more than a part of our strategy; it is the way we operate and is built around a solid vision of being predictably safe in everything we do. Our most important goal is the elimination of serious injuries and fatalities (“SIFs”) across the Company and ensuring we’ve implemented proactive programs and operational controls to protect people we work with and the communities in which we operate. Unfortunately, in 2025 the number of high-energy serious injuries (“HSIF”) was consistent with prior years, and tragically one of the SIFs resulted in a life-ending injury at one of the operating companies. A part of our safety strategy involved strong safety governance. We believe safety is everyone’s responsibility from the Board of Directors and Executive Leadership Team to our frontline team members. Our participative style of leadership is critical to continually improving our performance, maintaining our management systems, and ensuring leaders have quality safety conversations with our teams. Our leaders are passionate about safety. Leadership visibility strengthens safety culture through communication and listening. Visible safety leadership instills ownership of safety among our employees and belief in our shared safety vision. In 2025, focus on leadership safety engagements continued. This quality based, two-way conversation, at the worksite, helps us understand hazards, identify controls, and how teams are applying safety protocols in real conditions. Safety Engagements connect policy to real work. In addition, our focus on creating capacity to create psychologically safe workplaces continued. As a learning organization, we continually strive to discover best practices and learn from proactive reporting and incidents investigations. We regularly bring our collective organizations and contractors together to discuss issues and share ideas. In 2025, some examples included contractor safety summits, exploring the use of cameras to improve fleet safety, reducing high-risk work by utilizing drones, standardizing public safety programming, and sharing lessons learned from incident investigation. Following last year’s development of a new public safety standard within our Safety Management System, a gap analysis and audit were completed to ensure consistent implementation of the standard by our operating companies. This work was tied to the organization’s Balanced Scorecard, and the assessment identified no material gaps. 50 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Highlights of 2025 included: Further integration of energy-based safety principles into various safety programs utilizing the energy wheel, high energy states, and high energy control assessments (“HECA”). Review and revised several of the corporate safety management system and associated safety standards including contractor safety, incident management, SIF prevention, and emergency communications. Enhanced safety performance analysis, dashboards and reporting to identify potential trends that will inform future programs and initiatives. Safety assurance programs were enhanced including full implementation of a compliance check program outlined in Emera’s Safety Management System. In addition, a risk-based review of the safety audit program was conducted resulting in a revised audit plan for 2026 and beyond designed to ensure higher risk activities were assessed more frequently. We continually strive to discover best practices and learn from all incidents. To this end, we regularly bring our collective organizations and contractors together to discuss issues and share ideas. In 2025, some examples included contractor safety summits, exploring the use of cameras to improve fleet safety, reducing risky work by utilizing drones, standardizing public safety programming and sharing accident investigation results. Investing in Our Communities Emera is dedicated to supporting meaningful programs and initiatives in communities where our employees live and work. This commitment is central to the culture we foster and reflects our role as a responsible community partner. At the heart of this effort is Emera’s Community Investment Program. The program focuses on creating opportunities for youth, driving innovation and entrepreneurship, and promoting sustainability for our planet. In 2025, we turned that commitment into action by investing $13.9 million in community initiatives in these key areas. Our employees dedicated more than 32,708 non-working volunteer hours to charitable organizations. Of these, over 8,261 hours were contributed through the Good Neighbour Program by employees across our Canadian businesses. Emera complemented these efforts by making financial contributions to the organizations where employees volunteered. To measure the value and impact of our community investment, we work with the London Benchmarking Group (“LBG”) Canada. The LBG have guided corporate community investment since 2005. Using this model ensures a globally consistent and credible approach to assessing our Community Investment Program. Learn more about our impact at www.emera.com/community. Information Security Oversight, Cybersecurity and Artificial Intelligence Emera increasingly relies on information technology (“IT”) systems, as well as network and cloud infrastructure, to manage its business and safely operate its assets, including controls for interconnected systems of generation, distribution and transmission as well as financial, billing and other business systems. Our reliance on technology exposes Emera to potential risks of business interruption or the unavailability, release, destruction or misuse of critical, sensitive or confidential information due to cyberattacks. We seek to manage these risks by aligning to a common set of cybersecurity standards and policies derived, in part, from the National Institute of Standards and Technology’s Cybersecurity Framework, by following program maturity objectives, through periodic security assessments, by exercising and improving cybersecurity incident readiness and response programs and by employee communication and training. With respect to certain of its assets, the Company is required to comply with rules and standards relating to cybersecurity and IT including, but not limited to, those mandated by bodies such as the North American Electric Reliability Corporation, Northeast Power Coordinating Council and Department of Homeland Security. The Board continues to provide oversight and stewardship on cybersecurity risk and governance of artificial intelligence. Cybersecurity and digital resilience were areas of focus for the Board in 2025, with the Board overseeing Emera’s efforts to strengthen practices across all operating companies. The status of key elements of our cybersecurity program is currently reported to the new SRC on a quarterly basis. The SRC also receives reports on the Company’s approaches to addressing the impacts and risks from artificial intelligence (“AI”) on Company operations. In addition, the Board also oversees cybersecurity risk which is included in the risk dashboard/heat map provided to Directors at each regularly scheduled Board meeting. The Board also receives updates on cybersecurity and technological risks through the annual report it receives with respect to the Company’s digital transformation strategy, including the risks of the use of legacy technology systems, as well as emerging technologies such as Generative AI. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 51

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Information Technology Emera relies on various IT systems to manage its operations. This subjects Emera to inherent costs and risks associated with maintaining, upgrading, replacing and changing these systems. Emera’s digital transformation strategy, including investment in infrastructure modernization, emerging technologies such as Generative AI and customer-focused technologies, is driving increased investment in IT solutions, resulting in increased project risks associated with the implementation of these solutions. Emera manages these IT risks through IT asset lifecycle planning and management, governance, internal auditing and testing of systems, and executive oversight. Emera’s digital transformation strategy is reported to the Board annually. Those reports include the annual refresh of the Emera five-year technology plan, progress on strategic investment areas of the plan, as well as updates on innovation and the use of emerging technologies, such as Generative AI. 2.4 Risk Management The Board has a comprehensive and multi-faceted approach to its risk oversight. This includes responsibility for overseeing the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. It is responsible for overseeing the development of Emera’s risk management framework, which it does with support from the Safety and Risk Committee (and previously with the former Risk and Sustainability Committee). Emera and its operating companies apply similar programs for risk identification and management. Each affiliate is governed by its own board, which allows for a focused approach to risk management oversight and governance. The Board has endorsed a risk statement that articulates Emera’s risk appetite. The risk statement sets out the Company’s risk appetite across several areas and is intended to provide general guidance for decisions of the Company. The Board considers the Company’s risk profile in its oversight of Emera’s risk management by reviewing: (a) The identification and assessment of the principal risks of Emera; (b) The process for ongoing monitoring, updating and reporting of the principal risks of Emera; (c) The effectiveness of Emera’s mitigation response to its principal risks; and (d) The alignment of risk management with Emera’s risk profile, its strategy and its organizational objectives, including capital and resources allocation. The Board, through the Safety and Risk Committee, is also responsible for reviewing Emera’s annual insurance program and its uninsured exposure. Under the Board’s oversight, management undertakes a robust cross-functional approach to the identification, evaluation and assessment of its high-impact enterprise risks. Risks are categorized as either primary, evolving or mature, and are tracked and currently reported on through a quarterly Risk Dashboard. Management considers the existing control environment, velocity of impact following the onset of a potential risk event as well as risk interdependencies, when assessing risks and developing appropriate mitigation plans and response protocols. Additional in-depth analysis into certain principal risks is undertaken and reported to the Board (through the Safety and Risk Committee or directly), as required. Board Committee oversight responsibilities for these principal risks are assigned per their respective Committee mandates (see Board Committees Risk Oversight below). 52 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Board Committees Risk Oversight

Emera Board:
The Board has ultimate responsibility for risk oversight. Emera's risk management focus includes financial, strategic, and key operational risks including safety and environment.

The Board, in carrying out its responsibilities, delegates certain functions to the Committees of the Board. Each Committee has responsibilities for specific aspects of risk oversight.

Emera Audit Committee	Assist the Board with oversight of responsibilities regarding Emera's financial risk exposures (financial derivatives, hedging activities, credit, and trading), integrity of financial statements, internal control systems, audit processes, compliance with legal and regulatory requirements and the administration of the Ethics Hotline process.
Emera Management Resources & Compensation Committee ("MRCC")	Assist the Board with carrying out responsibilities for management resource issues, health and wellness matters, and risks relating to compensation programs for executive officers.
Emera Nominating and Corporate Governance Committee ("NCGC")	Assist the Board with oversight of corporate governance practices and processes, including affiliate governance.
Emera Safety and Risk Committee ("SRC")	Assist the Board with carrying out oversight responsibilities relating to employee and public safety, identification of material risks to the Company (including cyber security and information technology risks such as the impact of artificial intelligence on operations), and environmental and sustainability related matters.
Operating Companies' Board of Directors	Emera's principal operating affiliates each have an established Board of Directors who are responsible for oversight of affiliate enterprise risks. Affiliate Boards are chaired by an Emera Executive Officer and have external directors.

2.5 Ethical Business Conduct

The Board is committed to sustaining a culture of integrity and ethical business practices throughout the Company.

Code of Conduct

The Board promotes a culture of ethical business conduct and has adopted our Code of Conduct ("Code"), which establishes a standard of ethical business conduct that is expected from all of our Directors, officers and employees. We have implemented annual Code training for all employees to support compliance and require Directors, officers and employees of Emera and its subsidiaries to acknowledge they have read, understand, are currently in compliance with and agree to comply with, our Code when they join the Company, and annually thereafter. In addition, Emera and its subsidiaries expect each of their contractors, suppliers, business partners, consultants and agents to act in a manner consistent with the Code.

The Code is available on Emera's website at www.emera.com/about-us/code-of-conduct, or a copy may be obtained by contacting the Chief Human Resources Officer, Emera Inc., P.O. Box 910, Halifax, Nova Scotia B3J 2W5.

The Board regularly reviews the Code and revises the content with regard to best practices. Individuals are encouraged under the Code to, in good faith, seek advice, raise concerns and report suspected misconduct related to Emera's business. In September 2025, a review and benchmarking comparison of the Code to industry peers was undertaken and amendments were approved by the Board on the recommendation of the NCGC with effect as of January 1, 2026.

Emera will not tolerate retaliation, threats of retaliation, termination from an Emera Company or discrimination that is directly or indirectly related to the good faith disclosure of suspected unethical activities or violations of laws, regulations or policies.

The Board monitors compliance with the Code, including as detailed in *Related Party Transactions*. In addition, the Board has oversight of the Company's Ethics Hotline in the manner described below.

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Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Respectful Workplace The Code is supported by other key policies, including Emera’s Respectful Workplace Policy. The Respectful Workplace Policy applies to all Directors, officers and employees of Emera and its subsidiaries and is focused on providing a respectful and inclusive environment that is free from discrimination, harassment, sexual harassment and bullying in the workplace, and such conduct outside the workplace that contributes to a hostile work environment. Comprehensive mandatory training is required when an employee joins the Company, which includes modules on harassment, sexual harassment, discrimination and bullying, and outlines available resources for employee support or to raise concerns. In addition, the Respectful Workplace Policy is included as part of the annual Code training. Ethics Hotline The Company has established a confidential and anonymous Ethics Hotline hosted by an independent external service provider. The Ethics Hotline is available to employees, contractors and third parties to report allegations of non-compliance with the Code. The internal audit department (“Audit Services”) is responsible for administering the Ethics Hotline process and ensuring all reports are investigated by the Company. Committees of the Board receive periodic updates on Ethics Hotline reports that fall within the scope of the Committee’s mandate based on the nature of the matter. For example, the Audit Committee receives updates related to financial reporting, accounting, auditing and business integrity matters; the MRCC receives updates related to people, wellness and workplace culture matters; and the SRC receives updates related to safety and environment matters. Conflicts of Interest Directors are required to declare any conflict of interest that they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Articles from voting in respect of the matter in which the Director is interested. Related Party Transactions Transactions between Emera and related parties are monitored in several ways to determine that such transactions comply with applicable laws, regulatory rules and the Code. In particular: The Audit Committee oversees the disclosure in Emera’s financial statements of related party transactions that are required to be disclosed pursuant to United States Generally Accepted Accounting Principles. In the ordinary course of business, Emera provides energy and other services and enters into transactions with its subsidiaries, associates and other related companies on terms similar to those offered to non-related parties. All material amounts are under normal interest and credit terms. Additional disclosure is provided in Emera’s financial statements regarding more significant transactions between Emera and its associated companies. The NCGC oversees the management of any conflicts of interest or potential conflicts of interest involving a Director. Under the Articles, any Director who has an interest in a transaction with the Company must disclose the existence and nature of the interest to the Board of Directors and such Director may not participate or vote on the matter. Annually, the NCGC reviews the Code. Under the Code, Directors, officers and employees of Emera cannot own more than a 10 per cent interest in, or act in the capacity of a director, officer, partner, consultant, employee or agent for a supplier, contractor, subcontractor, Emera customer, competitor or any other person or organization with which Emera has a similar relationship, without the express prior approval of their manager, or in the case of a member of the Board of Directors, the Board Chair. They must also seek similar approval when a company, partnership or business in which they, or a member of their family, own more than a 10 per cent interest, or in which they are a Director, partner, officer, consultant, employee or agent is seeking to do business with Emera. Also, as described in the Code, Emera’s operating companies are regulated by several Canadian, American and Caribbean energy regulators. Certain of these regulators have imposed specific codes and standards of conduct that address matters such as undue discrimination and preferential treatment between regulated companies and their affiliates. These rules may apply to and restrict arrangements between operating companies to conduct business or share employees. Emera’s operating companies have created separate codes and standards of conduct addressing these matters. Directors, officers and employees are required by the Code to be aware of, and comply with, these operating company rules at all times. The Audit Committee is responsible for annually receiving and reviewing a report on executive officers’ compliance with the Code and receives quarterly reports on the Company’s ethics program, including information on reports received through the Ethics Hotline (see Ethics Hotline, above) or submitted directly to Audit Services. 54 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices 2.6 Transparency and Disclosure Disclosure Policy and Practices The Board has adopted a Disclosure Policy to ensure all communications of material information to the investing public about the Company are accurate, that they fairly present in all material respects the Company’s financial condition and its results of operations and are made on a timely basis. For the full text of the Disclosure Policy, visit www.emera.com/governance. Emera has established an executive Disclosure Committee responsible for overseeing the Company’s disclosure practices. The Company’s President and CEO, the Chief Financial Officer, the leaders of its businesses, and senior management responsible for legal, finance, investor relations and communications functions are members of the Disclosure Committee, which meets at least quarterly. Members of the Disclosure Committee are responsible for reviewing all core disclosure documents containing material information, including the Company’s management’s discussion and analysis and financial statements prior to their being presented to the Audit Committee and Board for approval. Shareholder Engagement Emera is committed to maintaining robust, transparent, and ongoing engagement with its shareholders. Our goal is to ensure that shareholders are informed of the Company’s strategy, governance, and performance, and that their input is considered in decision-making. Engagement Framework We engage with shareholders through multiple channels to facilitate meaningful dialogue: Quarterly Calls & Webcasts: Regular updates are provided through quarterly analyst calls and webcasts, providing transparency of financial and operational performance. Investor Conferences: The President and CEO, the Chief Financial Officer and Vice President Investor Relations and other senior leaders attend investor and industry conferences and meet one-on-one with analysts and institutional investors to discuss operational performance, strategic priorities and capital allocation. Investor Meetings / Non-Deal Roadshows: We conduct proactive shareholder outreach to both current and potential shareholders where the President and CEO, the Chief Financial Officer and the Company’s Investor relations team meet with institutional investors directly as part of our regular shareholder engagement. Our Investor Relations team is available for meetings and calls to address shareholder questions and concerns, including those related to Environmental, Social and Governance issues, and to provide public information on Emera in a timely and responsive manner. In 2025 we met with over 200 institutional investors and attended 16 investor focused events. Investor Materials: Shareholders and the general public have access to Investor Presentations, quarterly financial reports, investor day materials and the Company’s Annual Report through the Investor Relations section on the Company’s website (https://investors.emera.com). Investor Days: Emera holds investor days from time to time to allow shareholders access to senior management and provide a more in-depth view of our business. The last investor day was held on December 4, 2024. Board Engagement: As requested, our Board Chair or other members of the board will meet directly with shareholders and periodically with governance organizations to discuss emerging best practices. The Directors are interested in shareholders’ views about the Company, its governance and its operations. The Board oversees systems for receiving feedback from shareholders and it monitors feedback received by the Company. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 55

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Shareholders are encouraged to provide feedback to management and/or the Board Contact information To reach management: President and CEO Email: Scott.Balfour@emera.com Chief Financial Officer Email: Jared.Green@emera.com Executive Vice President and General Counsel Email: Mike.Barrett@emera.com Corporate Secretary Email: Brian.Curry@emera.com To reach the Board:(1) Chair of the Board Email: info@emera.com Chair of a Committee Email: info@emera.com (1) Confidential communications with the Chair of the Board or another Board member should be mailed to the address below marked “Private and Confidential.” The Board recognizes that shareholder engagement is an evolving practice and reviews its practices annually with a view to enhancing their effectiveness. Shareholder engagement process Contact information Shareholders may communicate with the Chair of the Board or other independent Attention: Chair of the Board of Directors Directors by sending them a letter using regular mail or other means of delivery. If of Emera Inc. (or Name of Independent Director) the envelope is marked “Private and Confidential,” it will be delivered, unopened, to P.O. Box 910, Halifax, Nova Scotia B3J 2W5 the Chair of the Board of Directors, or such other independent Director to whom it in a sealed envelope marked “Private and is addressed. Confidential” Shareholder Proposals Shareholders can submit proposals to be considered at the annual meeting of the Company provided they are duly submitted in advance and included in the Management Information Circular for the meeting. A shareholder intending to submit a proposal for consideration at an annual meeting must comply with the applicable provisions of the Nova Scotia Companies Act and the Articles. This includes compliance with the requirements for Director nominations contained in the Articles where the proposal includes a nomination for the election of an individual to the Board of Directors. In accordance with and subject to the requirements of the Companies Act, the Company will include a shareholder proposal in its Management Information Circular prepared for an annual meeting provided such proposal was received by the Company at least 90 days before the anniversary date of the previous annual meeting and provided such proposal is required by the Companies Act to be included in such Management Information Circular. Regardless of whether you are submitting a proposal, the nomination of Directors is still subject to compliance with the Articles, which require notice of the nomination not less than 30 days prior to the date of the annual meeting. Should you have any questions about shareholder proposals or Director nominations, please contact Emera’s Corporate Secretary using the contact information in the Notice of Meeting at the beginning of this Circular. 56 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

2.7 Committees of the Board of Directors

The Board is committed to effectively and efficiently carrying out its oversight responsibilities. As such, it strongly supports the work of its standing committees, to which certain functions are delegated as set forth in their written charters. All committees consist entirely of independent Directors. For more information about the Board's standing committees, please see the section entitled *Board Committees* earlier in this Circular.

Audit Committee

Kent M. Harvey (Committee Chair)
Isabelle Courville[1]
Paula Y. Gold-Williams
B. Lynn Loewen
Ian E. Robertson
Carla M. Tully

- Committee Members are 100 per cent independent
- All members meet the requirement for financial literacy under the applicable rules of the U.S. Securities and Exchange Commission on the New York Stock Exchange.
- Each Committee member has been identified by the Board as Audit Committee Financial Experts under U.S. securities law.
- Mr. Harvey is the former CFO for PG&E Corporation
- Ms. Gold-Williams is a Certified Public Accountant and former CFO for CPS Energy
- Ms. Loewen is the former CFO for Air Canada Jazz
- The Committee met in camera without management at every Committee meeting in 2025.

Role of the Audit Committee

The Audit Committee assists the Board in discharging its oversight responsibilities concerning the integrity of Emera's financial statements, its internal control systems, the internal audit and assurance process, the qualifications, independence and performance of the external auditors, the external audit process and its compliance with legal and regulatory requirements.

The Audit Committee is responsible for reviewing and recommending to the Board the annual financial statements and all related management's discussion and analysis and earnings press releases.

The Audit Committee has also been delegated the authority by the Board to review and approve the interim financial statements and related management's discussion and analysis and earnings press releases. It also discusses with management any earnings press releases or other press releases containing financial information, as well as any financial information and earnings guidance provided to analysts and ratings agencies.

The Audit Committee evaluates and recommends to the Board the appointment of the external auditors and the compensation of such external auditors. Once appointed, the external auditors report directly to the Audit Committee, and the Audit Committee oversees the work of the external auditors concerning the preparation or issuance of the auditors' reports or the performance of other audit, review or attest services for Emera.

The Company's lead internal auditor also reports directly to the Audit Committee, and the Audit Committee approves the appointment, remuneration, removal and replacement of the lead internal auditor.

The Audit Committee reviews and approves the internal audit plan, including activities, organizational structure, staffing, qualifications and budget and all major changes to the plan.

The Audit Committee reviews and discusses Emera's major financial risk exposures and the process management has taken to monitor and control such exposures, including the use of financial derivatives, hedging activities, credit and trading risks.

The Audit Committee reviews management controls and processes concerning the administration of investment activities, financial reporting and financial performance and funding of the pension plans.

(1) Ms. Courville was appointed to the Audit Committee by the Board on November 13, 2025.

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Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Activities of the Audit Committee in 2025 The Audit Committee met five (5) times in 2025. In accordance with its mandate as set out in the Audit Committee Charter, the Audit Committee performed the following key functions in 2025: 1. Reviewed regular updates on accounting and disclosure issues; 2. Reviewed developments in securities regulation and financial oversight; 3. Reviewed an annual credit and market price risk report; 4. Reviewed an annual tax report, which provides an update on material changes to tax policies, processes, legislation, tax planning initiatives, tax payments and reporting and pending tax audits or assessments; 5. Reviewed quarterly payroll, pension and tax remittance confirmations; 6. Reviewed the performance of the lead internal auditor; 7. Reviewed a report on Executive compliance with the Emera Code of Conduct; 8. Received reports on the selection of a new Chief Financial Officer and a new Vice President Finance; 9. Reviewed and recommended amendments to the Audit Committee Charter to the Board of Directors to ensure compliance with SEC and NYSE listing requirements; 10. Reviewed an annual corporate compliance report and quarterly compliance reports; 11. Reviewed quarterly reports of material litigation; 12. Reviewed quarterly reports on legal and regulatory compliance; 13. Reviewed and recommended to the Board of Directors for approval the audited 2024 year-end financial statements, management’s discussion and analysis, and press release; 14. Reviewed and approved interim financial statements, management’s discussion and analysis, and press releases; 15. Reviewed the Chief Financial Officer’s quarterly reports on the Company’s financial results and forecasts; 16. Oversaw the work of management’s Disclosure Committee; 17. Reviewed and recommended amendments to the Disclosure Policy and Disclosure Committee Charter to the Board of Directors; 18. Reviewed regular reports from management and quarterly updates from Audit Services about the Company’s compliance program under National Instrument 52-109 and the Sarbanes-Oxley Act; 19. Reviewed quarterly reports of internal Audit Services and quarterly reports on the Company’s Ethics program, including fraud investigations, provided by the lead internal auditor; 20. Reviewed and approved the assurance and advisory plan, including resource structure and budget for the internal Audit Services function; 21. Reviewed pension plans performance in 2024; 22. Reviewed the 2025 Audit Plan of the external auditors, EY; 23. Evaluated the external auditors, including the lead external audit partner’s qualifications, performance, professional skepticism and independence and received reports and provide oversight on the selection of a new lead external auditor commencing in 2026; 24. Reviewed and recommended approval of the 2026 audit and non-audit services fees of EY to the Board of Directors; 25. Conducted annual performance evaluation of the Committee; and 26. Conducted annual review of the Audit Committee Charter. 58 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Management Resources and Compensation Committee ("MRCC")

Henry E. Demone (Committee Chair)
James V. Bertram
Isabelle Courville[1]
Paula Y. Gold-Williams
Brian J. Porter[2]
Jochen E. Tilk

- Committee Members are 100 per cent independent.
- The Committee met in camera without management at every Committee meeting in 2025.

Role of the MRCC

The MRCC reviews overall compensation, including salary and benefits policies, and recommends such policies to the Board of Directors for approval.

The MRCC supports the Chair of the Board in conducting a review of corporate goals and objectives relevant to the President and CEO's compensation and supports the Chair of the Board in recommending such goals and objectives for the current year to the Board of Directors. The MRCC ensures that an assessment of the President and CEO's performance in relation to these goals and objectives is completed. It makes recommendations to the Board of Directors relating to the President and CEO's total compensation, including participation in incentive compensation and equity-based plans. It also makes recommendations about senior management's total compensation and incentive compensation and equity-based plans. It approves grants of stock options, performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs") in accordance with the provisions of the respective plans. It reviews executive compensation disclosure prior to the Company releasing such information to the public.

The MRCC recommends executive officer appointments to the Board of Directors for approval. It supports and contributes to the Board's succession planning process in respect of the President and CEO of the Company. It annually reviews the succession planning process for senior management and other potential senior management candidates, including for Emera's subsidiaries, and oversees and contributes to that process. It reviews share ownership guidelines for executive officers. It satisfies itself that there are appropriate labour relations strategies in place and regularly reviews management's direction and decisions made in support of labour and employee relations.

The MRCC is responsible for evaluating the compensation programs to determine that they do not reward executive officers for taking inappropriate risks that may harm the interests of the Company and its shareholders. Under its Charter, the MRCC must conduct a compensation risk review annually to ensure that the compensation policies are designed to take account of and mitigate:

(a) incentive opportunities that inadvertently encourage excessive and unnecessary risk-taking;

(b) pay structures that inadvertently encourage behaviour that negatively impacts long-term value;

(c) misalignment of pay and performance; and

(d) payouts that are not aligned with Emera's business strategy.

Effective February 21, 2025, the MRCC also became responsible for reviewing policies, procedures and performance of the Company on health and wellbeing matters and whether the Company's systems and policies relating to health and wellbeing matters are being approved, developed and effectively implemented.

(1) Ms. Courville was appointed to the MRCC by the Board on November 13, 2025.

(2) Mr. Porter is a current independent Director and member of the MRCC and SRC but is not standing for election as a Director at the Meeting.

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Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Activities of the MRCC in 2025 The MRCC met six (6) times in 2025. In accordance with its mandate as set out in the MRCC Charter, the MRCC performed the following key functions in 2025: 1. Reviewed the 2024 Scorecard results for Emera and its operating companies and recommended approval by the Board of Directors; 2. Reviewed executive performance in 2024 and recommended 2025 executive compensation to the Board of Directors; 3. Reviewed Executive share ownership; 4. Reviewed and recommended Emera’s 2025 Corporate Scorecard to the Board of Directors; 5. Reviewed operating company Scorecards for 2024; 6. Reviewed and approved long-term incentive plan payouts in respect of 2022 grants; 7. Reviewed and approved 2025 long-term incentive plan grants, including associated performance metrics for the 2025 PSU grant; 8. Received a report on the status of labour negotiations across Emera and its operating companies; 9. Reviewed annual succession plans for senior management and provided oversight of succession planning process for President and CEO, the Chief Financial Officer and other senior executives; 10. Reviewed and recommended to the Board of Directors the 2025 compensation of the President and CEO; 11. Received and reviewed updates on trends in executive compensation; 12. Reviewed and recommended amendments to the Emera Recoupment Policy and the Emera Common Share Purchase Plan to the Board of Directors for approval to ensure compliance with SEC and NYSE listing requirements; 13. Reviewed and recommended amendments to the severance policy and treatment of stock options for senior executives (excluding the President and CEO) to the Board of Directors for approval; 14. Received and reviewed updates on health and wellbeing initiatives within the Company and its affiliates; 15. Reviewed an annual compensation design risk assessment; 16. Oversaw compensation-related disclosure in Emera’s 2025 Management Information Circular; 17. Received updates in respect of Emera’s Ethics program and Respectful Workplace program; 18. Reviewed and recommended amendments the MRCC Charter to the Board of Directors to ensure compliance with SEC and NYSE listing requirements; 19. Reviewed and approved the 2026 Work Plan of the compensation consultants; 20. Reviewed and approved the group of comparator companies to be used in benchmarking compensation payable to executives in accordance with applicable law; and 21. Reviewed a report on Emera Talent People strategy; 22. Conducted an annual evaluation of the MRCC; and 23. Conducted an annual review of the MRCC Charter. 60 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Nominating and Corporate Governance Committee ("NCGC")

Jochen E. Tilk
(Committee Chair)
James V. Bertram
Henry E. Demone
B. Lynn Loewen

- Committee Members are 100 per cent independent.
- The Committee met in camera without management at every Committee meeting in 2025.

Role of the NCGC

The NCGC assists the Board with a variety of matters relating to corporate governance. One of its primary duties is to provide the Company with a list of nominees for election as Directors to be included in the Company's Management Information Circular prior to each Annual Meeting of Shareholders of the Company.

The NCGC is responsible for identifying, considering and recruiting people qualified to become Directors, having regard to the skills, experience and qualifications of possible candidates, the key selection criteria approved by the Board.

The NCGC oversees the succession of Directors in accordance with the Board's Renewal Principles and following a full skills assessment, having regard to the anticipated retirement of Directors.

The NCGC is responsible for developing and communicating the Company's approach to corporate governance issues, and reviews and approves Emera's disclosure of its corporate governance practices. The Committee keeps abreast of evolving governance best practices and regularly evaluates the governance practices of Emera. It reviews any disclosure of the Company's corporate governance practice in accordance with applicable rules and regulations.

The NCGC is responsible for assisting the Board and its Committees in determining Committee composition, as well as reviewing and updating the mandate of each Committee, for submission to the Board. It also makes recommendations to the Board on all components of non-employee Director compensation, including the Board Chair and Committee Chairs. In addition, the NCGC is responsible for determining the process by which annual performance assessments are to be conducted, which evaluate the performance of the Board, the Board Chair, individual Directors, Board Committee Chairs and Board Committee members.

Activities of the NCGC in 2025

The NCGC met six (6) times in 2025.In accordance with its mandate as set out in the NCGC Charter, the NCGC performed the following key functions in 2025:

1. Reviewed Director succession planning and carried out ongoing Director recruitment;
2. Oversaw the recruitment process that led to the appointment of Isabelle Courville to the Board of Directors in September 2025;
3. Reviewed the Board Renewal Principles and recommended an amendment to clarify the age principle applicable to Directors which was approved by the Board of Directors;
4. Reviewed the Board Tenure Guideline;
5. Recommended to the Board of Directors for approval, the Director Nominees for election at Emera's 2025 Annual Meeting of Shareholders;
6. Recommended to the Board of Directors the selection of Audit Committee financial experts for the purpose of Emera's Form 40-F filed with the SEC;
7. Reviewed the cash and equity components of non-employee Emera Director compensation and recommended increases to the Director's annual retainer, the annual retainer of the Chair of the Board and the Audit Committee Chair and MRCC Chair retainers that were approved by the Board of Directors;
8. Reviewed the annual retainers for non-employee Directors of certain operating companies and recommended changes that were approved by the Board of Directors;

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Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices 9. Reviewed disclosure in respect of Director Nominees, Director compensation and the corporate governance practices for Emera’s 2025 Management Information Circular; 10. Reviewed the Board of Directors Charter, Committee Charters, the Chair of the Board of Directors Charter and the position description for Committee Chairs; 11. Reviewed the Board Diversity Policy; 12. Monitored the Company’s corporate governance practices against relevant best practices at leading corporations and recommend revisions to the corporate governance practices that were approved by the Board of Directors; 13. Reviewed the program of Directors and Officers insurance coverage; 14. Reviewed and recommended amendments to Emera’s Code of Conduct that were approved by the Board of Directors; 15. In consultation with the Chair of the Board, determined the process for conducting the annual Board and Director performance assessment; 16. Reviewed the process for executive management evaluations; 17. Reviewed and recommended amendments to the Audit Committee Charter, MRCC Committee Charter and NCGC Charter in order to ensure compliance with SEC and NYSE listing requirements; 18. Conducted an annual review of the NCGC Charter; and 19. Conducted an annual review of the Committee’s performance. 62 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Safety and Risk Committee ("SRC")[1]

Ian E. Robertson
(Committee Chair)
Kent M. Harvey
Brian J. Porter[2]
Jochen E. Tilk
Carla M. Tully

- Established in February 2025 to replace the former Risk and Sustainability Committee and Health Safety and Environment Committee.
- Committee Members are 100 per cent independent.
- The Committee met in camera without management at every Committee meeting in 2025.

Role of the SRC

The SRC assists the Board in discharging its accountabilities for Company oversight in the specific areas related to (i) preservation of employee and public safety, (ii) identification and mitigation of material risks to the Company and (iii) environmental and sustainability related matters.

The SRC oversees the Company's approach to the preservation of public and employee safety. It does this by receiving and reviewing with management:

(a) The actual performance of the Company and its subsidiaries on safety matters;

(b) The plans, policies and strategies employed by the Company to prioritize and manage safety including: (i) safety performance targets established by management; (ii) safety work plans; (iii) emergency response plans and programs; and (iv) the effectiveness of implementation of safety systems and policies;

(c) The status of Company's (i) compliance with applicable and proposed legislation, regulations and orders related to safety; and (ii) conformance with applicable management system standards, industry standards and best practices;

(d) The mitigation strategies set out in the risk management action plans for one or more safety-related risks selected by the Committee, including (i) the approaches being undertaken to ensure strategies are operationalized throughout the organization; and (ii) evidence that the accountabilities across the Company for the preservation of employee and public safety are clear; and

(e) Any (i) incidents respecting the Company's assets or operations involving: a fatality or a life-threatening injury to a person; any whistleblower events relating to safety matters; (ii) incidents involving personnel and public safety that have the potential to severely and adversely impact the Company's reputation, financial situation and or business continuity; and (iii) significant regulatory audits, findings, orders, reports and/or recommendations issued by or to the Company related to safety matters or issues.

The SRC also oversees the Company's approach to identifying and mitigating material risks facing the Company. It does this by receiving and reviewing with management:

(a) The Company's (i) Enterprise Risk Management function, governance and program framework employed to identify, assess, monitor and manage enterprise risk and the approaches being undertaken to ensure key enterprise risks have been identified and strategies are operationalized so that the accountabilities for reducing the impact and/or the likelihood of such material risks are clear; (ii) the Risk Dashboard (including the identified enterprise level risks, heat map control environment assessment); and (iii) Risk Statement;

(b) The Company's (i) insurance risk transfer program; and (ii) business continuity programs; and

(c) The Company's (i) cyber security program; and (ii) the Company's approaches to addressing the impact from artificial intelligence on Company operations.

The Committee also oversees the Company's approach to environmental and sustainability related matters. It does this by receiving and reviewing with management:

(a) The environment and sustainability program framework and policies that the Company employs to monitor, manage and report on environmental compliance and sustainability-related risks and matters;

(b) The Company's Sustainability Report including any proposed public commitments regarding sustainability by the Company; and

(c) Significant regulatory audits, findings, orders, reports and/or recommendations issued by or to the Company related to environmental matters or issues, together with management's response thereto.

The SRC receives ethics updates under the Company's Code of Conduct relating to matters within the SRC's scope of responsibility and reviews activities within that scope under the Company's Ethics Program. It also receives and recommends to the Board for approval, the Company's Modern Slavery Act Report.

(1) The SRC was established by the Board, on the recommendation of the NCGC, effective February 21, 2025. It replaced the former Health Safety and Environment Committee and the former Risk and Sustainability Committee.

(2) Mr. Porter is a current independent Director and member of the MRCC and SRC but is not standing for election as a Director at the Meeting.

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Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Activities of the SRC in 2025 The SRC met three (3) times in 2025. In accordance with its mandate as set out in the SRC Charter, the SRC performed the following key functions in 2025: 1. Reviewed performance on the safety and environmental objectives and measures for the Company’s 2026 corporate Scorecard; 2. Received and reviewed quarterly reports on the Company’s safety and environment assurance program; 3. Received a report on the 2025 safety work plans for the Company and its operating subsidiaries; 4. Received and reviewed quarterly reports on the safety performance of the Company and its operating subsidiaries; 5. Received and reviewed reports on the workplace safety programs and cultures of the Company operating subsidiaries; 6. Received quarterly reports on Emera’s Ethics program; 7. Received and reviewed quarterly cybersecurity and artificial intelligence reports; 8. Received and reviewed the quarterly Risk Dashboard and Heat Map, which captures the major enterprise risks, including primary, mature and evolving risks, as determined by management; 9. Reviewed Emera’s Risk Statement; 10. Reviewed and received reports on the Company’s Enterprise Risk Management program; 11. Received a report on Emera’s Enterprise Risk Management framework and governance structure; 12. Received and reviewed a report on the Company’s insurance program; 13. Received a report on primary and evolving risks for the Company and its operating subsidiaries; 14. Received and reviewed the quarterly Sustainability and Environment Dashboard; 15. Received and reviewed counterparty risks for operating subsidiary; 16. Received and reviewed report on Emera’s sustainability governance and program framework; 17. Received and reviewed reports related to the Company’s progress in relation to its sustainability strategy; 18. Received and reviewed reports on emerging sustainability risks and trends; 19. Received report on Company’s 2024 Sustainability Report; and 20. Conducted a review of the SRC’s Charter. 64 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

2.8 Director Compensation

The Board of Directors determines the compensation for the Company's Directors on the recommendation of the NCGC. The compensation of Directors is designed to:

1. Recognize the substantial time commitments required to oversee management of the Company;
2. Attract and retain highly skilled and experienced individuals to serve on Emera's Board;
3. Ensure alignment with shareholders' long-term interests; and
4. Support Directors' independence from management.

2025 Compensation Rates for Directors

Listed below are the annual compensation rates for non-executive Directors in 2025. For information about changes to Director compensation in 2026, see the section below entitled *Annual Review and Changes for 2026*.

In 2025, the annual retainer for each Director was $275,000, of which $160,000 was payable in DSUs and $115,000 in cash. Subject to Emera's Share Ownership Guideline (as described later in this Circular), Directors can elect to receive some or all of their cash compensation in the form of additional DSUs. The Company does not offer option-based awards, non-equity incentive plan participation or participation in a Company pension plan to its non-executive Directors.

The Chair's annual retainer is an all-inclusive fee, meaning the Board Chair receives no meeting fees or any other retainer for serving as Emera's Board Chair. The all-inclusive annual retainer of the Board Chair in 2025 was $475,000. This was comprised of $237,500 in DSUs and $237,500 in cash.

Annual Retainers for Directors in 2025[1]	Cash amount ($)	DSUs ($)	Total ($)
Chair retainer	237,500	237,500	475,000
Director retainer	115,000	160,000	275,000
Audit Committee Chair retainer	27,500	N/A	27,500
Audit Committee member retainer	12,500	N/A	12,500
MRCC, NCGC, SRC, HSEC and RSC Chair individual retainers[2]	25,000	N/A	25,000
MRCC, NCGC, SRC, HSEC and RSC member individual retainers[3]	10,500	N/A	10,500

(1) Note: The former Health, Safety and Environment Committee and the former Risk and Sustainability Committee, were both dissolved in February 2025.

(2) Note: Retainer for each Committee Chair.

(3) Note: Retainers for individual members of each Committee.

Each Director is entitled to an annual travel allowance of $10,000.

Members of ad hoc committees of the Board receive meeting fees ($1,750 in-person meeting fee; $1,250 videoconference/telephone meeting fee) for their participation in each committee meeting, but typically receive no annual retainer for being a member of an ad hoc committee because of the nature of the committee's existence, having generally been established for a specific purpose and a temporary period of time. There were no ad hoc committees of the Board appointed in 2025. For further information on the Company's committees, see *Committees of the Board of Directors* earlier in this Circular.

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Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Total Director Compensation in 2025

Compensation is made up of applicable retainers and the annual travel allowance of $10,000. The table below details the total compensation paid to Directors in 2025.

Mr. Balfour is not included in the table as his compensation for service as Emera's President and CEO is disclosed in the *Statement of Executive Compensation* later in this Circular. He does not receive any additional compensation for his services as a member of the Board of Emera or as a member of the Board of any of Emera's subsidiaries or investments.

Total Director Compensation in 2025

	Board Retainer				DSUs held			
Director	Cash fees earned ($)[1]	Share-Based Awards ($)[2]	All other compensation ($)	Total ($)	Portion of cash fees taken in DSUs (%)	Total 2025 change in value of all DSUs held ($)[3]	Value of DSUs vested or earned during 2025 ($)[4]	Market value of total DSU holdings ($)[5]
James V. Bertram	148,026	308,026	N/A	148,026	100	554,321	522,573	3,218,063
Isabelle Courville[*]	39,326	85,792	N/A	39,326	100	N/A	108,002	108,002
Henry E. Demone	160,500	160,000	N/A	160,500	0	680,957	362,375	3,673,655
Paula Y. Gold-Williams[6]	206,984	366,984	N/A	206,984	100	267,681	531,686	1,833,335
Kent M. Harvey[6]	212,991	160,000	13,985[6,7]	226,976	100	430,766	304,475	2,399,154
B. Lynn Loewen	149,467	309,467	N/A	149,467	100	1,013,701	630,716	5,560,029
Brian J. Porter[**]	146,279	306,279	N/A	146,279	100	68,927	407,966	743,138
Ian E. Robertson	160,474	320,474	N/A	160,474	100	230,793	463,543	1,585,816
M. Jacqueline Sheppard[***]	142,116	312,945	N/A	142,116	100	2,055,889	876,944	10,874,090
Karen H. Sheriff	249,958	476,629	N/A	249,958	100	315,487	682,551	2,216,668
Jochen E. Tilk	171,000	331,000	N/A	171,000	100	527,189	615,521	3,109,211
Carla M. Tully[6]	206,984	160,000	N/A	206,984	0	52,457	216,925	472,009

(1) This column shows the annual cash retainer, committee retainers, travel allowance and ad hoc meeting fees. All fees were paid in Canadian dollars except where noted. Fees paid in U.S. dollars have been converted to Canadian dollars for purposes of this table using the applicable exchange.

(2) This column shows the grant value of the portion of the annual retainer that is paid in the form of DSUs. DSUs are credited on the last business day of each calendar quarter. The number of DSUs credited to a Director is determined by dividing the dollar amount of the quarterly portion of the fee to be paid in DSUs by the fair market value of a share on the last trading day of the preceding calendar year.

(3) This column shows the change in value of all DSUs held by each Director at the beginning of the year because of the change to the Emera common share closing price from $53.73 at the beginning of the year to $67.64 on December 31, 2025.

(4) This column shows the market value, as of the applicable vesting date, of all DSUs that vested in 2025, including DSUs credited as dividend equivalents during the year. DSUs, including dividend equivalents, vest on the date of grant. The number of DSUs credited as dividend equivalents is determined by dividing the amount obtained by multiplying the amount of the dividend declared and paid per share by the number of DSUs recorded in the Director's account on the record date by the fair market value of a share on the payment date.

(5) This column shows the market value, as of the applicable vesting date, of all DSUs held by each Director at the end of 2025 based on the December 31, 2025 Emera common share closing price of $67.64.

(6) As U.S.-domiciled Directors, the annual cash retainer, committee retainers and travel allowance were paid to Ms. Gold-Williams, Mr. Harvey and Ms. Tully, in U.S. dollars, using a one-to-one conversion rate to the Canadian dollar.

(7) Mr. Harvey also received compensation for serving as a Director of Emera US Holdings Inc. This was paid in U.S. dollars.

(*) Ms. Courville commenced serving as a Director in September 2025.

(**) Mr. Porter is not standing for election as a Director at the Meeting.

(***) Ms. Sheppard ceased to be a Director effective January 20, 2026.

The table above includes compensation earned by Emera Directors who served on the Board of Directors of Emera subsidiaries. What follows is more information about Emera's Directors who served on the Boards of its subsidiaries.

66 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Compensation of Emera Directors on Operating Company Boards The Emera Board of Directors, on the recommendation of the NCGC, also determines the compensation to be received by Emera Directors who serve on the Boards of Emera’s subsidiaries. Such compensation received by each Emera Director that serves as a Director on the Board of an Emera subsidiary is reported under “All other compensation” and “Total” in the table above-entitled Total Director Compensation in 2025. Emera US Holdings Inc. is a United States holding company that holds certain United States-based investments of Emera. Non-employee members of the Board of Directors of Emera US Holdings Inc. receive an annual retainer of $10,000 USD for serving on its Board, plus $1,000 U.S. for any meetings. Mr. Harvey became a Director of Emera US Holdings Inc. effective May 24, 2024 and received $13,985 in compensation in 2025 for serving on its Board.(1) Annual Review and Changes for 2026 The NCGC annually reviews the compensation of Directors to help ensure it is appropriate. The NCGC reviews the compensation practices of publicly traded companies similar in size and complexity to Emera to determine whether the Directors are appropriately compensated for the responsibilities and risks involved in being a member of the Company’s Board. The review is based upon publicly available information concerning Directors’ compensation and the advice of Mercer (Canada) Limited, a third-party compensation consultant. The NCGC has adopted the 50th percentile as a target for Director compensation and has determined it would be appropriate for Emera to continue to position total compensation of Directors at approximately the median of its peer group, which is the average of the Canadian and United States sub-groups. The peer group used for Director compensation purposes is the same as the benchmarking comparator group used for senior executive compensation purposes and disclosed in the Statement of Executive Compensation later in this Circular. Based on this approach and on such annual review, the Board, on the recommendation of the NCGC, approved an increase in the annual retainer for Emera Directors by $25,000 per annum, all payable in cash, for a total annual Director retainer of $300,000, effective January 1, 2026. The Board, on the recommendation of the NCGC, also approved an increase to the annual retainer for the Chair of the Board in 2026. Effective January 1, 2026, the annual retainer for the Chair of the Board has been increased by $20,000, $10,000 of such increase payable in cash and $10,000 payable in DSUs, for a total annual Chair of the Board retainer in 2026 of $495,000.(2) In addition, the Board, on the recommendation of the NCGC, also approved a $2,500 increase to the annual Committee Chair retainer for the Audit Committee and a $5,000 increase to the MRCC Chair retainer, for a total annual Committee Chair retainer of $30,000 for each of the Audit Committee Chair and MRCC Chair. There were no increases in the NCGC Chair’s annual retainer or the Safety and Risk Committee Chair’s annual retainer. The increases to the Audit Committee Chair’s annual retainer and the MRCC Chair’s annual retainer were effective January 1, 2026. (1) Compensation amounts are stated in Canadian dollars. (2) The Board of Directors on the recommendation of the NCGC, also approved an increase to the Chair of the Board retainer effective January 1, 2027 of an additional $25,000, split equally between the cash and DSU components; provided however, this further increase will be reviewed again by the NCGC as part of its annual review in 2026. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 67

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Effective January 1, 2026, the rates of compensation for Emera Directors are as follows:

Annual Retainers for Directors in 2026	Cash amount ($)	DSUs ($)	Total ($)
Chair retainer	247,500	247,500	495,000
Director retainer	140,000	160,000	300,000
Audit Committee Chair and MRCC Chair retainers	30,000	N/A	30,000
Audit Committee member and MRCC member retainers	12,500	N/A	12,500
NCGC Chair and SRC Chair retainers	25,000	N/A	25,000
NCGC member and SRC member retainers	10,500	N/A	10,500

Director Share Ownership Guideline

Director common share and DSU ownership is viewed by Emera as an important means of enhancing the alignment of Director and shareholder interests. Under Emera's Director Share Ownership Guideline, each Director must own three times (3x) the total cash and equity-based annual Board retainer in Emera common shares or DSUs, or a combination of the two. New Directors must meet the ownership requirement of the Share Ownership Guideline within three years of joining the Board and are required to take 100 per cent of their compensation in DSUs until they have met the Director Share Ownership Guideline. The Chair of the Board must own three times (3x) the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board.

Based on the annual cash ($140,000) and equity-based ($160,000) retainer compensation for 2026 each Director must own Emera shares or DSUs, or a combination of the two, worth $900,000. The ownership requirement for the Chair of the Board, based on the Chair's annual cash ($247,500) and equity-based ($247,500) retainer compensation, is $1,485,000.

The table below shows each Director Nominee's equity ownership as of December 31, 2025 and their holdings for the previous year, except Mr. Balfour because he is required to meet the share ownership requirements for executive officers (see *Executive Share Ownership Requirements and Anti-Hedging Policy in the Statement of Executive Compensation* in this Circular). All of Emera's Director Nominees are in compliance with the Director Share Ownership Guideline. Ms. Courville joined the Board in September 2025 and has until September 2028 to meet the Share Ownership Guideline.

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Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Director Nominee	Total common shares	Total DSUs	Value at December 31, 2025[1]	Multiple of 2025 annual retainer	Share Ownership Requirement[2]	Year to meet share ownership requirement
Scott C. Balfour[3]	118,404	184,893	20,515,009	–	–	–
James V. Bertram	14,170	47,576	4,176,522	13.9	3x	Achieved
Isabelle Courville[4]	2,000	1,597	243,282	0.8	3x	2028
Henry E. Demone	10,864	54,312	4,408,496	14.6	3x	Achieved
Paula Y. Gold-Williams	Nil	27,104	1,833,335	6.1	3x	Achieved
Kent M. Harvey	Nil	35,469	2,399,154	7.9	3x	Achieved
B. Lynn Loewen	4,490	82,200	5,863,733	19.5	3x	Achieved
Ian E. Robertson	32,600	23,445	3,790,880	12.6	3x	Achieved
Karen H. Sheriff (Chair)	3,000	32,772	2,419,588	4.8	3x	Achieved
Jochen E. Tilk	Nil	45,967	3,109,211	10.3	3x	Achieved
Carla M. Tully	13,000	6,978	1,351,329	4.5	3x	Achieved

(1) The payout or market value of common shares/DSUs is based on the Emera common share closing price of $67.64 as of December 31, 2025.

(2) Under Emera's Director Share Ownership Guideline, a Director must own three times the total cash and equity-based annual Director retainer in Emera common shares or DSUs, or a combination of the two. The Chair of the Board must own three times the total cash and equity-based annual Board Chair retainer in Emera common shares or DSUs, or a combination of the two, within three years of their appointment date as Chair of the Board.

(3) Mr. Balfour is subject to the share ownership requirements for executive officers (see *Executive Share Ownership Requirements and Anti-Hedging Policy* in the *Statement of Executive Compensation* in this Circular).

(4) Ms. Courville was appointed to the Board in September 2025. She has until September 2028 to meet the Share Ownership Guideline. She takes 100 per cent of her compensation in DSUs.

Directors Are Increasing Their Share/DSU Ownership Over Time

By virtue of the compensation payable in DSUs, more than 53 per cent of the annual retainer for Emera Directors will be paid in DSUs, which mirrors the value of Emera common shares. The Directors increase their DSU ownership by at least $160,000 per annum. Most of the Director Nominees have elected to receive DSUs in lieu of the cash component of the compensation they would otherwise be entitled to as Emera Directors.

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Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Directors’ DSU Plan Under the Directors’ Deferred Share Unit and Share Purchase Plan (the “Directors’ DSU Plan”), non-employee Directors may elect to receive all or any portion of their cash compensation in DSUs in lieu of that cash compensation, subject to the requirement to receive a minimum portion of their annual retainer in DSUs and the Emera Director Share Ownership Guideline. Directors’ fees are paid on a quarterly basis, at which time, the applicable amount is converted to DSUs. The number of DSUs to be credited is determined by dividing: (a) the quarterly portion of the Director’s annual fee that the Director is required to receive in DSUs, together with the portion the Director elected to be paid in DSUs by (b) the fair market value of an Emera common share on the last trading day of the preceding calendar year, with fractions computed to three decimal places. A DSU is a unit that has a value based upon the value of one Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of DSUs recorded in the Director’s account on the record date for the payment of such dividend by (b) the market price of a common share as of the dividend payment date. To further encourage Directors to acquire Emera shares, the Directors’ DSU Plan was amended in September 2022 to provide them with the opportunity to elect to receive market-purchased shares. Under the Directors’ DSU Plan, Directors may elect in advance to receive DSUs, common shares of Emera, or a combination of DSUs and shares, in lieu of their cash compensation. Any portion of a Director’s fees that the Director elects to receive in the form of shares would not be deferred compensation (as is the case when a Director receives fees in the form of DSUs) and, therefore, would be subject to applicable income tax withholdings. Thus, compensation net of tax withholdings would be used to purchase shares. Under the Directors’ DSU Plan, Directors may request that Company shares acquired on their behalf be (i) sold or (ii) withdrawn from the revised Directors’ DSU Plan and delivered in accordance with such Director’s instructions. Absent special instructions, the custodian would hold the shares in an account maintained by the custodian for the benefit of the Director. Any dividends earned on such shares would be automatically reinvested in shares acquired on the market and credited to the Director’s account. 70 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices 2.9 Additional Information Additional information relating to the Company may be found under the Company’s profile on the System for Electronic Data Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system at www.sec.gov. The Company’s financial information is contained in its comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2025. Documents and websites referenced herein are not incorporated by reference into this Circular unless the incorporation by reference is explicit. References to our website address in this Circular are intended to be inactive textual references only. The disclosure required by National Instrument 52-110 Audit Committees, including the text of the Audit Committee’s charter, can be found in the “Audit Committee” section of the Company’s Annual Information Form for the year ended December 31, 2025 as filed on SEDAR+ at www.sedarplus.ca and with the Form 40-F filed on EDGAR at www.sec.gov. For copies of the Company’s financial statements and management’s discussion and analysis, you may also contact the Office of the Corporate Secretary at: Corporate Secretary P.O. Box 910, Halifax, Nova Scotia B3J 2W5 Telephone: 902-233-4084; Facsimile: 902-428-6171; Email: Brian.Curry@emera.com. Shareholders who have questions or who require assistance in voting are encouraged to contact Emera’s proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group by email at assistance@laurelhill.com, or by texting “INFO” to, or calling, 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America). EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 71

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices 3. Executive Compensation Emera’s approach to executive compensation is supported by strong governance and robust risk management, and designed to achieve results, drive growth and deliver value to customers and shareholders. Recruiting and retaining top talent is fundamental to Emera’s success. In This Section 3.1 Message from the Management Resources and Compensation Committee to Our Shareholders 73 3.2 Compensation Discussion and Analysis 74 3.3 Performance Graph 105 3.4 NEO Summary Compensation Table 107 72 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices 3.1 Message from the Management Resources and Compensation Committee to Our Shareholders Dear Shareholder, In 2025, Emera made meaningful progress in advancing our corporate strategy, highlighted by our successful listing on the New York Stock Exchange, continued momentum in the New Mexico Gas Company divestiture process, and solid in-year total shareholder returns of 32 per cent. The Company also achieved strong financial results, including a 19 per cent increase in adjusted net income(1), further strengthening its balance sheet and credit ratings. Despite delivering a strong year on many fronts, we faced significant challenges as a team in 2025. First and foremost, the unfortunate fatality at Tampa Electric in the first quarter was a tragic a reminder that our work on safety is never done. Also, the cyber security incident at Nova Scotia Power last year has resulted in an even deeper commitment to secure and safe systems. Given the severity of these events, the 2025 annual incentive outcomes were adjusted and details are outlined below. Building on our strong succession plans and our long-term vision for Emera’s future, we were pleased to welcome Jared Green to the team in 2025 as Chief Financial Officer. His appointment represents an important step in continuing to strengthen our leadership team and ensuring we have the experience and strategic capability required to support Emera’s continued growth, financial resilience, and execution of our corporate strategy. All aspects of Emera’s compensation programs, including executive compensation, are overseen by the Management Resources and Compensation Committee of the Board (the “Committee” or “MRCC”). In this Circular, we are pleased to provide an overview of our approach to executive compensation, the Board’s assessment of Emera’s 2025 performance and our decisions relating to executive compensation. Emera’s approach to executive compensation is designed to align pay with performance and the creation of long-term shareholder value creation. We do this by ensuring a significant portion of the compensation paid to executives is directly linked to the achievement of corporate objectives and share price performance. This is reflected in the CEO’s 2025 compensation, with 87 per cent considered at-risk and fully linked to corporate performance outcomes. Additionally, our share ownership guidelines require our executives to hold significant equity (or equity equivalents) in Emera. The MRCC carefully and regularly assesses performance measures and targets to ensure they reflect Emera’s values and strategic priorities and recommends changes to the Board as appropriate. The targets must be achieved within the principles of prudent risk management, good corporate governance and compliance with relevant regulations. Guided by these principles, along with input from other members of the Board and independent consultants, the MRCC oversees the establishment of Emera’s performance goals, which are based on Board-approved financial objectives and budgets. The MRCC also assesses Emera’s executive compensation programs, including short- and long-term incentive payouts for the executive team. 2025 Compensation Our compensation philosophy is guided by the median level of compensation paid by our peer group, which is made up of companies of a similar size and scope as Emera. In addition to market competitive data, the Committee considers experience, uniqueness of responsibilities and performance of our Executive Leadership Team, including the Named Executive Officers (“NEOs”), in setting the level of target compensation. At the end of 2024, the Committee reviewed Emera’s compensation Benchmarking Peer Group and refined the group to ensure closer alignment with Emera. The Committee subsequently reviewed benchmarking analyses from both Hugessen Consulting Inc. (“Hugessen”), the Board’s independent compensation advisor, and Mercer (Canada) Limited (“Mercer”), management’s external compensation advisor. This analysis and peer comparator alignment helped inform compensation decisions for 2025. Based on the comparison of Emera’s target compensation to the market and Hugessen’s CEO pay-for-performance analysis, which indicates continued alignment with shareholder outcomes (see Total Shareholder Return and President and CEO Compensation on page 105), the Committee is confident that our NEOs are compensated fairly and in line with our compensation philosophy. The Committee continues to monitor market developments to ensure competitive positioning and our ability to attract and retain the talent and capabilities needed to operate our assets effectively and deliver on our strategy. (1) Adjusted net income is a non-GAAP measure, which does not have a standardized meaning under GAAP. For more information and a reconciliation to the nearest GAAP measure, refer to “Non-GAAP Financial Measures and Ratios” in Emera’s Q4 2025 MD&A. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 73

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Emera’s 2025 Corporate Scorecard was structured to balance financial performance with key strategic and operational priorities. Financial measures represented 70 per cent of the scorecard, highlighting the importance of delivering strong and sustainable results for customers, shareholders, and communities. The remaining 30 per cent of the scorecard was allocated to non financial measures, reinforcing Emera’s commitment to broader organizational objectives. This balanced approach ensures that executives are incentivized not only to meet financial targets but also to advance long term priorities that strengthen Emera’s culture, operations, and overall impact. Recognizing Emera’s performance against objectives established for the 2025 Emera Corporate Scorecard, the Board approved an annual Short-Term Incentive Plan (“STIP”) payout of 121.3 per cent of target for the corporate NEOs. Although an overall performance result of 151.3 per cent was achieved on the balanced scorecard, results were adjusted to reflect the serious incidents referenced above. The Safety component was adjusted from 20 per cent to 0 per cent for corporate NEOs in accordance with the scorecard’s adjustment guidelines given the fatality at Tampa Electric. Furthermore, management recommended, and the Committee agreed, to apply a 10 per cent reduction to the scorecard result for Emera Inc. Vice Presidents (“VP”) and above to reflect the severity of the cyber security incident at NSP. A full description of the 2025 Scorecard metrics and results is provided in 2025 Short-Term Incentive Results on page 89. Our 2025 Long-Term Incentive Program (“LTIP”), which consisted of performance share units (“PSUs”), restricted share units (“RSUs”) and stock options, is also closely aligned with our performance objectives. PSUs are linked to performance metrics that are measured over a three-year period. The 2023 PSU grant, which had a performance period from January 1, 2023 to December 31, 2025, measured Emera’s growth in adjusted earnings per share for compensation purposes (“compensation EPS”(1)) and Emera’s total shareholder return (“TSR”) relative to a custom Canadian peer group. Compensation EPS growth exceeded target and Emera’s TSR performance fell slightly below target level, which resulted in a performance factor of 141.0 per cent, a marked increase compared to our five-year average performance factor of 95 per cent. A full description of the 2023 PSU grant result is provided on page 99. The Committee also conducted its annual assessment with a third-party advisor to identify potential risks associated with Emera’s compensation design and policies. The assessment concluded that there are no material risks associated with Emera’s compensation programs and the Company has an appropriate system of checks and balances to mitigate the level of risk undertaken by management. Based on Emera’s performance in 2025 and the impact of that performance on the compensation paid to our executives, we remain confident that our incentive plans and resulting payouts are closely aligned with the interests of our shareholders. Shareholder Feedback At our 2025 Annual Meeting, we held our annual “Say on Pay” advisory vote for shareholders to indicate whether they agree with Emera’s compensation practices and policies. We are pleased that shareholders voted 95.9 per cent in favour of our approach to executive compensation. At this year’s Annual Meeting, we will again be presenting a “Say on Pay” non-binding advisory resolution. As part of our continued commitment to shareholder engagement, it is important for us to receive direct feedback from our shareholders and to have constructive dialogue about our compensation decisions and other governance matters. We encourage you to read the compensation discussion and analysis before you vote your shares. Please find the details on how to contact the Chair of the Committee or the Chair of the Board at the address listed on page 56. 3.2 Compensation Discussion and Analysis Named Executive Officers for 2025 The NEOs disclosed in this Compensation Discussion and Analysis include the President and Chief Executive Officer (“CEO”), the Former Chief Financial Officer (“CFO”), our new CFO, and the next three highest-compensated executive officers of the Company or its subsidiaries, as defined by Canadian securities legislation. (1) Compensation EPS is a non-GAAP measure and does not have standardized meaning under United States Generally Accepted Accounting Principles (“USGAAP” or “GAAP”). A reconciliation of this non-GAAP measure to the nearest GAAP measure is discussed on page 91. 74 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Scott C. Balfour President and CEO, Emera Inc. Mr. Balfour became President and CEO of Emera in 2018, after joining as CFO in 2012 and COO in 2016. He played a key role in the $10.4B acquisition of TECO Energy in 2016. Since assuming the CEO position, Emera’s TSR has grown at an annualized rate of 12.1%, which compares favorably to our closest peer and both Canadian and US sector benchmarks.(1) Under his leadership, Emera focuses on providing reliable, affordable and cleaner energy. Mr. Balfour was named CEO of the Year in 2021 by Atlantic Business Magazine. Prior to Emera, he led Aecon Group’s growth from $60 million to $2.8 billion. He serves as a director of several Emera companies, including Tampa Electric, and is a board member of the Edison Electric Institute and the Business Council of Canada. He holds a BBA from Wilfrid Laurier University and an MBA from the University of Western Ontario. Greg Blunden Former CFO, Emera Inc. (CFO until December 1, 2025) Mr. Blunden became CFO of Emera Inc. in March 2016. Since joining Emera in 2000, he has held various leadership roles at Emera, Emera Maine and Nova Scotia Power, with expertise in finance, business development, utility operations and regulatory policy. He previously served as Vice President of Corporate Strategy & Planning at Emera and EVP at Nova Scotia Power. Mr. Blunden is a Mount Allison University graduate and a Fellow Chartered Professional Accountant (FCPA), awarded in 2019. On December 1, 2025, Mr. Blunden stepped down as the Emera CFO, following the announcement of a CFO transition plan. Mr. Blunden has taken on the new role of Executive Vice President, Finance, Emera USA, assuming Finance leadership and responsibility for both Tampa Electric and Peoples Gas. Jared Green CFO, Emera Inc. (Appointed CFO on December 1, 2025) Mr. Green serves as the Chief Financial Officer of Emera Inc., having been appointed to the role in December 2025. In this capacity, he leads the company’s Finance, Investor Relations, Treasury, Tax, and Commercial Investments functions. Before joining Emera, Mr. Green was the President and Chief Executive Officer of TriSummit Utilities (formerly AltaGas Canada), where he led the regulated natural gas utility and renewable power company. Mr. Green’s deep expertise in the regulated utility sector and long-standing experience in senior financial and operational roles is an asset to Emera. Mr. Green holds degrees from the University of Calgary and the University of Saskatchewan, is a Chartered Professional Accountant (CA) and has an ICD.D designation. (1) Measured from March 29, 2018 to December 31, 2025. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 75

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Archie Collins President and Chief Executive Officer, Tampa Electric Mr. Collins became President and CEO of Tampa Electric in May 2021. He started his career in 1990 with Nova Scotia Power and has held senior roles at Nova Scotia Power, Emera Energy, Emera Caribbean, and Tampa Electric. He is a chemical engineer with degrees from St. Francis Xavier University and Dalhousie University. Mr. Collins serves on several boards, including the Florida Chamber of Commerce, Florida State Fair, Tampa Bay Economic Development Committee (serves as chair), and the Association of Edison Illuminating Companies. He is a member of the Florida Council of 100. In 2025, Mr. Collins assumed responsibility for Emera-wide Safety. Karen Hutt Chief Strategy and Growth Officer, Emera Inc. Ms. Hutt joined Emera in 2001 and has most recently led Emera’s business development and strategy, assuming these duties after serving as President and CEO of Nova Scotia Power (2016 2019) and VP of Mergers and Acquisitions, where she helped execute the TECO Energy deal. Ms. Hutt has also been an Executive VP at Emera Energy and President of Northeast Wind. Active in the community, she serves on the Acadia Board of Governors and has held leadership roles at the IWK Health Centre and Junior Achievement of Nova Scotia. She holds degrees from Acadia University and Mount Saint Vincent University and an ICD.D designation. In 2026, Ms. Hutt assumed the title and duties of Executive Vice President (“EVP”), Corporate Development and will become CEO, Emera Energy on July 1, 2026. Helen Wesley President and CEO, Peoples Gas Ms. Wesley joined Emera in 2020 as Chief Operating Officer of Peoples Gas Company and assumed the role of President and CEO in 2021. She has held senior operational and strategic roles across regulated and unregulated utilities and energy and chemicals companies. Prior to joining Peoples Gas, Ms. Wesley served as Chief Financial Officer and Executive Vice President of Finance and Information Technology at ENMAX Corporation. She also spent nine years as a director with a global public midstream gas processing company. Ms. Wesley holds an MBA in international business from Bentley College, is a Chartered Financial Analyst, and holds the ICD.D designation. In 2025, Ms. Wesley assumed responsibility for Emera-wide Enterprise Risk. 76 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Compensation Principles Emera’s approach to executive compensation is designed to achieve results, drive growth and deliver value to customers and shareholders. We are committed to the following key principles: Align executives’ financial interests with Pay competitively with Emera’s strategic goals and the interests our North American peers of shareholders, customers, and stakeholders Reward Emera’s executives for Balance short- and long-term incentive plans sustained growth in shareholder value and that reflect our pay-for-performance philosophy advancing our strategic objectives Manage risk through good governance Pay-for-Performance Philosophy A core principle of Emera’s executive compensation philosophy is that a significant portion of executive compensation is at risk and linked to share price performance and the achievement of performance objectives that measure whether shareholders are receiving appropriate return for their investment. The at-risk components include both short- and long-term incentives, which establish measurable financial, organizational, environmental, safety, people, and cybersecurity measures that, if achieved, add value to the Company. The incentive compensation plans are structured to reward higher payments for exceptional performance and lower payments, and potentially no payment, if target performance is not met. Emera must reach a minimum performance threshold to make any payment toward a specific objective; otherwise, no payment will be made. The performance of the President and CEO is evaluated by the Board Chair, in collaboration with the MRCC and the full Board. The President and CEO assesses the performance of other executives against set objectives and provides a recommendation to the MRCC, which then discusses the evaluations with the Board of Directors for final approval. Generally, the at-risk compensation component of total compensation increases in conjunction with the individual executive’s level of responsibility. The Company considers many factors when developing the incentive plans, including current compensation trends, plan costs (including maximum payout values), expected value to be delivered to participants and analysis of threshold, target and stretch payouts. Both short- and long-term incentive plans are modelled using historical and prospective performance scenarios. This stress testing provides the MRCC and the Board with reasonable assurance that the plan payouts will be appropriately aligned with shareholder and Company objectives. The Company conducts analyses every year to determine how actual payouts compare to expected payouts and whether the plan components and design remain appropriate or require any changes. The MRCC and Board reserve the right to exercise discretion in adjusting compensation payouts up or down to align with Company results, which may include refraining from paying out any amounts under the incentive compensation plans where circumstances warrant. In 2025, the Committee exercised their discretion to reduce the overall balanced scorecard outcome due to the cyber security event. The MRCC has previously approved a set of guiding principles to govern when discretion is applied to ensure consistency and fairness when adjustments are made to incentive compensation. These guidelines are detailed on page 91. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 77

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Market Competitiveness

Emera benchmarks executive compensation to ensure the Company pays competitively in the markets where it operates and to attract and retain high-quality talent. Emera's executive compensation program is designed to generally provide total target compensation at the median of compensation paid by comparable companies whose operations are of a similar size and scope as Emera. Pay positioning, in some specific cases, may be above or below the median based on experience, uniqueness of responsibilities, performance, succession planning, tenure, and affordability. Total target compensation for senior management, including the NEOs, is comprised of base salary, target short-term incentives and target long-term incentives linked to creating shareholder value.

Compensation Program

Emera's compensation program includes the following components:

Annual	Annual Base Salary (Page 88)	Salaries are benchmarked against companies of similar size, scope, geography as Emera or the respective affiliate and are set to reflect the degree of special skills and knowledge required now and in the future for the position and the performance and contribution of the individual.
	Annual Short-term Incentive (Page 88)	Short-term incentive objectives are set forth in scorecards and consist of key annual objectives linked to the Company's corporate strategy. These scorecards establish measurable financial, organizational, environmental, people and governance objectives including safety and cyber security that, if achieved, add value to the Company.
Long-term	PSUs (Page 97)	An equity-based incentive tied to performance criteria measured over a three-year period. PSUs vest at the end of the three-year performance period and pay out in cash, with payment contingent on meeting the performance targets.
	RSUs (Page 100)	An equity-based incentive that creates further alignment with the shareholder experience. RSUs vest at the end of the three-year vesting period and pay out in cash.
	Stock Options (Page 100)	Stock options encourage performance with a long-term focus, driving shareholder value.
Other Benefits	Pension Plan (Page 110)	The Pension Plan consists of either defined benefit or defined contribution components and a supplemental employee retirement plan, all of which are governed by a pension oversight governance framework.
	Employee Common Share Purchase Plan (ECSPP) (Page 113)	The ECSPP encourages share ownership and further links our employees to the success of the Company.
	Perquisites (Page 103)	The Company offers market competitive non-compensation components such as allowances and an annual executive medical evaluation.

Management Resources and Compensation Committee

The Board has assigned responsibility to the MRCC to review, recommend and oversee the determination of the compensation for Emera's executive officers and the administration of all the Company's executive compensation plans and programs, including short- and long-term incentives.

Effective February 20, 2026, the current members of the MRCC are:

- Henry E. Demone (Committee Chair)
- James V. Bertram
- Isabelle Courville
- Paula Y. Gold-Williams
- Brian J. Porter
- Jochen E. Tilk

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Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices All members of the MRCC are independent Directors. Each member of the MRCC has experience with human resources issues and compensation matters. More detailed information on each member’s qualifications and experience is contained in the section entitled Director Nominees earlier in this Circular. The MRCC considers best practices in determining and monitoring executive compensation as discussed in this Circular. We are guided by the following key practices, which we believe promote good governance and serve the interests of our shareholders. Align the Company’s compensation programs with its strategy, using performance metrics that support short- and long-term goals. Align executive pay with shareholders’ interests by having a significant component at risk, tied to both short- and long-term performance. Provide a significant portion of compensation through long-term incentives for the majority of the senior executives and for other employees whose actions may have a material impact on the Company’s risk profile to discourage the taking of short-term or excessive risks. Do not provide for the payment of dividends on unvested share awards. Conduct pay equity analyses to help ensure the Company’s hiring and pay practices promote equity. Convert US dollars (“USD”) earnings to Canadian dollars (“CAD”) using a budgeted exchange rate to prevent foreign exchange fluctuations from impacting performance measurement against targets. Monitor the ratio of the Company’s CEO total compensation to the median employees’ total compensation. Disclose a lookback table showing how much the President and CEO has received in compensation over the past five years. Perform an annual risk assessment to identify risks associated with our pay structure. Retain an independent compensation advisor for the MRCC that does not provide any services directly to management. Permit payout reductions or withholdings and performance thresholds in short-term and equity-based incentives for underperforming results, at the MRCC and Board’s discretion. Provide shareholders with the opportunity to vote on a “Say on Pay” resolution at the Company’s Annual Meeting. Use double-trigger change of control agreements. Apply anti-hedging and anti-monetizing policies to directors and officers. Test compensation awards for appropriate alignment between pay and performance under several different outcome scenarios. Annually review the ongoing appropriateness of the Company’s comparator group for compensation benchmarking purposes. Do not compensate Emera’s executives for holding Board seats at operating or subsidiary companies. Prohibit the repricing or backdating of stock options. Have significant share ownership requirements for NEOs. Impose a one-year post-retirement hold period and count only vested DSUs and shares held by the executive toward share ownership requirements. Have a pension oversight governance framework in place for pension benefits. Have a clawback policy that requires the Company to recoup short- and long-term incentive payments made to current or former senior executives under the following circumstances: (a) if an accounting restatement occurs due to material non-compliance with financial reporting requirements under applicable securities laws, the Company will recover any incentive-based compensation that exceeds the amount that would have been paid based on the restated results, regardless of whether misconduct contributed to the restatement; or (b) if the executive commits a serious breach of the Company’s Code of Conduct. Provide guidance and oversee the Company’s extensive succession planning program. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 79

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices MRCC Governance The MRCC is responsible for reviewing the alignment of Emera’s compensation programs, including incentive pay programs, with Emera’s strategic plans, performance and risk management principles. The Committee reviews, and recommends to the Board of Directors, compensation policies and processes, any new incentive plan and the equity compensation plans and any changes to the plans. The Committee conducts annual reviews of compensation for the President and CEO and senior management, and recommends related policies, processes and incentive plan changes to the Board. The Board Chair meets individually and collectively with Directors to assess the President and CEO’s performance and provides feedback to the MRCC, while progress toward annual objectives is reviewed with the Committee at each Board meeting. Risk Management and Compensation The MRCC evaluates program design to identify any elements that could create conflicts of interest or encourage unnecessary or excessive risk taking. The Committee also conducts regular reviews with independent compensation advisors to ensure the programs remain aligned with shareholder and stakeholder interests, comply with regulatory requirements, and reflect sound principles of governance and risk management. The MRCC retains an independent compensation advisor that does not provide any services directly to management. The Company has a pay-for-performance philosophy and the mix of short- and long-term programs assists in mitigating excessive risk-taking. Vesting requirements, stress testing of potential payouts, clawback provisions, an anti-hedging policy and share ownership requirements are part of the Company’s overall plan design to mitigate risk. For more information, please see the Executive Share Ownership Requirements and Anti-Hedging Policy section on page 103. The Company’s compensation governance structure involves the Board, the MRCC, the MRCC’s external compensation advisor, management and management’s external compensation advisors. All members of the MRCC have the necessary background and expertise in human resources issues and compensation matters to fulfil their obligations to the Board and to shareholders. Our Board amended Emera’s clawback policy, effective April 23, 2025, in compliance with the listing standards of the New York Stock Exchange (“NYSE”). The policy mandates that in the event of an accounting restatement due to material non-compliance with financial reporting requirements under securities laws, the Company will recover any incentive-based compensation in excess of what would have been received by current or former executive officers based on the restated results, regardless of whether any misconduct contributed to the accounting restatement. The Company has not had to claw back any compensation pursuant to this policy. In 2025, management engaged Mercer to assist in the annual compensation risk assessment, which confirmed that Emera’s compensation practices align with market best practices and pose no material risks. The MRCC found that compensation is well-balanced, with appropriate checks in place to mitigate risks, such as performance-based incentives, share ownership requirements and clawback policies. Additionally, the use of multiple performance measures, capped payouts and retention-focused vesting conditions help align executive interests with those of shareholders. Based on these findings, the MRCC concluded that Emera’s compensation programs effectively manage risk and will continue to review their alignment with shareholder interests. 80 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Succession Planning and Leadership Development At Emera, succession planning is a dynamic, ongoing process of identifying, assessing and developing leadership competencies and business skills. We are committed to ensuring that Emera has the talent and capacity to meet future strategic objectives and to replenish critical organizational roles as required. The MRCC supports the Board in succession planning for the President and CEO and oversees senior management succession across Emera and its subsidiaries, with the Board approving all officer appointments. Each year, management and the MRCC review detailed succession and development plans, including potential candidates for CEO and senior leadership roles. The Committee assesses talent across all operating companies to leverage Emera’s full leadership pool. The Board receives progress updates from the CEO on a regular basis, and the Chair holds annual one-on-one discussions with each Board member. External candidates are also considered for executive positions. The succession planning process includes the identification of successors for all executive roles on a temporary or urgent basis in the event of an unexpected vacancy. This helps to ensure that any impact on the Company’s operations is minimized until such time that a permanent successor is in place. Emera is committed to developing leaders at all levels and has a comprehensive annual assessment process and framework to coordinate leadership development across the Company. This assessment process identifies areas of development for individuals and the leadership team related to core leadership capabilities. Personal development plans and overall Company leadership development programs are in place for both existing and potential leaders. The Company focuses on ensuring challenging work assignments are offered, secondments to operating companies are made where appropriate, regular leadership development training occurs and mentors are assigned, where beneficial. Emera will continue these focused efforts to build leadership capacity throughout the organization in support of its long-term growth strategy. Compensation Advisors The MRCC retains the services of independent compensation advisors to assist in discharging its duties, including determining the compensation payable to the President and CEO and other senior officers. Since 2007, the MRCC has engaged Hugessen as its principal advisor to provide independent advice, compensation analysis and other information for compensation recommendations. Hugessen provides advice on the competitiveness and appropriateness of compensation practices and comparator groups for Emera. In addition, Hugessen advises the MRCC on policy recommendations made by management and reviews and provides commentary on the Company’s Statement of Executive Compensation. As independent advisors to the MRCC, Hugessen does not provide any professional services to management. The MRCC: Annually reviews the advisor’s independence, performance, and fees. With input from Company management and the advisor, annually, or as needed, determines the specific work the advisor is to undertake and the fees associated with this work. Prior to undertaking any work, ensures the advisor provides an outline of the scope of work and related fees, and the MRCC Chair must provide written pre-approval. Does not approve any work that, in its view, could compromise the advisor’s independence in serving the MRCC. In addition to the MRCC’s compensation advisor, management engaged the services of Mercer and TELUS Health in 2025 to assist in executive compensation matters. In making its decisions on the compensation program, the MRCC reviews information and recommendations provided by Hugessen, Mercer and TELUS Health, but all decisions remain the responsibility of the MRCC and the Board. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 81

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

The table below summarizes the fees paid to all external compensation advisors in 2024 and 2025.

	2025		2024	
	Executive Compensation-Related Fees ($)	**All Other Fees ($)**	**Executive Compensation-Related Fees ($)**	**All Other Fees ($)**
Hugessen Consulting Inc.	**274,378**	**Nil**	273,202	Nil
TELUS Health[1]	**Nil**	**125,787**	Nil	98,974
Mercer (Canada) Limited[2]	**19,207**	**268,929**	3,468	137,754

(1) TELUS Health provides actuarial services for the Company's registered and supplemental pension plans and provides support to management with the drafting of the *Pension Plan Benefits* section of this circular as well as the Black-Scholes calculation used to value stock options granted under the Stock Option Plan.

(2) Mercer (Canada) Limited was retained by the Nominating and Corporate Governance Committee in 2025 and 2024 to review Directors' compensation; the fees for that review are included in the amounts shown.

Compensation Process

Benchmarking Data

The MRCC is responsible for annually reviewing the composition and use of comparator groups to assist in determining the compensation recommendations for the Company's senior officers, including the President and CEO and other NEOs. The recommendations are then brought to the Board for approval. The MRCC undertakes periodic reviews of compensation design and total compensation opportunities for the senior management team, which helps ensure the programs are current and that they are fair comparisons for particular roles, recognizing varying responsibility and scope of executive positions within Emera and its operating companies.

Emera management engages the services of Mercer to compile market information on senior management compensation relating to base salary and short- and long-term incentives. The MRCC also uses its independent compensation advisor, Hugessen, to assist in providing benchmarking data and advice when setting executive compensation levels and making changes to the Company's compensation programs.

A complete benchmarking review takes place annually, and the scope of services includes competitive market studies of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators. A review of the Company's benchmarking peer group was completed at the end of 2024, resulting in further refinements that removed companies that were either too large (Canadian Pacific Kansas City Ltd., Rogers Communications Inc., Sempra), too small (Keyera Corp., Northland Power Inc., Black Hills Corp.), or no longer relevant due to atypical pay practices (Hydro One Ltd., Restaurant Brands International Limited Partnership).

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The Company's comparator group for senior executives consists of two subgroups: (1) a Canadian group of companies in the Canadian energy, utility and general industry sectors; and (2) a United States ("US") group of US energy and utility companies. It consists of the following companies:

Benchmarking Peer Group Mix



- **27%** Canadian Energy & Utility Industry
- **19%** Canadian General Industry
- **54%** US Energy & Utility Industry

Canadian comparators

Energy & Utility Industry
Algonquin Power & Utilities Corp.
AltaGas Ltd.
ATCO Ltd.
Fortis Inc.
Pembina Pipeline Corp.
TC Energy Corp.
TransAlta Corp.

General Industry
Air Canada
Canadian Tire Corp. Ltd.
Loblaw Companies Ltd.
Nutrien Ltd.
TELUS Corp.

US comparators

Energy & Utility Industry
Alliant Energy Corp.
Ameren Corp.
Atmos Energy Corp.
Avangrid Inc.[1]
CenterPoint Energy, Inc.
CMS Energy Corp.
DTE Energy Company
Evergy, Inc.
Eversource Energy
NiSource Inc.
OGE Energy Corp.
Pinnacle West Capital Corp.
UGI Corp.
WEC Energy Group, Inc.

(1) Avangrid was retained within the peer group used for setting the 2025 compensation levels but has since been removed following its privatization.

The inclusion of US companies reflects that approximately 76 per cent of Emera's assets are US-based and approximately 70 per cent of Emera's revenues came from US operations in 2025. It also recognizes the talent market for the executive team and that most of Emera's executives have significant oversight over US operations. While the benchmarking group assists in determining the appropriate compensation ranges for base salaries, target short-term incentives and target long-term incentives for the senior executive team, the Committee does not believe in a "one size fits all" approach and looks at the circumstances of each executive when determining whether to benchmark using the full comparator group or whether a different approach is warranted. The Committee considers the corporate and geographical scope of each executive's responsibilities when setting benchmark comparator groups. When benchmarking executives who are paid in Canadian dollars against roles that are paid in US dollars, the Company uses the five-year average exchange rate between Canada and the US to smooth out the impact of currency fluctuations.

The following chart shows where Emera was positioned compared to the companies in both the Canadian and the US comparator groups based on selected key financial metrics – market capitalization, total enterprise value, assets, revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA").

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Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Emera vs. Pay Benchmarking Comparator Groups 70,000 65,000 60,000 55,000 50,000 CAD 45,000 65% 40,000 51% 39% Millions 35,000 $ 25% 30,000 25,000 20,000 15,000 48% 19% 10,000 27% 46% 10% 5,000 0 24% Market Total Total Total EBITDA(2) Market Total Total Total EBITDA(2) Cap(1) Enterprise Assets(2) Revenue(2) Cap(1) Enterprise Assets(2) Revenue(2) Value(1) Value(1) Canadian Peer Group US Peer Group 75th Percentile 50th Percentile Pay Benchmarking Comparator Group 25th Percentile Emera (percentile positioning shown above) (1) As at date of analysis, February 19, 2025. (2) Last twelve months at December 31, 2024. Note: The above table was prepared by Hugessen Consulting Inc. using data from S&P Capital IQ. Avangrid was privatized on December 23, 2024, and as such has been excluded from the analysis above. However, compensation data for the company was available for 2024, and was included in the analysis which supported 2025 compensation decision-making for Emera. In addition to using publicly disclosed compensation data from the companies in the comparator group, for additional rigour, the MRCC also considers executive compensation data from energy and services companies with similar revenues to Emera in Mercer’s Total Compensation Survey for the Energy Sector. In some cases, the MRCC may consider executive compensation data from general industry companies of similar size to Emera in Mercer’s Benchmark Database Survey. The details of the 2025 compensation decisions for each NEO is provided in the next section. 84 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

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Annual Compensation Review Process

Establish Compensation Ranges	Performance Assessment by the President and CEO	Recommendation for Target Compensation	Board Evaluation of President and CEO	MRCC Recommendations
Each executive position has a range for base salary, target short-term incentive and target long-term incentive established annually by using benchmarking data and other information on industry trends for similar positions in terms of scope and responsibility.	The President and CEO conducts an annual performance assessment of each executive leader, including the NEOs. The performance assessments help shape the recommendations for annual salary adjustments.	Based on the performance assessments and benchmarking data, the President and CEO recommends the total target compensation for each senior leader, excluding themselves, to the MRCC for review and approval.	The Board conducts an annual performance assessment of the President and CEO. In consultation with Hugessen, the MRCC reviews benchmarking data and industry trends for positions similar in scope to that of the President and CEO.	The MRCC makes recommendations for total target compensation for the senior management team, including the President and CEO and other NEOs, to the Board of Directors.

As part of the annual compensation review process, the MRCC reviews emerging best practices and risk considerations.

2025 Compensation Decisions

At the end of 2024, both the Committee's compensation advisor, Hugessen, and management's compensation advisor, Mercer, provided the results of their benchmarking reviews, which assisted in setting the compensation levels for the NEOs for 2025 as described below. All NEOs are paid in CAD.

Scott Balfour

President and CEO, Emera Inc.

	2025 Compensation Mix	2024 Compensation Mix	Year-Over-Year Change
Base Salary	**$1,261,000**	$1,189,650	6%
STIP Target	**125%**	100%	25%
LTIP Target	**530%**	515%	3%
Total Direct Compensation	**$9,520,550**	**$8,505,998**	**12%**

2025 At-Risk Compensation

Base Salary	STIP	PSUs	RSUs	Stock Options
13.2%	16.6%	35.1%	17.5%	17.5%

87% pay at-risk

Mr. Balfour received a 6 per cent increase to base salary, bringing his 2025 total target compensation to $9.5 million. Consistent with the Company's pay-for-performance philosophy, his STIP target was raised to 125 per cent and his LTIP target increased to 530 per cent. As a result, 87 per cent of Mr. Balfour's total compensation is at-risk, further strengthening the alignment between his pay, the achievement of key strategic objectives, and long-term shareholder value.

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Greg Blunden

Former CFO, Emera Inc.

	2025 Compensation Mix	2024 Compensation Mix	Year-Over-Year Change
Base Salary	**$695,250**	$675,000	3%
STIP Target	**80%**	80%	0%
LTIP Target	**220%**	220%	0%
Total Direct Compensation	**$2,781,000**	**$2,700,000**	**3%**

2025 At-Risk Compensation


Base Salary
STIP
PSUs
RSUs
Stock Options
25.0%
20.0%
27.5%
13.8%
13.8%
75% pay at-risk

To reflect Mr. Blunden's position against other CFOs and his continued growth and performance, he received a 3 per cent increase to base salary.

Jared Green

CFO, Emera Inc.

	2025 Compensation Mix	2024 Compensation Mix	Year-Over-Year Change
Base Salary	**$650,000**	-	-
STIP Target	**80%**	-	-
LTIP Target	**180%**	-	-
Total Direct Compensation	**$2,340,000**	**-**	**-**

2025 At-Risk Compensation


Base Salary
STIP
PSUs
RSUs
Stock Options
27.8%
22.2%
25.0%
12.5%
12.5%
72% pay at-risk

Mr. Green joined Emera Inc. in December 2025 and his annual target compensation is reflective of his recent entry into the role.

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Archie Collins

President and Chief Executive Officer, Tampa Electric

	2025 Compensation Mix	2024 Compensation Mix	Year-Over-Year Change
Base Salary	**$660,000**	$625,000	6%
STIP Target	**100%**	80%	25%
LTIP Target	**180%**	170%	6%
Total Direct Compensation	**$2,508,000**	**$2,187,500**	**15%**

2025 At-Risk Compensation


Base Salary
26.3%
STIP
26.3%
PSUs
23.7%
RSUs
11.8%
Stock Options
11.8%
74% pay at-risk

In consideration of Mr. Collins' strong performance and to maintain appropriate positioning within his peer group, his overall compensation was increased by 15 per cent which included an increase to base salary, STIP, and LTIP targets.

Karen Hutt

Chief Strategy and Growth Officer, Emera Inc.

	2025 Compensation Mix	2024 Compensation Mix	Year-Over-Year Change
Base Salary	**$575,000**	$550,000	5%
STIP Target	**80%**	70%	14%
LTIP Target	**200%**	200%	0%
Total Direct Compensation	**$2,185,000**	**$2,035,000**	**7%**

2025 At-Risk Compensation


Base Salary
26.3%
STIP
21.1%
PSUs
26.3%
RSUs
13.2%
Stock Options
13.2%
74% pay at-risk

To maintain Ms. Hutt's relative positioning against market and in recognition of her performance, Ms. Hutt received an overall 7 per cent increase, including an increase to base salary and STIP target.

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Helen Wesley

President and CEO, Peoples Gas

	2025 Compensation Mix	2024 Compensation Mix	Year-Over-Year Change
Base Salary	**$526,500**	$490,000	7%
STIP Target	**100%**	80%	25%
LTIP Target	**180%**	125%	44%
Total Direct Compensation	**$2,000,700**	**$1,494,500**	**34%**

2025 At-Risk Compensation

Base Salary	STIP	PSUs	RSUs	Stock Options
26.3%	26.3%	23.7%	11.8%	11.8%

74% pay at-risk (STIP, PSUs, RSUs, Stock Options)

Based on Ms. Welsey's positioning against market, tenure in role, and ongoing success at Peoples Gas, Ms. Wesley received an overall 34 per cent increase to align her compensation closer to competitive market positioning, mainly attributable to incentive targets

As a result of the changes, the variable or at-risk component of the NEOs' compensation averaged 76 per cent in 2025. The changes made to the compensation of the respective NEOs in 2025 are also reflected in the *NEO Summary Compensation Table*.

Elements of Compensation

Base Salary

While the MRCC focuses on total compensation, base salary remains an important part of the overall compensation package the Company offers its executives. Base salary provides stable and predictable income that reflects the individual's skills, experience and responsibilities of their role.

Short-Term Incentive Plan

The compensation awarded under the STIP links a portion of an executive's compensation to the achievement of predetermined levels of performance in support of corporate and business unit objectives. These objectives are designed to focus on short-term goals (typically on an annual basis) that are intended to deliver value to customers, and contribute to increased shareholder value in the longer term. Emera has adopted the scorecard approach to translate corporate strategies into measurable incentive plan goals. Target payouts under the scorecards are generally set as a percentage of salary and are benchmarked against the median for positions with similar responsibilities in comparator companies.

On the recommendation of the MRCC, the Board of Directors of Emera approves scorecards that set forth corporate objectives and related threshold, target and stretch performance levels to be achieved each year. Operating Company scorecards are developed, reviewed, and approved between the operating company and Emera Inc. boards. Short-term incentive payouts for senior management, including the NEOs, are based on scorecard results with potential payouts ranging from 0 to 200 per cent of target.

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2025 Short-Term Incentive Results

2025 Emera Corporate Scorecard

The scorecard for Emera ("Emera Corporate Scorecard") was developed by management and approved by the Emera Board of Directors, on the recommendation of the MRCC, at the beginning of 2025. It was used to determine the short-term incentive payouts for our corporate-level NEOs, Mr. Balfour, Mr. Blunden, Mr. Green, and Ms. Hutt. The short-term incentive payout for Mr. Collins was based on the Tampa Electric Corporate Scorecard and the short-term incentive payout for Ms. Wesley was based on the Peoples Gas scorecard as discussed below.

The Emera Corporate Scorecard objectives were established on the Company's Business Plan for the year and include threshold, target and stretch performance measures for each objective. To reach target level performance, all threshold and target measures must be achieved, and to reach stretch level performance, all threshold, target and stretch measures must be achieved.

The following shows the elements and results of the Emera Corporate Scorecard for 2025.

Financial Measures[1] – 70% Target Weighting

Compensation Net Income[2] (50% target weighting)


Q4 Final
$1,012M (144.0%)
Threshold (50%)
$807M
Target (100%)
$949M
Stretch (200%)
$1,092M

Payout: **72.0%**

Compensation Cash Flow[2] (20% target weighting)


Q4 Final
$2,168M (96.5%)
Threshold (50%)
$1,759M
Target (100%)
$2,199M
Stretch (200%)
$2,638M

Payout: **19.3%**

Safety, Environment and People – 30% Target Weighting
Safety (10% Target Weighting)

Threshold Measures	Target Measures	Stretch Measures
• Add the Safety Performance Dashboard metrics to Cority and have affiliates report them each month. • Ensure 90% of Emera Inc. employees create and share Personal Safety Plans.	• Keep Employee High Energy Serious Injuries or Fatalities (HSIF) at or below the 5-year average. • Implement the Public Safety Standard according to each affiliate's plan, with no Level 1 findings by year-end. • Ensure 90% of Emera Inc. Senior Management participates in at least one high-risk review or safety engagement every six months.	• Reduce combined employee and contractor HSIF below the 2024 year-end result.

Safety Result: **Forfeited**
Payout: **0%**

Despite achieving all threshold, target, and stretch Safety measures, due to the tragic fatality at Tampa Electric in 2025, the payout result for the Safety category has been reduced from 20 per cent to 0 per cent in accordance with our scorecard guidelines.

(1) Percentage payouts, below or above target for financial measures, are interpolated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).

(2) Adjusted net income attributable to common shareholders for compensation purposes ("compensation net income") and cash flow from operations for compensation purposes ("compensation cash flow") are non-GAAP financial measures and do not have a standardized meaning as prescribed by USGAAP. Calculation of these measures and reconciliation to the nearest GAAP measures are discussed on page 91.

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Environment (10% Target Weighting)

Threshold Measures	Target Measures	Stretch Measures
• Develop a general Emera environmental onboarding program.	• No Significant Environmental Incidents. • 100% completion by year end of operating company 2025 Environment Management System (EMS) Critical Targets related to Climate Adaptation, Scenario Analysis, and Uncontrolled Releases. • Emera operating companies complete all key CO_2 reduction projects on schedule for 2025.	• 25% reduction of Moderate Environmental Incidents (MEI) from the 5-year (2020-2024) average, excluding Mineral Oil Di-Electric Fluid (MODEF) events remediated within 30 days. • 100% completion of all operating company 2025 EMS Critical Targets by year end.

Environment Result: **Stretch**
Payout: **20%**

People (10% Target Weighting)

Threshold Measures	Target Measures	Stretch Measures
• 95% of team members must complete a minimum of three eLearning (or workshop) modules in the Company's Learning Management System to support their development.	• 75% of team members participate in a Wellbeing workshop and apply what they learn by creating a personal action plan to support their overall wellness. • Achieve phishing "test click rate" results of 4% (from 4.5%) or lower at the end of the year (after removing best & worst month results).	• 95% of people leaders to be upskilled by an accredited provider on how to support team members on basic mental health challenges. • Achieve phishing "test click rate" results of 3% or lower at the end of the year (after removing best & worst month results).

People Result: **Reduced to Target**
Payout: **10%**

Despite achieving all threshold, target, and stretch People measures, due to the impact of the cyber incident in 2025, the People measure was reduced by 10 per cent and thus effectively has been held to target for all Emera Inc. Executives.

Total 2025 Emera Corporate Scorecard Result: **121.3 per cent**

The financial targets reflected in the scorecard are linked to per share outcomes but are set at absolute levels to avoid the risk of incentive impacts influencing the timing of financing decisions within the year.

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Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices The compensation cash flow and compensation net income figures that are shown in the Emera corporate scorecard are adjusted for incentive purposes from the Company’s reported figures. The Company considers the following general principles when determining whether it should adjust financial results for incentive plan purposes: The Company adjusts the reported figures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Incentive compensation should be directly linked to the performance of the core business and delivering on the plan of record. Meaningful accounting gains or losses are generally the result of strategically or financially driven transactions in which there has been direct involvement and support of the Board; therefore, the impacts of the transactions should typically be excluded from incentive compensation, except as noted below. The Company does not want its strategically or financially driven decisions to be influenced by compensation impacts. The Company should, however, consider including all or some portion of the gain (positive impact) or loss (negative impact) if such gain or loss appropriately reflects the value creation or value destruction and overall performance of management in the decision or execution of the transaction leading to such gain or loss. Alignment of performance and compensation requires judgement at times. Therefore, the Board reserves the right to adjust incentive payouts in either direction to satisfy itself that there is close alignment between performance and compensation. For the 2025 Financial portion of the Emera Corporate Scorecard, the Board adjusted the Compensation Net Income and Compensation Cash Flow results. Both Financial measures have been adjusted to remove the unbudgeted benefit from the delayed closing of New Mexico Gas Company (“NMGC”). The timing of fuel and storm cost recoveries had significant impacts on the Company’s Compensation Cash Flow metric in the Emera corporate scorecard. These unexpected costs will ultimately be recovered in subsequent years following established regulatory processes and incorporated into respective future budgets and targets. As such, the Board adjusted the 2025 Compensation Cash Flow to neutralize the impact of timing differences between when the fuel and storm costs are incurred and when they will be recovered. The table that follows shows the reconciliation between the reported and adjusted figures used in the Emera Corporate Scorecard. Adjustments in respect of the 2023 PSU grant are disclosed on page 99. Compensation net income reconciliation (in millions $) 2025 Reported net income attributable to common shareholders 1,014 Less: Mark-to-market (“MTM”) gain, after tax(1) (41) Add: Charges related to the pending sale of NMGC, after-tax(2)(3) 72 Less: Adjustments to translate USD earnings to the budgeted foreign exchange rate (23) Less: Earnings impact from sale of NMGC to budget assumptions (10) Compensation net income 1,012 Compensation cash flow reconciliation (in millions $) Reported operating cash flow 1,802 Add: Changes in non-cash working capital 757 Less: Adjustment to translate USD earnings to the budgeted foreign exchange rate (64) Less: Pre-working capital impact from the sale of NMGC to the budgeted assumption (34) Less: Adjustment for extraordinary storm costs recovery from prior years compared to budgeted assumptions (4) (365) Add: Adjustment for extraordinary fuel costs to be recovered in subsequent years compared to budgeted assumptions 72 Compensation cash flow 2,168 (1) Net of income tax expense of $17 million. (2) Represents (i) $71 million non-cash impairment charge, after-tax and $1 million in transaction costs, after-tax for the year ended December 31, 2025. (3) Net of income tax recovery of $5 million for the year ended December 31, 2025. (4) Relates to recovery of Hurricane Helene and Hurricane Milton storm costs not included in the Budget. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 91

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2025 Tampa Electric ("TE") Corporate Scorecard

The scorecard for Tampa Electric Company ("Tampa Electric Corporate Scorecard") was developed by management and approved by the Tampa Electric Company Board of Directors. It was used to determine the short-term incentive payout for Mr. Collins.

Financial Measures[1] – 45% Target Weighting

TE Compensation Net Income[2][3] (40% Target weighting)


Q4 Final
$606.8M (104.5%)
Threshold (50%)
$568.9M
Target (100%)
$605.2M
Stretch (200%)
$641.5M

Payout: 41.80%

TE Compensation Cash Flow[2][3] (5% Target weighting)


Q4 Final
$1,277.1M (81.9%)
Threshold (50%)
$1,192.6M
Target (100%)
$1,325.1M
Stretch (200%)
$1,457.6M

Payout: 4.10%

Safety, People, Customer, Asset Management – 55% Target Weighting Safety (15% Target Weighting)

Measures Included:

- Proactive Incident Reporting Rate (PAIR) >250
- ≥90% of the Operational Performance Coaches complete ≥20 Compliance Checks resulting in onsite coaching and feedback.
- Achieve zero employee HSIF.
- All 2024 Storm Season action items targeted for close by June 30, 2025 are completed by June 30, 2025.
- Achieve zero contractor HSIF.
- 2025 employee Lost Time Injury Rate is >20% better than 2024.
- Number of energized primary wire downs is reduced >5% compared to the 2022-2024 3 year average, and all 2025 EWD (energized wire down) digital use case key milestones are achieved.

Highlights

- All threshold and target measures were achieved.
- Due to an unfortunate fatality of a Tampa Electric team member in Q1 2025, this measure has been forfeited, resulting in a 0% payout.

Safety Result: Forfeited
Payout: 0%

(1) The financial figures for Tampa Electric are shown in USD.

(2) Adjusted Tampa Electric net income for compensation purposes ("TE compensation net income") and Tampa Electric cash flow from operations for compensation purposes ("TE compensation cash flow") are non-GAAP financial measures and do not have a standardized meaning as prescribed by USGAAP. Calculation of these measures and reconciliation to the nearest GAAP measures are discussed on page 94.

(3) Percentage payouts, below or above target for financial measures, are interpolated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).

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People (15% Target Weighting)

Measures Included:

- To promote a learning culture, 80% of team members will complete a minimum of two eLearning modules in the Company's Learning Management System/Corporate education session as agreed to by their leader to support their development.
- By end of Q2 we will create a template for a 90-day onboarding experiences for new team members and new Performance Coaches. This experience will include specific steps to gain company information and priorities. By the end of Q4 we will perform a survey to establish a baseline we can assess future progress against and to gain feedback on the onboarding experience.
- 90% of people managers (who lead non-covered teams) will complete the compensation essentials course and co-facilitate a broader discussion on one total rewards/job architecture topic with the individuals on their teams by the end of Q4.
- Retain >95% of employees rated 4/5 in 2024 (excluding retirements).

Highlights

- All threshold, target and stretch measures have been achieved.

People Result: **Stretch**
Payout: **30%**

Customer (10% target weighting)

Measures Included:

- Achieve ≥73% of Power, Quality and Reliability (PQR) Index.
- Achieve ≥73% of Customer Partnership Index.
- Tampa Electric will develop a resource plan by end of Q3 that supports integration of up to 1500MW of new data center load growth (in addition to the Pace Road opportunity).
- Taking advantage of our learnings from Helene and Milton, develop additional or enhanced SPP programs that improve grid resiliency and file them for FPSC approval in 2025.
- Work closely with customers to maintain bad debt < $10M.
- Decrease the total handle time in our contact center by a minimum of 7% compared to 2024 result.

Highlights

- All threshold, target and stretch measures have been achieved.

Customer Result: **Stretch**
Payout: **20%**

Asset Management (15% Target Weighting)

Measures Included:

- >95% of Tampa Electric employees and contractors (with access to our IT network) will complete all required Cyber Security training.
- The sum total of sustaining plus non-AFUDC growth capital spending is <$700M for 2025.
- Achieve phishing "test click rate" results of <4% for the year (after removing best & worst month results).
- The sum total of sustaining plus non-AFUDC growth capital spending is <$640M for 2025.
- Complete >95% of the 2025 Cyber Security Framework milestones.
- Achieve phishing "test click rate" results of <3% for the year (after removing the best and worst months).
- Enter into a sales, lease or revenue sharing agreement with a party that can utilize the coal & rail infrastructure at Big Bend - and generate total OOR* >$50M in 2025.
- Total O&M spending for 2025 <$395M.
- The sum total of sustaining plus non-AFUDC growth capital spending is <$620M for 2025.

Highlights

- All threshold and target measures were achieved.

Asset Management Result: **Target**
Payout: **15%**

Total 2025 Tampa Electric Scorecard Result: **110.9%**

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TE compensation net income reconciliation (in millions $)	**2025**
Reported net income	**607**

TE compensation net income reconciliation (in millions $)	**2025**
Reported operating cash flow	**1,227**
Add: Adjustment for Fuel Clause under recoveries, net of tax	**50**
TE Compensation cash flow	**1,277**

2025 Peoples Gas Corporate Scorecard

The scorecard for Peoples Gas ("Peoples Gas Corporate Scorecard") was developed by management and approved by the Tampa Electric Company Board of Directors. It was used to determine the short-term incentive payout for Ms. Wesley.

Financial Measures(1) – 40% Target Weighting

Net Income(2) (35% Target weighting)


Q4 Final
$117.5M (101.8%)
Threshold (50%)
$99.5M
Target (100%)
$117.0M
Stretch (200%)
$145.7M

Payout: **35.6%**

Cash Flow(2) (5% Target weighting)


Q4 Final
$256.6M (200.0%)
Threshold (50%)
$188.2M
Target (100%)
$221.4M
Stretch (200%)
$254.6M

Payout: **10.0%**

(1) The financial figures for Peoples Gas are shown in USD.

(2) Percentage payouts, below or above target for financial measures, are interpolated on a scale between each level of performance (50 per cent for threshold, 100 per cent for target and capped at 200 per cent for stretch).

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Safety, People, Customer, Asset Management – 60% Target Weighting Safety (15% Target Weighting)

Measures Included:	Highlights
• Achieve 600 unscheduled compliance checks in 2025 (avg 50/month) and document in Cority. • Achieve zero team member HSIF. • Achieve an avoidable vehicle accident rate less than or equal the 5-year average baseline of 2.30. • Achieve zero contractor HSIF. • Achieve Lost Time Injury (LTI) rate less than or equal to the 5-year average of 0.28.	• All threshold and target and stretch measures were achieved.

Safety Result: Stretch
Payout: 30%

People (15% Target Weighting)

Measures Included:	Highlights
• Achieve 80% Performance Coach training completion rate on compensation philosophy, grades and ranges. • 95% of PGS employees and contractors will complete cyber security training. • Complete new hire onboarding program implementation and rollout by Q4. • Achieve average monthly cyber security phish rate of 4.0% or lower, after removing best and worst months. • Achieve improvements through the implementation of change management programs in Operations and E&C. • Achieve average monthly cyber security phish rate of 3.0% or lower, after removing best and worst months.	• All threshold and target measures have been achieved.

People Result: Target
Payout: 15%

Customer (15% target weighting)

Measures Included:	Highlights
• Complete the customer journey mapping process for scattered residential customers by the end of Q2. • Achieve a 60 min response rate on 95% of emergency calls. • Achieve customer meter-to-cash action item results by the end of Q4. Actions are monthly zero revenue and rate code discrepancies reports and the governance structure required for process oversight. • Achieve scattered residential customers pilot results in the Tampa division with a minimum of 50 customer work orders by end of Q4. • Achieve #1 national ranking in the 2025 JD Power Residential Customer Satisfaction study. • Achieve a 60 min response rate on 98.5% of emergency calls.	• All threshold, target and stretch measures have been achieved.

Customer Result: Stretch
Payout: 30%

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Asset Management (15% Target Weighting)

Measures Included:

- Complete the IRP to LTF link and develop and document capital scenarios by the end of Q3.
- Achieve $10M in incremental value from strategic growth projects (SGPs) by the end of Q4 2025.
- Complete the plan to meet the new 2025 compliance requirements of the PHMSA's Leak Detection and Repair (LDAR) rule by the end of Q4.
- Achieve $20M in incremental value from SGPs by the end of Q4 2025.
- Achieve zero high priority pipeline damages for C4 events with valid locate ticket.

Highlights

- All threshold, target and stretch measures have been achieved.

Asset Management Result: **Stretch**
Payout: **30%**

Total 2025 Peoples Gas Scorecard Result: **150.6%**

Long-Term Incentive Program

In 2025, there were three primary components of long-term incentive compensation for senior management, including the NEOs: the Performance Share Unit Plan (the "PSU Plan"), the Restricted Share Unit Plan (the "RSUs Plan") and the Senior Management Stock Option Plan (the "Stock Option Plan"). The MRCC is responsible for granting PSUs, RSUs and stock options. The 2025 LTIP mix is shown below.

	PSU	RSU	Stock Options
Term	Three years	Three years	10 years
Description	Notional share units with performance criteria	Notional share units	Option to purchase Emera shares at an exercise price determined by the fair market value at the time of the grant
Grant Price	10-day average closing Emera share price before grant date	10-day average closing Emera share price before grant date	Exercise price is the closing share price on the trading day immediately preceding the grant date
Frequency of Grants	Granted annually	Granted annually	Granted annually
Performance Criteria	Earnings per Share Growth (75% weighted) Relative Total Shareholder Return (25% weighted)	No performance criteria	Appreciation of share price from grant date to exercise date
Dividends	Dividends are re-invested on a compounded basis	Dividends are re-invested on a compounded basis	Not eligible for dividends
Vesting	Three-year cliff vesting	Three-year cliff vesting	20% per year over five years, starting on the first anniversary of the grant date
Payout	Paid out in cash after vesting, subject to the achievement of the performance criteria	Paid out in cash after vesting.	Optionee has 10 years from the grant date to exercise vested options

This mix is aligned with market practice and provides for a balance between Company performance and retention, while maintaining the Company's pay-for-performance strategy by closely linking a significant portion of the executive's compensation to that of the shareholder experience.

The number of PSUs, RSUs and stock options granted to senior management is determined after considering competitive benchmarking data and the individual's level of responsibility within the Company. Grants are calculated each year based on each executive's long-term incentive target percentage and base salary and, generally, the grant amount increases with the

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level of responsibility. The values of PSUs, RSUs and stock options increase or decrease over the term of a particular grant based on increases or decreases in Emera's common share price.

The MRCC considers previous grants and looks at a history of total compensation each year before approving any new PSU, RSU or stock option grants for senior management (including the NEOs). This helps to ensure grants remain reasonable in light of market data, the performance of the Company and the performance of the individual.

The table below provides a summary of the 2025 long-term incentive grants awarded to the NEOs.

	Options granted (#)	Options grant value ($)[1]	PSUs granted (#)	PSUs grant value ($)[2]	RSUs granted (#)	RSUs grant value ($)[2]	Total LTIP value ($)
Scott Balfour	293,100	1,670,670	63,193	3,341,646	31,600	1,671,008	6,683,324
Greg Blunden	67,100	382,470	14,462	764,751	7,230	382,322	1,529,543
Jared Green[3]	-	-	-	-	-	-	-
Archie Collins	52,100	296,970	11,233	594,001	5,617	297,027	1,187,998
Karen Hutt	50,400	287,280	10,874	575,017	5,441	287,720	1,150,017
Helen Wesley	41,600	237,120	8,961	473,858	4,477	236,744	947,722

(1) Stock options are granted based on the Black-Scholes methodology. Please see the Senior Management Stock Option Plan section on page 100 for details on the Black-Scholes results and the Company's use of a floor value ratio.

(2) PSU and RSU grant values were calculated using the 50-day average closing share price of an Emera common share for the last 50 trading days of 2024, which was $52.88.

(3) Based on Mr. Green's start date with the Company, he was not eligible to receive 2025 long-term incentive grants.

More details about the PSU Plan, the RSU Plan and the Stock Option Plan are set forth below.

Performance Share Unit Plan

The PSU Plan is designed to retain and incentivize employee participants by allowing senior management and key employees in specific roles to participate in the long-term success of the Company. A PSU is a notional share unit that is based on the value of an Emera common share – the value of a PSU changes directly in correlation to the value of an Emera share. PSUs also earn dividends like Emera shares; when a dividend is paid on Emera's common shares, each participant is allocated additional PSUs based on the dividend paid on an equivalent number of Emera common shares.

Annually, designated senior leaders are awarded PSUs based on a pre-determined target of their base salary and the average 10-trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each PSU grant has a three-year performance period. In addition to being affected by fluctuations in the Emera share price, the value of a PSU is also dependent on the achievement of financial objectives that help measure the increase in shareholder value. The MRCC establishes these financial objectives at the beginning of the performance period. By linking the value of the PSUs to Emera's financial performance over the three-year vesting period, the plan aligns the interests of senior leaders with the interests of Emera's shareholders and helps ensure that payouts are consistent with Company performance and shareholder experience. All PSU grants and payouts must be approved by the MRCC.

At the end of the performance period, a performance factor is applied to the PSU grant based on the achievement of the financial objectives. If the Company fails to meet the performance objectives for a particular PSU grant, the Plan may pay out at less than target or may not pay out any amounts at all. Even if targets are exceeded, the maximum performance factor is 200 per cent.

Accordingly, the amount payable to participants, including NEOs, at the end of the three-year performance period is determined by:

PSU Payout = **Original Grant + Notional Dividends** x **Performance** x **10-Day Closing Share Price**

In 2025, the Committee approved a change to the valuation methodology for outstanding units at the end of the three-year performance period, reducing the average share-price calculation window from a 50-trading-day to a 10-trading-day closing price for Emera common shares. A 10-trading-day average closing share price will also be used to calculate future grants.

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2025 PSU Grant Performance Metrics

The Company's long-term focus continues to be on EPS growth and long-term shareholder value creation. Accordingly, the Company used the following two weighted metrics for the 2025 PSU grant:

- Compensation EPS[(1)] growth, which continues to be a fundamental measure of the increase in profitability of the Company; and
- Relative TSR, a key measure of Emera's relative performance against a Canadian custom peer group.

The Relative TSR metric measures Emera's TSR against the average of the below Canadian custom peer group, which is comprised of close industry peers who Emera competes with for capital. The Committee recognizes that the composition of a suitable peer group is challenging given the limited investor-owned utilities in Canada. In 2025, the peer group was reviewed following Emera's listing on the NYSE, including consideration of potential US peers. The Committee ultimately determined that no changes were required.

Relative Total Shareholder Return Canadian Custom Peer Group

Company name	Industry classification
Fortis Inc.	Electric Utilities
Hydro One Limited	Electric Utilities
Algonquin Power & Utilities Corp.	Multi-Utilities
Canadian Utilities Limited	Multi-Utilities
AltaGas Ltd.	Gas Utilities
Enbridge Inc.	Oil, Gas and Consumable Fuels
TC Energy Corporation	Oil, Gas and Consumable Fuels

The combination of the two metrics effectively measures management's contributions to the creation of long-term value for shareholders.

The performance period for PSUs granted in 2025 is from January 1, 2025 to December 31, 2027 and the table below shows the performance factor levels:

Metrics	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)
Compensation EPS: three-year compound annual growth rate	75%	3%	6%	9%
Relative Total Shareholder Return	25%	Equal to -25% (i.e., 2,500 bps) of Peer Group Average	Equal to Peer Group Average	Greater than or equal to +25% (i.e., 2,500 bps) of Peer Group Average

The threshold, target and stretch levels of performance are consistent with those for previous grants and are calibrated against a combination of the Company's five-year business plan projections, dividend growth rate, actual and forecasted performance levels of peers and overall assessment of the expectations of shareholders.

The performance targets for the PSU awards are used for compensation purposes only and are not suitable for any other purpose. There is no assurance that any performance level will be met. The targets may also constitute forward-looking information. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, any of which are beyond Emera's control, which could cause actual results to differ materially from the performance targets. Please see the cautionary statement in Emera's 2025 Annual Report with respect to risks and assumptions relevant to Emera's determination of performance targets for compensation purposes.

(1) Adjusted EPS for compensation purposes ("Compensation EPS") is a non-GAAP financial measure that does not have a standardized meaning under USGAAP. Calculation of this measure and reconciliation to the nearest GAAP measure is discussed on page 99.

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Performance Share Unit Plan Results

The 2023 PSU grant had a performance period of January 1, 2023 to December 31, 2025 and was subject to two performance metrics:

- Compensation EPS growth weighted at 75 per cent, which is a fundamental measure of the increase in profitability of the Company; and
- Relative TSR weighted at 25 per cent, which measures the Company's performance against a custom peer group comprised of Canadian companies.

The performance factor could range from 0 per cent to 200 per cent and is capped at 200 per cent. If the performance metric results multiplied by the TSR modifier exceed 200 per cent, the performance factor would be capped at 200 per cent.

The threshold, target and stretch levels and results are shown in the table below:

Metrics	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)
Compensation EPS: three-year compound annual growth rate	75%	3%	6%	9%
Relative Total Shareholder Return	25%	Equal to -25% (i.e., 2,500 bps) of Peer Group Average	Equal to Peer Group Average	Greater than or equal to +25% (i.e., 2,500 bps) of Peer Group Average

The results were as follows:

2023 Metric	Weighting	Threshold (50%)	Target (100%)	Stretch (200%)	2022	2025	Actual result	Weighted performance result (rounded)
Compensation EPS	75%	3%	6%	9%	$2.79	$3.49	7.7%	117%
Relative TSR	25%	31.9%	56.9%	81.9%	–	–	53.3%	23%
							Performance Factor:	141%

The Compensation EPS figures shown in the preceding table are adjusted from the Company's reported figures as reconciled below. Like the approach used for determining the corporate balanced scorecard results, and similar to previous PSU grant results, the Company has removed the dilution impact to earnings and related transaction costs due to the strategic sale of Emera's minority interest Labrador-Island Link ("LIL") and a one-time gain from a litigation settlement

EPS (Basic) Reconciliation ($)	2022	2025
EPS (Basic)	3.56	**3.39**
Less: MTM gain, after-tax	(0.66)	**(0.14)**
Add: Charges related to pending sale of NMGC, after-tax	–	**0.24**
Add: Impairment charges, after-tax	0.27	**–**
Add: NSPML unrecoverable costs	0.03	**–**
Adjusted EPS (basis)[1]	3.20	**3.49**
Less: Earnings from LIL	(0.24)	**–**
Less: TECO Guatemala award	(0.17)	**–**
Compensation EPS	2.79	**3.49**

(1) Adjusted EPS (basic) is a non-GAAP financial ratio that does not have standardized meanings under USGAAP. A reconciliation of adjusted net income to reported net income and the resulting calculation of adjusted EPS (basic) for 2022 and 2025 are included in the "Non-GAAP Financial Measures" section of Emera's Management's Discussion and Analysis as at February 23, 2023 and the "Non-GAAP Financial Measures and Ratios" section of Emera's Management's Discussion and Analysis as at February 23, 2026, respectively. These sections are incorporated by reference herein and as filed on the Company website at www.emera.com and on SEDAR+ at www.sedarplus.ca.

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Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices The Committee applied the principles laid out in the 2025 Emera Corporate Balanced Scorecard in determining the adjustments to the reported figures. The resulting overall performance factor applied to the 2023 PSU grant was 141 per cent (or 1.41), based on both Emera’s Compensation EPS growth rate and Relative TSR below target performance. The total payout for all PSU Plan participants in respect of the 2023 PSU grant was approximately $29.5 million. The 10-day average closing share price at the end of 2025 was $67.02 and was used to value outstanding 2023 PSUs. The payout for each participant was 214 per cent of the original grant value, which factors in share price, notional dividend reinvestment and the performance factor. Restricted Share Unit Plan The RSU Plan is designed to achieve more balance between risk and leverage in Emera’s long-term incentive programs, while remaining consistent with our pay-for-performance philosophy. An RSU is a notional share unit that is based on the value of an Emera common share the value of an RSU changes directly in correlation to the value of an Emera share. RSUs also earn dividends similar to Emera shares; when a dividend is paid on Emera’s common shares, each participant is allocated additional RSUs based on the dividend paid on an equivalent number of Emera common shares. Similar to PSUs, designated senior leaders or key employees are awarded RSUs annually based on a pre-determined target of their base salary and the average 10-trading-day Emera common share price immediately preceding the effective grant date (the average is used to smooth out any short-term fluctuations in the share price). Each RSU grant has a three-year vesting period. In 2025, the Committee approved a change to the valuation methodology for outstanding units at the end of the three-year performance period, reducing the average share-price calculation window from a 50-trading-day to a 10-trading-day closing price for Emera common shares. A 10-trading-day average closing share price will also be used to calculate future grants. The calculation is as follows: RSU Payout === Original Grant + Notional Dividends x 10-Day Closing Share Price Restricted Share Unit Plan Results The 2023 RSU grant had a vesting period of January 1, 2023 to December 31, 2025. The total payout for all RSU Plan participants in respect of the 2023 RSU grant was approximately $16.8 million. The 10-day average closing share price at the end of 2025 was $67.02 and was used to value outstanding 2023 RSUs. The payout for each participant was 152 per cent of the original grant value (other than participants whose payouts were prorated due to retirement or leave of absence), which factors in share price and notional dividend reinvestment. Senior Management Stock Option Plan The Board of Directors has delegated the administration of the Stock Option Plan to the MRCC. The MRCC is responsible for approving, based on management’s recommendation, which employees of the Company and companies controlled directly or indirectly by the Company, will be eligible to participate in the Stock Option Plan. Stock options are designed to deliver a percentage of the long-term incentive opportunity for senior management, including the NEOs, and are an important component of competitive executive compensation. Grants are calculated each year based on each executive’s long-term incentive target percentage and base salary and, generally, the grant amount increases with the level of responsibility. The Company considers stock options to be in alignment with long-term shareholder interests and the MRCC continues to review the use of options annually. All NEOs participate in the Stock Option Plan and have received stock options in 2025 as part of their long-term incentive, except for Mr. Green who will receive his first stock option grant in 2026. The Company has historically valued stock options based on the Black-Scholes valuation methodology. However, the Committee adopted a floor value ratio of 10 per cent in 2015, following a review of market practices of valuation methodologies. If the Black-Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. All other factors being equal, the use of a higher value ratio leads to fewer options. The Committee considers the application of a 10 per cent floor to be a prudent step to maintaining stock options as a part of the Long-term Incentive Program, while reflecting prevailing 100 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices market conditions. The exercise price for stock options is the closing price of an Emera common share on the day immediately preceding the effective grant date. Options have a 10-year term and must be exercised before the expiry date and any unexercised options are forfeited upon expiry. If an option is scheduled to expire or be settled during a blackout period or within five business days following the expiry of a blackout period, then, notwithstanding any other provision of the Stock Option Plan, unless the delayed expiration would result in tax penalties, the option will expire ten (10) business days after the trading blackout period is lifted by the Company. For the 2025 stock option grant, the Black-Scholes valuation resulted in a value ratio ranging from 7.4 per cent to 11.1 per cent. The range was dependent on the number of months over which the volatility calculation was measured, from 12 to 120 months. Because the valuation was 8.6 per cent over a 36-month period, the floor value ratio of 10 per cent was applied. Accordingly, the value of each option granted in 2025 was $5.70, which was 10.0 per cent of the closing Emera common share price of $57.00 on February 24, 2025, the trading day immediately preceding the grant date. Stock options vest in 20 per cent increments on the first, second, third, fourth and fifth anniversaries of the grant date. Departure Scenario Details Termination With Cause Vested options must be exercised by the earlier of (1) 6 months from the termination date or (2) the expiry date. or Resignation Unvested options held as of the termination date are forfeited. Early Retirement Vested options remain exercisable until the option expiry date. Unvested options expire. Executive must adhere to non-compete and non-solicit covenants (18 months for option holders and 24 months for CEO, or a shorter period if the MRCC considers it appropriate). Failure to comply with the restrictive covenants results in vested and unvested options expiring as of the date of breach. Normal Retirement Unvested options continue to vest in full and remain exercisable until the expiry date. Executive must adhere to non-compete and non-solicit covenants (18 months for option holders and 24 months for CEO, or a shorter period if the MRCC considers it appropriate). Failure to comply with the restrictive covenants results in vested and unvested options expiring as of the date of breach. Death of Optionee All unvested options immediately vest as of the date of death and remain exercisable by the beneficiary at any time prior to the earlier of (1) the end of the 12-month period following the executive’s death or (2) the expiry of the option. Change of Control If a change of control occurs and an executive is terminated within 24 months of the change of control and for “good reason” (as defined in the plan text and this Circular under Termination and Change of Control Benefits), then unvested options held at the time of termination vest immediately and must be exercised by the earlier of 6 months from the termination date or the expiry date of the option. Continued compliance with the executive’s employment terms is required, including non-compete and non-solicit covenants in favor of the Company. In the event of a change of control, the Board may, without the consent of the option holder: Convert or exchange any outstanding options for rights or other securities of substantially equal value in any entity involved in or resulting from the change of control. Accelerate the vesting of options or terminate options upon or immediately prior to the change of control. Substitute shares of the entity resulting from the change of control for shares of the Company. Terminate options in exchange for cash and/or property equal to the value of the shares underlying the options, less the exercise price, as of the date of the change of control. If the Board determines, in good faith, that the options would have no value upon exercise, the Board may terminate the options without payment. Please see Termination and Change of Control Benefits for the NEOs’ entitlements on departure. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 101

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices The maximum percentage of shares under all security-based compensation arrangements (including the Stock Option Plan and the ECSPP) issuable to insiders of the Company at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares to be optioned to any one person under the Stock Option Plan is 5 per cent of the issued and outstanding shares of the Company at the date of the grant of the option. The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company. Under the Stock Option Plan, options may be granted in respect of authorized and unissued common shares of the Company to a maximum of 14,698,259 shares, or approximately 4.87 per cent of the total issued and outstanding common shares of the Company as of December 31, 2025. Please see the proposed increase to the Stock Option Plan under the heading Amendments to the Senior Management Stock Option Plan on page 103. There have been 9,285,843 common shares issued under the Stock Option Plan since its inception, which represents approximately 3.08 per cent of the total issued and outstanding common shares of the Company as of December 31, 2025, leaving 5,412,416 common shares reserved for issuance under the Stock Option Plan, representing 1.79 per cent of the total issued and outstanding common shares as at December 31, 2025. There are 4,116,481 common shares issuable under actual grants of options, which represent approximately 1.36 per cent of the total issued and outstanding common shares of the Company as of December 31, 2025, and of that amount, 2,327,701 are vested and 1,788,780 are unvested. At the end of 2025, 1,295,935 common shares remained issuable for future grants, representing 0.43 per cent of the total issued and outstanding common shares of the Company as of December 31, 2025. The Board of Directors of the Company may amend or discontinue the Stock Option Plan by resolution at any time and may, without shareholder approval, make amendments such as changes to vesting provisions, changes to the termination provisions (such amendments to not include an extension beyond an options original expiry date) and other minor changes of a housekeeping nature; however, shareholder approval is required for any amendment that: Increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event; Extends eligibility to participate to non-employee Directors; Permits rights under the Stock Option Plan to be transferred other than for normal estate settlement purposes; Permits awards to be granted under the Stock Option Plan other than options; Increases either of the 10 per cent insider participation limits; Reduces the option price of an option except for the purpose of maintaining option value in connection with a change of control or pursuant to the provisions in the Stock Option Plan, which permit equitable adjustments to be made to the option price in connection with a stock dividend, stock split, share reclassification, amalgamation, reorganization, merger or similar event; Results in a cancellation or termination of an Option prior to its expiry date and a subsequent reissuance of an Option or other entitlements to the same Optionee; Permits the expiry of a stock option to be beyond 10 years from its date of grant (except in the case of the automatic extension of the expiry date of an option as a result of the expiry date falling within a blackout period or within five business days of the blackout period being lifted); or Deletes or reduces the range of amendments that require shareholder approval under this paragraph. The table below summarizes certain ratios regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table. 2025 (%) 2024 (%) 2023 (%) Dilution (number of options outstanding, divided by the weighted average total issued 1.38 1.31 1.13 and outstanding common shares for the applicable fiscal year) Burn rate (number of options granted in an applicable fiscal year, divided by the weighted average 0.23 0.27 0.18 total issued and outstanding common shares for the applicable fiscal year) Overhang (shares available for issuance, plus options outstanding, divided by the weighted average 1.81 2.00 2.14 total issued and outstanding common shares for the applicable fiscal year) 102 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices The stock options issued under the Stock Option Plan are non-assignable, though the Plan permits transfers from the estate of a deceased option holder to the ultimate beneficiaries. The option can then be exercised by such beneficiaries. The Company does not provide financial assistance to participants to facilitate the purchase of shares through the Stock Option Plan. Amendments to the Senior Management Stock Option Plan To further align with market practice, the Stock Option Plan has been updated regarding the treatment of stock options upon death. The amendments (1) provide for all unvested stock options outstanding at the date of death to vest immediately, and (2) extend the period for exercising vested options from six months to 12 months following the date of death, unless the option’s original expiry date occurs sooner. This amendment was approved by the Emera Board of Directors on May 15, 2025 and falls within the Board’s authority in accordance with the Stock Option Plan to approve and thus does not require shareholder approval. As outlined in section 1.2 Business of the Meeting, we are proposing, subject to shareholder approval, an increase of 3,500,000 shares to the reserve under the Senior Management Stock Option Plan, representing 1.14 per cent of the total issued and outstanding shares as at March 19, 2026. Furthermore, the Stock Option Plan has been revised to clarify that Shareholder approval is required in both of the following circumstances: (1) any reduction to the Option Price (except where expressly permitted under the Plan, such as in the case of a change of control, stock split, or similar events), and (2) the cancellation and reissuance of an option or any other entitlements. This amendment was approved by the Emera Board of Directors on February 20, 2026 and falls within the Board’s authority in accordance with the Stock Option Plan to approve and thus does not require shareholder approval. Other Executive Benefits The Company provides executives with additional benefits in accordance with the compensation program objectives. As part of their compensation and consistent with market practice, executives, including the NEOs, are eligible to receive an annual perquisite allowance, which is paid in equal bi-weekly cash instalments over the course of the year and is reviewed on an annual basis. In 2025, Mr. Balfour received an annual perquisite allowance of $30,000 and the other NEOs received an annual perquisite allowance of $20,000. The annual perquisite allowance is designed to cover additional benefits, such as: Monthly car allowance plus mileage, as applicable; and Annual wellness allowance. These benefits, including Company paid parking, are considered taxable benefits and are reported in the Summary Compensation Table for the NEOs. Executive Share Ownership Requirements and Anti-Hedging Policy To align the interests of senior management with the interests of shareholders, the Company established share ownership guidelines in 2003 that require designated executives to meet the required ownership level within five years of becoming subject to the guidelines. Mr. Balfour is required to hold shares equal to at least five times (5x) his base salary, and all other NEOs are required to hold shares equal to at least three times (3x) their respective base salaries. Beginning in 2023, RSUs no longer contribute to ownership levels. In consideration of this change, impacted executives were granted an additional two years to obtain their ownership requirement. Applicable NEOs are subject to a one-year post-retirement hold period, which requires the applicable NEOs to maintain a material financial stake in the Company after retirement by holding at least the minimum ownership level of Emera shares for one year after they retire from the Company. This helps maintain a focus on long-term sustainable value and prevents executives from timing their departure to maximize the cash-out value of their equity stake in the Company. Share ownership is calculated based on: (1) the number of Emera shares an executive owns; and (2) the number of DSUs acquired pursuant to the DSU Plan, which are considered share equivalents. PSUs, RSUs and stock options do not count for purposes of the share ownership guidelines. Executives have five years to reach the required ownership level and are required to allocate at least 25 per cent of their short-term incentive payout into DSUs in the first year, and at least 50 per cent every year following, until they meet their target share ownership. If an executive does not meet their ownership target within the required time, the MRCC has the ability to allocate some or all of the executive’s short-term incentive payout to DSUs until the ownership target is met. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 103

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Since the purpose of the share ownership requirements is to strengthen the alignment between the interests of senior management and shareholders, the Company has established a robust policy restricting executives from taking any steps that break or otherwise interfere with that alignment. All executives are subject to the Company's anti-hedging policy, which prohibits them from hedging, pledging, monetizing or otherwise reducing or limiting their economic risk with respect to any Emera securities they hold, directly or indirectly, including DSUs, RSUs, PSUs and stock options. These prohibited transactions include short-selling, options, puts and calls, as well as derivatives such as forward contracts, equity swaps, collars and futures, or entering into limited recourse loans secured by securities of Emera.

The share ownership levels for the NEOs are set out below. The values shown are based on the closing price of Emera's common shares on December 31, 2025 of $67.64 (units have been rounded). The table does not include the DSUs that will be allocated as part of the 2024 short-term incentive payout, as described in *2025 DSU Plan Allocations*.

Name	Required ownership level as a multiple of base salary	Required ownership level ($)	DSUs held (#)	Value of DSUs held ($)	Common shares held (#)	Value of common shares held ($)	Total share and share equivalent ownership ($)	Multiple of base salary[1]	Status of share ownership requirements	Outstanding RSU ($)	Total Value of DSUs, Common Shares and Outstanding RSUs ($)
Scott Balfour	5	6,305,000	184,893	12,506,163	118,404	8,008,847	**20,515,009**	**16.3**	**Met**	**4,633,234**	**25,148,243**
Greg Blunden	3	2,085,750	83,447	5,644,360	3,886	262,877	**5,907,237**	**8.5**	**Met**	**1,092,543**	**6,999,780**
Jared Green	3	1,950,000	7,359	497,792	6,489	438,916	**936,708**	**1.4**	**On Track**	**0**	**936,708**
Archie Collins	3	1,980,000	12,437	841,226	13,644	922,889	**1,764,115**	**2.7**	**On Track**	**813,331**	**2,577,446**
Karen Hutt	3	1,725,000	27,515	1,861,123	3,142	212,542	**2,073,665**	**3.6**	**Met**	**815,438**	**2,889,103**
Helen Wesley	3	1,579,500	24,300	1,643,654	1,438	97,276	**1,740,930**	**3.3**	**Met**	**556,442**	**2,297,372**

(1) Based on executive's respective base salary as of December 31, 2025.

As shown in the above table, Mr. Balfour holds fully vested shares or share equivalents equal to 2.2 times his annual Total Direct Compensation ("TDC"). Four of the six NEOs have met their required ownership levels. Considering the changes to the share ownership calculations to exclude unvested RSUs as their ultimate value is not yet determined, Mr. Collins has been granted a two-year extension to reach his ownership requirement.

While RSUs no longer contribute to required ownership levels, the Committee recognizes that they do continue to provide a significant linkage between senior management and shareholder interests. As such, we have included the value of unvested RSU holdings for the NEOs as of December 31, 2025 in the preceding table. The total value of outstanding DSUs, common shares and outstanding RSUs shown is based on the closing share price of Emera's common shares on December 31, 2025 of $67.64 (units have been rounded).

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3.3 Performance Graph

The following performance graph compares Emera's cumulative TSR (assuming an investment of $100 and reinvestment of dividends) for its common shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index. It also compares TSR to the trend in the company's TDC paid to executive officers as reported in the Summary Compensation Table during the same period.

Cumulative Total Return on $100 Investment – December 31, 2020 to December 31, 2025

Total Shareholder Return


Shareholder Performance ($)
225
200
175
150
125
100
25,000
20,000
15,000
10,000
5,000
0
Total Direct Compensation (in CAD $'000)
12/31/2020 12/31/2021 12/31/2022 12/31/2023 12/31/2024 12/31/2025
TDC ($ thousands)
Emera Inc.
S&P/TSX Capped Utilities Total Return
S&P/TSX Composite Total Return

As at December 31	2020 ($)	2021 ($)	2022 ($)	2023 ($)	2024 ($)	2025 ($)
Emera Inc.	100.00	122.32	104.84	107.48	121.79	**160.68**
S&P/TSX Capped Utilities Total Return	100.00	111.65	99.85	100.04	113.79	**136.21**
S&P/TSX Composite Total Return	100.00	125.09	117.78	131.62	160.12	**210.84**
TDC ($ thousands)	15,608	15,263	15,360	16,639	17,937	**20,941**

Emera's cumulative TSR for the five-year period from December 31, 2020 to December 31, 2025 was 61 per cent, significantly exceeding the 36 per cent return of the S&P/TSX Capped Utilities Index though underperformed the 111 per cent return of the S&P/TSX Composite Index. Emera's TSR increased 32 per cent over the one-year period from 2024 to 2025, consistent with the S&P/TSX Composite Index and outperformed the S&P/TSX Capped Utilities Index, which increased 20 per cent. The above graph also shows total compensation for our NEOs over the past six years, which includes annual base salary, long-term incentive grant value and annual short-term incentive payouts, demonstrating alignment between our TSR and NEO compensation. NEO TDC remained relatively flat from 2020 to 2022, then increased over 2023 through to 2025, in alignment with our TSR.

Total Shareholder Return and President and CEO Compensation

As noted in the *Message from the Management Resources and Compensation Committee to Our Shareholders*, a fundamental principle of Emera's compensation philosophy is to align pay with performance, by linking a significant portion of the compensation the Company pays its executives to the achievement of objectives measuring whether shareholders are experiencing strong value for their investment.

At the end of 2025 the Company undertook its annual analysis of the alignment between the President and CEO's compensation and the experience of shareholders. The analysis reviewed the compensation of the President and CEO over the past five years and compared the results to the shareholder experience, as measured by TSR, over the same periods. The review included both realized pay (which consists of amounts paid out for a particular performance year) and realizable pay (which consists of the value of any outstanding equity-based awards).

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The analysis looked at the shareholders' experience using five different measurement periods, recognizing that shareholders have acquired their shares at different times. Each period had the same end point (December 31, 2025) but started at a different beginning period, from January 1, 2021 to January 1, 2025. The analysis measured the dollar return per $100 of investment over each period as compared to the President and CEO's economic experience, measured by the dollars realized and realizable per $100 of target compensation awarded over the same periods.

The following lookback table shows the results of the review:

	Pay year					
	2021	2022	2023	2024	2025	Average
Target total direct compensation (in CAD '000)[1][2]	7,700	7,865	8,101	9,063	**9,521**	
Total realized/realizable value at Dec. 31, 2025 (in CAD '000)[3]	11,275	7,366	14,761	16,811	**13,107**	
Measurement period	Jan. 1, 2021-Dec. 31, 2025	Jan. 1, 2022-Dec. 31, 2025	Jan. 1, 2023-Dec. 31, 2025	Jan. 1, 2024-Dec. 31, 2025	**Jan. 1, 2025-Dec. 31, 2025**	
Realized/realizable value of $100 target pay awarded to CEO ($)[3]	146	94	182	186	**138**	149
Value of $100 shareholder investment as of Dec. 31, 2025 ($)[4]	161	131	153	149	**132**	145
Difference ($)	15	37	(29)	(37)	**(6)**	(4)

(1) The lookback table shows the compensation of the President and CEO, Scott Balfour, for 2021 through 2025.

(2) Includes salary, short-term incentive at target and the grant value of long-term incentives.

(3) Factors in salary, short-term incentive payout, PSU and RSU payouts, value realized from exercised stock options and the market value of any outstanding PSUs, RSUs and DSUs and in-the-money unexercised stock options as of December 31, 2025.

(4) Represents the cumulative value of a $100 investment in Emera common shares made on the first day of the period indicated, assuming dividends are reinvested.

The analysis concluded that Emera's compensation framework provided appropriate alignment between the President and CEO's compensation and the shareholder experience over the long term. This analysis also assists the MRCC in considering various compensation outcomes when assessing compensation changes for the President and CEO each year.

In keeping with Emera's compensation philosophy, a significant component of NEO compensation consists of long-term incentives (PSUs, RSUs and stock options), which are designed to focus executives on the long-term success of the Company. These long-term incentives are directly affected by changes in Emera's common share price and TSR. This helps create a direct correlation between the shareholder experience and the compensation the Company pays its senior executives.

As described in *Performance Share Unit Plan*, each PSU grant is subject to the achievement of financial objectives and, at the end of the performance period, a performance factor is applied, which is determined based on the extent to which the Company has met those objectives. The performance factors for the PSU Plan, expressed in terms of a percentage, for the past five years were 74 per cent for the period ended in 2021, 140 per cent for the period ended in 2022, 100 per cent for the period ended in 2023, 51.4 per cent for the period ended in 2024, and 141 per cent for the period ended in 2025.

The total annual salary, short-term and long-term incentive payouts earned in 2025 for the six NEOs totaled $22.21 million, which represents 2.19 per cent of the Company's net earnings attributable to common shareholders of $1,014 million. The MRCC is comfortable that the payout totals for 2024 are reasonable based on the Company's performance and demonstrate that the Company's compensation programs are aligned with the interests of our shareholders.

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3.4 NEO Summary Compensation Table

The table below shows the compensation awarded to the Company's NEOs for the last three fiscal years.

Name and principal position	Year	Salary ($)[1]	Share-based awards ($)[2]	Option-based awards ($)[3]	Non-equity incentive plan compensation Annual incentive plans ($)[4]	Pension value ($)	All other compensation ($)[5]	Total compensation ($)
Scott Balfour	**2025**	**1,258,805**	**5,012,654**	**1,670,670**	**1,908,663**	**322,530**	**36,623**	**10,209,944**
President and CEO	2024	1,188,343	4,594,951	1,531,730	1,456,132	329,713	37,806	9,138,675
	2023	1,132,238	4,376,325	1,458,645	1,308,615	261,305	35,656	8,572,784
Greg Blunden	**2025**	**694,627**	**1,147,073**	**382,470**	**674,066**	**113,513**	**36,200**	**3,047,949**
Former CFO	2024	673,731	1,113,716	371,300	660,960	116,550	27,806	2,964,063
	2023	619,538	1,022,765	341,220	572,880	97,795	25,656	2,679,854
Jared Green	**2025**	**35,000**	**500,000**	**-**	**533,964**	**2,100**	**1,738**	**1,072,802**
CFO	2024	-	-	-	-	-	-	-
	2023	-	-	-	-	-	-	-
Archie Collins	**2025**	**658,923**	**891,028**	**296,970**	**730,614**	**135,498**	**382,508**	**3,095,541**
President and CEO,	2024	624,423	796,947	265,550	559,350	194,824	339,737	2,780,831
Tampa Electric Company	2023	598,500	675,093	224,895	520,944	356,511	333,589	2,709,532
Karen Hutt	**2025**	**574,231**	**862,737**	**287,280**	**557,234**	**62,130**	**24,436**	**2,368,048**
Chief Strategy and	2024	549,654	825,032	274,950	471,240	59,777	24,526	2,205,179
Growth Officer	2023	534,423	722,620	240,405	432,548	55,611	22,376	2,007,983
Helen Wesley	**2025**	**525,377**	**710,601**	**237,120**	**791,375**	**46,140**	**361,495**	**2,672,109**
President and CEO,	2024	489,654	459,260	153,220	561,422	42,513	314,775	2,020,844
Peoples Gas	2023	474,192	356,557	118,440	373,032	41,123	350,016	1,713,360

(1) The figure shown represents the actual base earnings paid each year.

(2) The figure shown is the value of PSU and RSU grants as of the effective grant date as well as a special DSU grant for Mr. Green. The grant value of PSUs and RSUs granted in 2025 was based on the average 50-trading-day closing share price up to December 31, 2024 ($52.88). The 50-day share price average is used for PSU and RSU grants to smooth out any short-term fluctuations in share price immediately preceding the grant date. The value of PSUs on payout is subject to the achievement of specific performance objectives over the respective three-year performance period. If those objectives are not met, payouts may be less than the initial value of the grant noted in this column, and if performance objectives are exceeded, payouts may be higher than the amount noted in this column. Mr. Green received a $500,000 DSU grant to recognize awards that were forfeited from his prior employer. The grant value of Mr. Green's DSUs was based on the average 10-trading-day closing share price up to December 1, 2025 ($67.94) and is subject to a three-year cliff vesting schedule.

(3) The grant date value of each stock option granted to the NEOs in 2025 was determined to be equal to 10 per cent of the February 24, 2025 closing share price of $57.00 or $5.70 per option. The Company has adopted a value ratio floor of 10 per cent; if the Black-Scholes methodology leads to a value ratio that is less than 10 per cent, the floor of 10 per cent will apply. For purposes of the Black-Scholes calculation, volatility is measured from 12 to 120 months. Because the Black-Scholes valuation was below 10 per cent when calculated over a 36-month period, using an estimated dividend yield of 5.4 per cent, a risk-free interest rate of 3.29 per cent, and an expected volatility factor of 17.8 per cent, the 10 per cent floor was used. The accounting fair value per option was $6.12, a difference of $0.42, based on the following assumptions: an expected option term of five years, a risk-free interest rate of 2.71 per cent, an expected dividend yield of 5.06 per cent, and an expected volatility factor of 20.90 per cent.

(4) In 2025, all NEOs, except Mr. Collins and Ms. Wesley, participated in the Emera Corporate Scorecard, which had a result of 121.3 per cent. Mr. Collins participated in the Tampa Electric Company scorecard, which had a result of 110.9 per cent and Ms. Wesley participated in the Peoples Gas scorecard, which had a result of 150.6 per cent. The Short-Term Incentive Plans and the 2025 results are described in greater detail in Short-Term Incentive Plan. The figures shown reflect amounts earned in the 2025 performance year and paid in 2026. Mr. Balfour, Mr. Blunden, Mr. Collins and Ms. Hutt elected to receive 50 per cent of their payout in the form of DSUs. Ms. Welsey elected to receive 25 per cent of her payout in the form of DSUs. The figure shown for Mr. Green includes a $500,000 signing cash bonus and a prorated Short-Term Incentive Plan payment for 2025.

(5) All other compensation in 2025 consists of: for Mr. Balfour, a cash perquisite allowance of $30,000 and other taxable benefits, including a $2,667 Company match for participation in the ECSPP; for Mr. Blunden, a cash perquisite allowance of $20,000 and other taxable benefits, including a $4,000 Company match for participation in the ECSPP; for Mr. Green, a cash perquisite allowance of $1,538 and other taxable benefits; Ms. Hutt, a cash perquisite allowance of up to $20,000 and other taxable benefits, including a $480 Company match for participation in the ECSPP. Mr. Collins was required to relocate from Nova Scotia to Tampa, Florida as President and CEO of Tampa Electric. Mr. Collins' amount consists of a cash perquisite allowance of $20,000, a $2,667 Company match for participation in the ECSPP, a housing allowance of $204,163, a cost-of-living allowance of $108,716 and a family travel allowance of $43,478. Ms. Welsey was required to relocate from Alberta to Tampa, Florida as President and CEO of Peoples Gas. Ms. Wesley's amount consists of a cash perquisite allowance of $20,000, a $1,760 Company match for participation in the ECSPP, a housing allowance of $179,189, a cost-of-living allowance of $83,623, a family travel allowance of $38,462, and a foreign service premium allowance of $38,462. Assignment-related allowances are tax protected under the Company's Tax Equalization Policy; Mr. Collins and Ms. Wesley continue to be paid in Canadian dollars ("CAD") and all amounts shown above with respect to Mr. Collins and Ms. Wesley are in CAD.

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Outstanding Share-Based Awards and Option-Based Awards

The following table describes all option-based and share-based awards outstanding as of December 31, 2025 for each NEO:

	Option-based awards[1] (stock options)				Share-based awards (PSUs, RSUs and DSUs)		
Name	Number of securities underlying unexercised option (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)[2]	Number of shares or unit of shares that have not vested (#)[3]	Market or payout value of share-based awards that have not vested ($)[4]	Market or payout value of vested share-based awards that have not been paid out ($)[5]
Scott Balfour	46,300	45.16	14/02/2027	1,040,824	205,490	13,771,952	12,391,553
	175,400	39.93	13/02/2028	4,860,334			
	210,100	46.39	20/02/2029	4,464,625			
	208,300	60.03	19/02/2030	1,585,163			
	269,100	51.12	17/02/2031	4,445,532			
	204,400	58.26	15/02/2032	1,917,272			
	206,900	54.64	26/02/2033	2,689,700			
	325,900	46.97	27/02/2034	6,736,353			
	293,100	57.00	24/02/2035	3,118,584			
Greg Blunden	9,325	45.16	14/02/2027	209,626	48,461	3,247,874	5,592,623
	23,500	39.93	13/02/2028	651,185			
	36,675	46.39	20/02/2029	779,344			
	42,000	60.03	19/02/2030	319,620			
	63,000	51.12	17/02/2031	1,040,760			
	47,600	58.26	15/02/2032	446,488			
	48,400	54.64	26/02/2033	629,200			
	79,000	46.97	27/02/2034	1,632,930			
	67,100	57.00	24/02/2035	713,944			
Jared Green	-	-	-	-	-	-	493,229
Archie Collins	27,000	58.26	15/02/2032	253,260	36,069	2,417,334	833,516
	31,900	54.64	26/02/2033	414,700			
	56,500	46.97	27/02/2034	1,167,855			
	52,100	57.00	24/02/2035	554,344			
Karen Hutt	13,875	39.93	13/02/2028	384,476	36,157	2,423,255	1,844,064
	19,400	46.39	20/02/2029	412,250			
	20,400	60.03	19/02/2030	155,244			
	36,000	51.12	17/02/2031	594,720			
	33,100	58.26	15/02/2032	310,478			
	34,100	54.64	26/02/2033	443,300			
	58,500	46.97	27/02/2034	1,209,195			
	50,400	57.00	24/02/2035	536,256			
Helen Wesley	14,920	58.26	15/02/2032	139,950	24,691	1,654,815	1,628,588
	16,800	54.64	26/02/2033	218,400			
	26,080	46.97	27/02/2034	539,074			
	41,600	57.00	24/02/2035	442,624			

(1) Option-based awards include both vested and unvested options.

(2) The value of all unexercised option-based awards was calculated using a December 31, 2025 closing share price of $67.64.

(3) Unvested share-based awards include PSUs, RSUs and any additional PSUs and RSUs from dividend reinvestment relating to such grants as of December 31, 2025.

(4) The market or payout value of share-based awards was calculated based on an assumed performance factor of 1.0 and the average closing share price for the last 10 trading days of 2025 of $67.02.

(5) These figures represent only vested DSUs (as PSUs and RSUs are paid out upon vesting) and are based on the average closing share price for the last 10 trading days of 2025 of $67.02.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table describes all option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2025 for each NEO:

Name	Option-based awards value vested during 2025 ($)[1]	Share-based awards (PSUs, RSUs, and DSUs) value vested during 2025 ($)[2]	Non-equity incentive plan compensation – value earned during the year ($)[3]
Scott Balfour	1,160,031	8,466,926	1,908,663
Greg Blunden	277,444	1,978,869	674,066
Jared Green	–	–	33,964
Archie Collins	178,942	1,306,083	730,614
Karen Hutt	191,239	1,397,927	557,234
Helen Wesley	99,545	689,699	791,375

(1) Represents the aggregate dollar value that would have been realized if stock options had been exercised on the applicable vesting (eligibility) date in 2025.

(2) The value of PSUs and RSUs vested in 2025 is based on the 2023 PSU and RSU grants, which both had three-year vesting periods from January 1, 2023 to December 31, 2025. The payout is calculated based on the original grant with accumulated dividends, multiplied by the performance factor (only applied to PSUs), multiplied by the average closing share price for the last 10 trading days of 2025 of $67.02. More details on the PSU Plan and results can be found in the section *Performance Share Unit Plan*.

(3) This amount represents the 2025 annual incentive payouts as disclosed in the NEO Summary Compensation Table and includes any amounts that were deferred into DSUs.

Aggregate Option Exercise During 2025 and 2025 Option Values

The following table summarizes the number of common shares, if any, each NEO acquired pursuant to the exercise of stock options in 2025, the aggregate value realized upon exercise and the number of common shares covered by unexercised options under the Stock Option Plan as of December 31, 2025. The aggregate value realized upon exercise is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at year-end is the difference between the exercise price of the options and the fair market value of the common shares on December 31, 2025, which was $67.64.

			Unexercised options at December 31, 2025		Value of unexercised in-the-money options at December 31, 2025	
Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Scott Balfour	112,500	1,986,453	1,179,780	759,720	19,969,992	10,888,395
Greg Blunden	–	–	238,220	178,380	3,846,694	2,576,403
Jared Green	–	–	–	–	–	–
Archie Collins	30,600	423,198	40,260	127,240	551,407	1,838,752
Karen Hutt	20,400	412,294	134,875	130,900	2,152,136	1,893,783
Helen Wesley	22,900	315,013	15,280	84,120	167,653	1,172,394

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Pension Plan Benefits

The Company has adopted a pension governance framework that sets out the structure and processes for overseeing the management and administration of all pension plans sponsored or administered by Emera and its affiliates to ensure that the liabilities associated with such pension plans are being appropriately managed.

The NEOs are members of the Canadian corporate pension plan ("Pension Plan") and participate on either a defined benefit basis or a defined contribution basis. For 2025, three NEOs participated in the defined benefit component of the Pension Plan and four NEOs participated in the defined contribution component of the Pension Plan.

Defined Benefit

The following table shows years of credited service, estimated pension amounts and changes to accrued obligations from January 1, 2025 to December 31, 2025 for the NEOs who participated in the Pension Plan on a defined benefit basis.

Name	Number of years credited service (#)	Annual benefits payable At year-end ($)[1]	At age 65 ($)	Accrued obligation at the start of the year ($)	Compensatory change ($)[2]	Non-compensatory change ($)[2]	Accrued obligation at year-end ($)[3]
Scott Balfour	13.7	460,038	581,552	5,695,023	322,530	141,147	6,158,700
Greg Blunden[5]	1.3	22,610	22,610	698,593	14,663	25,481	738,737
Archie Collins[4]	35.0	409,603	409,603	7,434,937	135,498	34,436	7,604,871

(1) All NEOs were eligible for an immediate pension at year-end. The amount shown is the accrued pension starting at the NEO's unreduced retirement date if the NEO terminated employment by December 31, 2025.

(2) The compensatory and non-compensatory changes are described in more detail below.

(3) The accrued pension obligation is calculated following the method prescribed under USGAAP (section 715 of the standards of the Financial Accounting Standards Board) and by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and short-term incentive awards.

(4) Credited service shown represents the total service accrued under the Supplementary Retirement Plan; however, Mr. Collins reached the cap imposed by the Income Tax Act (Canada) for credited service under the registered pension plan in January 2023. Thus, credited service is frozen at 32.7 years under the registered pension plan and credited service accruing after January 2023 is accrued under the Supplementary Retirement Plan (to the cap of 35 years).

(5) Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.

The accrued obligation of a pension entitlement is the present value of the expected future annual benefits payable taking into account service accrued to date and the expected salaries used to determine the annual benefit payable at retirement. Each year, the value of the accrued obligation changes as a result of compensatory changes and non-compensatory changes, which are shown in the table above.

Compensatory changes are caused by changes in the annual benefit payable and result primarily from three factors: (i) new accrued service (the employer current service cost); (ii) the impact of salary increases greater than expected on past benefits (estimated increases are already built into the accrued benefit obligation); and (iii) plan changes impacting, for example, accrued service or when benefits are payable. There were no Pension Plan changes that materially affected the above figures in 2025.

Non-compensatory changes are caused by interest on the accrued obligation and current service cost, employee required contributions and changes in the assumptions used to calculate the present value of the future annual benefit payment stream. These assumptions include the mortality table, salary scale, retirement assumption and the inflation assumption used for calculating indexing and the discount rate. The non-compensatory changes in 2025 were driven largely by changes in actuarial assumptions as well as interest on the accrued obligation and current service cost. The assumption changes from December 31, 2024 to December 31, 2025 were a change in the discount rate from 4.64 per cent to 4.90 per cent for the Pension Plan, 4.13 per cent to 4.08 per cent for the retirement award, and 4.63 per cent to 4.86 per cent for the supplemental employee retirement plan ("Supplementary Retirement Plan"). The net effect of the assumption changes is a decrease in obligations.

The defined benefit component of the Pension Plan entitles members to pension benefits based on two per cent of the average of the member's five highest years of pensionable earnings, multiplied by each year of credited service to a maximum of 35 years credited service. For Mr. Balfour and Mr. Blunden, pensionable earnings include base salary plus up to 50 per cent of their target short-term incentive. Upon a member reaching age 65, pension benefits under the Pension Plan are reduced by an amount approximately equal to the amount payable under the Canada Pension Plan. For members who retire from active service, the pension is payable on an unreduced basis upon the earlier of age 60 or age 55, provided that age and years of service add to at least 85. For members who joined the Pension Plan on or after July 1, 2004, the age 60 unreduced retirement age condition is replaced by age 62 with 15 years of service. A member may also retire on a reduced formula if the member has attained age 55, but does not qualify for an unreduced pension. Spousal benefits are paid on the death of a member at the rate of 60 per cent of regular pension benefits. Pensions are indexed to the consumer price index, subject to certain limits.

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Under the terms of Mr. Balfour's employment agreement, his average five highest years of pensionable earnings is capped at $1.75 million for purposes of calculating his pension obligation.

For 2025, members of the defined benefit component of the plan contributed 7.4 per cent of eligible earnings up to the year's maximum pensionable earnings ("YMPE") under the Canada Pension Plan, and 9.5 per cent of earnings between the YMPE and the amount on which pension benefits may be earned under a registered pension plan as permitted by the Income Tax Act (Canada).

Due to Canada Revenue Agency limitations on the maximum pension benefit that may be paid under the Pension Plan, a portion of the pension the NEOs earned after January 1, 1992 is provided under the terms of the Supplementary Employee Retirement Plan ("SERP"), which is unfunded but secured by a letter of credit deposited in a retirement compensation trust. The SERP is non-contributory. The SERP generally mirrors the terms of the Pension Plan, with the exception that benefits earned on service in the SERP after December 31, 2017 are not indexed on retirement. The Company does not grant additional years of credited service to NEOs under the Pension Plan or SERP.

The defined benefit component of the Pension Plan was closed to new non-union employees hired after January 8, 2013 and to new union employees hired after October 31, 2014. The defined benefit component of the SERP was closed to new entrants as of December 31, 2017. Any employees who become eligible to participate in the SERP after December 31, 2017 will participate in the defined contribution component.

The compensatory and non-compensatory change figures for Mr. Blunden and Mr. Collins include the increase in value of a potential retirement award. Certain employees of the Company hired before August 1, 2007 are eligible for a retirement award if they continue working with the Company until their unreduced retirement date. The retirement award is calculated by multiplying the employee's weekly base salary immediately preceding retirement by the employee's number of years of service at retirement, to a maximum of 26 weeks of salary, and is payable as a lump sum on retirement. If the employee terminates employment with the Company prior to his or her unreduced retirement date, no retirement award is payable. Mr. Blunden and Mr. Collins have both surpassed their unreduced retirement dates. Mr. Balfour is not eligible for the retirement award.

Defined Contribution

The following table shows the changes to accumulated value from January 1, 2025 to December 31, 2025 for the NEOs who participated in the Pension Plan on a defined contribution basis.

Name	Accumulated value at start of year ($)	Compensatory change ($)[1]	Accumulated value at end of year ($)
Greg Blunden[2]	2,055,819	98,850	2,473,718
Jared Green[3]	–	2,100	4,197
Karen Hutt[4]	1,412,210	62,130	1,603,338
Helen Wesley	269,120	46,140	352,872

(1) The compensatory change is the value of Company contributions made based on the defined contribution component of the Pension Plan.

(2) Mr. Blunden accrues future benefits under the defined contribution component of the Pension Plan and has frozen service under the defined benefit component of the Pension Plan.

(3) Mr. Green joined the Company as of December 1, 2025.

(4) The compensatory change figures for Ms. Hutt include the increase in value of a potential defined benefit retirement award, as described in the section above this table. Ms. Hutt will be entitled to the retirement award if she continues working for an Emera company until her unreduced retirement date. The accumulated values at the start and end of year also include this potential retirement award.

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 111

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Under the defined contribution component of the Pension Plan, the Company contributes a base amount of three per cent of the participant’s eligible earnings into the participant’s account each pay period. Plan participants can also make contributions of up to six per cent of their eligible earnings to the defined contribution component, with the Company matching half of these contributions. Accordingly, the maximum Company contribution to each participant’s defined contribution account, factoring in the base amount and the matching contribution, is six per cent of the participant’s eligible earnings. Canada Revenue Agency limits apply to limit the amount of contributions that can be made under the defined contribution component and, as with the defined benefit component, a portion of the pension a NEO earns in the defined contribution component may be provided under the terms of a Supplementary Retirement Plan. Mr. Blunden, Ms. Hutt, and Ms. Wesley participated in the defined contribution component of the Pension Plan in 2025. They and the Company each contributed six per cent of their base salary into the Pension Plan up to the total amount permitted under the Income Tax Act (Canada), which equated to $16,905 each in 2025. In addition, the Company maintains an account for any contributions which would be made in the absence of the Income Tax Act (Canada) limits, through the Supplementary Retirement Plan. For 2025, the additional Company contribution for Mr. Blunden was $81,945, for Ms. Hutt was $35,098, and for Ms. Wesley $29,235. Mr. Green participated in the defined contribution component of the Pension Plan for December 2025. He and the company contributed six per cent of his base salary into the Pension Plan for that month, $2,100 each. Where Mr. Green contributed under the amount permitted under the Income Tax Act (Canada) for 2025, the Company did not make any additional contributions through the Supplementary Retirement Plan. Upon ending active employment with the Company at any age between 55 and 65, plan participants in the defined contribution component of the Pension Plan may start receiving retirement income through the purchase of a life annuity or by converting their account to a life income fund. The defined contribution component of the Pension Plan is administered on behalf of the Company by a major Canadian insurance company, which acts in accordance with the provisions of the defined contribution component of the Pension Plan, the Income Tax Act (Canada) and the Nova Scotia Pension Benefits Act. Deferred Share Unit Plan The Deferred Share Unit (“DSU”) Plan is another component of Emera’s Long-term Incentive Program for senior leaders. A DSU is a notional share unit that is based on the value of an Emera common share the value of a DSU changes directly in correlation to an Emera share and earns dividend equivalents in the form of additional DSUs. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs based on the dividend paid on an equivalent number of Emera common shares. DSUs are not paid out until such time as the participant is no longer employed by the Company or any of its operating companies. When redeemed, the value of a participant’s DSUs is equivalent to the fair market value of an equal number of common shares of the Company. The DSU Plan is intended to facilitate achievement of share ownership guidelines (discussed in Executive Share Ownership Requirements) without diluting the shareholder base. Prior to the start of each performance year, each plan participant may elect to defer some, or all, of the short-term incentive payout associated with that performance year in the form of DSUs. When the short-term incentive is paid to the NEOs, the portion elected is allocated to DSUs rather than paid in cash. Since DSUs are principally an income deferral mechanism, there are no performance metrics attributable to DSUs. Following a participant’s departure from the Company, on a date selected by the participant not later than December 15 of the next calendar year after departure, the value of the participant’s DSUs is calculated by multiplying the number of DSUs in the participant’s account by the average closing Emera common share price for the 10 trading days preceding the payout date (the 10-day average is used to smooth out any short-term price fluctuations). The after-tax amount is paid to the participant. In addition, special DSU awards may be made from time to time by the MRCC, or proposed to the MRCC by management, to selected executives and senior management to recognize singular achievements, the achievement of certain corporate objectives, or to attract new executive talent to the organization. In 2025, the MRCC approved a special DSU grant for Mr. Green to recognize the long-term incentive awards he forfeited upon leaving his previous employer. 112 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices 2025 DSU Plan Allocations The table below identifies the percentage of the 2025 short-term incentive each NEO elected to allocate to DSUs: Percentage of 2025 annual incentive Dollar amount of 2025 annual incentive elected to deferred share units elected to deferred share units Name (%) ($)(1) Scott Balfour 50 954,331 Greg Blunden 50 337,033 Jared Green 0 0 Archie Collins 50 365,307 Karen Hutt 50 278,617 Helen Wesley 25 197,844 (1) The DSU allocations are rounded to the nearest whole unit, so the value of DSUs may vary slightly from the amount of short-term incentive payout allocated. Employee Common Share Purchase Plan Executives are also eligible to participate in the Employee Common Share Purchase Plan, which allows employees of Emera and companies controlled directly or indirectly by the Company to purchase Emera common shares through regular payroll deductions or lump-sum payments. Participants can contribute up to $20,000 CAD/$15,000 USD per year, and the Company will match 20 per cent on employee contributions up to the contribution limit. The purchase price of the common shares under the Employee Common Share Purchase Plan is the average of the daily high and low board lot trading price on the TSX for the five trading days prior to the purchase date. At Emera’s option, shares may be purchased instead on the market at prevailing market prices. All common shares purchased under the Employee Common Share Purchase Plan are immediately vested. Executives participate on the same terms as all other eligible employees. A maximum of 7,000,000 shares may be issued from treasury under the Employee Common Share Purchase Plan, or approximately 2.32 per cent of the total issued and outstanding common shares of the Company as of December 31, 2025. A total of 5,694,721 common shares have been issued from treasury pursuant to the Employee Common Share Purchase Plan, which represents approximately 1.89 per cent of the total issued and outstanding common shares of the Company as of December 31, 2025. There are 1,305,279 common shares that remain available for issuance under the Employee Common Share Purchase Plan, which represents approximately 0.43 per cent of the total issued and outstanding common shares of the Company as of December 31, 2025. Please see the proposed increase to the Employee Common Share Purchase Plan under the heading Amendments to the Employee Common Share Purchase Plan on page 114. The table below shows the burn rate ratio for the Employee Common Share Purchase Plan, as defined in the table and measured as a percentage of the weighted average number of shares outstanding for the respective year. 2025 (%) 2024 (%) 2023 (%) Burn rate (number of common shares granted in a fiscal year, divided 0.14 0.18 0.18 by the weighted average total number of shares outstanding) EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 113

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices The Board may, from time to time, without notice and without shareholder approval, amend, modify, change, suspend or terminate the Employee Common Share Purchase Plan as it, in its absolute discretion, determines appropriate, such as an increase to the employer contribution rate to a maximum of 25 per cent, administrative amendments and minor changes of a housekeeping nature; however, shareholder approval shall be required for any amendment, modification or change that: Increases the number of common shares reserved for issuance, except an increase made in proportion to an increase in the number of common shares outstanding due to a stock dividend, stock split, amalgamation, reorganization, merger or similar event; Extends eligibility to participate to non-employee Directors; Permits rights under the Employee Common Share Purchase Plan to be transferred other than for normal estate settlement purposes; Permits awards to be granted under the Employee Common Share Purchase Plan in addition to the purchase of common shares using contributions from participants and the Company; Increases either of the 10 per cent insider participation limits; or Deletes or reduces the range of amendments that require shareholder approval under this paragraph. The maximum number of shares issuable to insiders of the Company under all security-based compensation arrangements (including the Stock Option Plan and the Employee Common Share Purchase Plan) at any time is 10 per cent of the issued and outstanding shares of the Company. The maximum number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, will not exceed 10 per cent of the issued and outstanding shares of the Company. While the Employee Common Share Purchase Plan specifies a maximum annual contribution, it does not specify a maximum number of shares that can be issued to an individual. The benefits under the Employee Common Share Purchase Plan are not assignable, and if a Plan participant ceases to be an employee of an Emera Company, their eligibility to participate in the Employee Common Share Purchase ceases. Amendments to the Employee Common Share Purchase Plan As previously mentioned in this circular, we are proposing, subject to shareholder approval, an increase to the Employee Common Share Purchase Plan reserve of 5,000,000 additional shares, representing 1.64 per cent of the total issued and outstanding shares as of March 19, 2026 In addition, the plan has been amended to clarify that shareholder approval would be required should the Company propose increasing the employer contribution rate above 25 per cent. The current employer contribution rate is 20 per cent. This amendment falls within the Board’s authority in accordance with the Employee Common Share Purchase Plan to approve and thus does not require shareholder approval. 114 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Overview | Notice of 2026 Annual Meeting | Management Information Circular | Annual Meeting of Shareholders | Corporate Governance | Executive Compensation | Appendices

Termination and Change of Control Benefits

The following table provides the estimated amounts of incremental payments, payables and benefits to which each NEO would be entitled based on differing departure scenarios - resignation, termination for cause, termination without cause, separation from the Company in circumstances of a change of control, and retirement, assuming the triggering event took place on December 31, 2025. Incremental benefits in connection with a change of control are realized only in the event of a termination of employment following a change of control and no incremental benefit is realized solely on a change of control.

Name	Departure scenario(1)	Cash severance ($)	Short-term incentive ($)	Performance share units ("PSUs") ($)(2)	Restricted share units ("RSUs") ($)(2)	Stock options ($)(3)	Continuation of benefits (present value) ($)(4)	Total ($)
Scott Balfour	Resignation	–	–	–	–	–	–	–
	Termination for cause	–	–	–	–	–	–	–
	Termination without cause	2,522,000	3,152,500	–	–	–	9,431	5,683,931
	Control change	2,522,000	3,152,500	9,181,187	4,590,765	10,504,941	9,431	29,960,824
	Retirement	–	–	–	–	–	–	–
Greg Blunden	Resignation	–	–	–	–	–	–	–
	Termination for cause	–	–	–	–	–	–	–
	Termination without cause	1,042,875	834,300	–	–	–	11,952	1,889,127
	Control change	1,042,875	834,300	2,165,346	1,082,528	2,487,106	11,952	7,624,107
	Retirement	–	–	–	–	–	–	–
Jared Green	Resignation	–	–	–	–	–	–	–
	Termination for cause	–	–	–	–	–	–	–
	Termination without cause	975,000	780,000	–	–	–	11,952	1,766,952
	Control change	975,000	780,000	0	0	0	11,952	1,766,952
	Retirement	–	–	–	–	–	–	–
Archie Collins	Resignation	–	–	–	–	–	–	–
	Termination for cause	–	–	–	–	–	–	–
	Termination without cause	990,000	990,000	–	–	–	5,369	1,985,369
	Control change	990,000	990,000	1,611,458	805,876	1,788,100	5,369	6,190,802
	Retirement	–	–	–	–	–	–	–
Karen Hutt	Resignation	–	–	–	–	–	–	–
	Termination for cause	–	–	–	–	–	–	–
	Termination without cause	862,500	690,000	–	–	–	8,465	1,560,965
	Control change	862,500	690,000	1,615,291	807,964	1,831,688	8,465	5,815,908
	Retirement	–	–	–	–	–	–	–
Helen Wesley	Resignation	–	–	–	–	–	–	–
	Termination for cause	–	–	–	–	–	–	–
	Termination without cause	789,750	789,750	–	–	–	4,623	1,584,123
	Control change	789,750	789,750	1,103,473	551,342	1,142,566	4,623	4,381,505
	Retirement	–	–	–	–	–	–	–

(1) Please see the following tables for a description of the entitlements of each NEO under the various departure scenarios.

(2) Payouts for PSUs assume a performance factor of 1.0 and both PSUs and RSUs are valued using the average closing share price for the last 10 trading days of 2025 of $67.02.

(3) Stock options are valued using the closing share price on December 31, 2025 of $67.64.

(4) Continuation of benefits may reflect amounts for health and dental benefits and insurance benefits, pursuant to the terms of the NEOs' employment contracts, as applicable.

EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 115

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices The following is a summary of each NEO’s entitlements on departure, based on his or her employment contract or the applicable plans as of December 31, 2025. Scott Balfour Resignation All unvested PSUs, RSUs and stock options are forfeited. Terminated for cause All unvested PSUs, RSUs and stock options are forfeited. Terminated without cause Entitled to a lump sum equal to 24 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited. Change of control If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Balfour may elect to terminate employment for “good reason”(1) within 24 months of the change of control, and receive 24 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date. Retirement Mr. Balfour becomes eligible to retire with an unreduced pension as of April 30, 2027. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement and remain exercisable for the entire term of the option. (1) “Good reason” is described as any of the following events occurring without the NEO’s consent: the Company materially diminishes the NEO’s position, authority, duties or responsibilities; the Company requires the NEO to be based at a location more than 50 km from his or her current work location or to travel to a significantly greater extent; or the Company materially reduces the NEO’s annual base salary or their target incentive awards. Greg Blunden Resignation All unvested PSUs, RSUs and stock options are forfeited. Terminated for cause All unvested PSUs, RSUs and stock options are forfeited. Terminated without cause Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited. Change of control If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Blunden may elect to terminate employment for “good reason,” as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date. Retirement Mr. Blunden became eligible to retire with an unreduced pension as of December 31, 2024. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement and remain exercisable for the entire term of the option. 116 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Jared Green Resignation All unvested PSUs, RSUs and stock options are forfeited. Terminated for cause All unvested PSUs, RSUs and stock options are forfeited. Terminated without cause Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs are forfeited as of the termination date. Unvested stock options are forfeited. Change of control If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Green may elect to terminate employment for “good reason,” as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date. Retirement Mr. Green will become eligible to retire on May 11, 2030. Information regarding pension entitlement is contained in Pension Plan Benefits. If Mr. Green stays employed and qualifies for early retirement under the PSU/RSU plans, his outstanding PSUs and RSUs will continue to vest normally, with payouts prorated based on service up to his retirement date. Under the Stock Option Plan, vested options remain exercisable until expiry, while unvested options are forfeited. If he stays employed and qualifies for normal retirement, his PSUs and RSUs will continue to vest normally and remain eligible for full payout. Under the Stock Option Plan, vested options remain exercisable until expiry, and unvested options continue to vest and remain exercisable until expiry. Archie Collins Resignation All unvested PSUs, RSUs and stock options are forfeited. Terminated for cause All unvested PSUs, RSUs and stock options are forfeited. Terminated without cause Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs are forfeited in accordance with the applicable plan texts. Unvested stock options are forfeited. Change of control If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Mr. Collins may elect to terminate employment for “good reason,” as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 18 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date. The Committee has discretion to apply any performance-based requirements on PSUs. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date. Retirement Mr. Collins became eligible to retire with an unreduced pension as of September 30, 2021. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement and remain exercisable for the entire term of the option. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 117

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Karen Hutt Resignation All unvested PSUs, RSUs and stock options are forfeited. Terminated for cause All unvested PSUs, RSUs and stock options are forfeited. Terminated without cause Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited. Change of control If there is a change of control of the ownership of the Company and Ms. Hutt’s employment is terminated without cause or Ms. Hutt terminates her employment for “good reason,” as defined in her employment agreement and below, within 24 months of the change of control, Ms. Hutt is entitled to receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date. Retirement Ms. Hutt participates in the Defined Contribution pension plan and became eligible to retire as of November 30, 2021. Information regarding pension entitlement is contained in Pension Plan Benefits. PSUs and RSUs continue to be eligible to vest in full following retirement and PSUs remain subject to the applicable performance criteria. Unvested stock options will continue to vest in full and in normal course past retirement and remain exercisable for the entire term of the option. Helen Wesley Resignation All unvested PSUs, RSUs and stock options are forfeited. Terminated for cause All unvested PSUs, RSUs and stock options are forfeited. Terminated without cause Entitled to a lump sum equal to 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs are prorated to the date of termination and paid out at the end of the respective performance period, subject to the achievement of the applicable performance criteria. Unvested stock options are forfeited. Change of control If there is a change of control of the ownership of the Company, such that any one party acquires 50 per cent or more of voting securities, Ms. Wesley may elect to terminate employment for “good reason,” as defined below, within 24 months of such changes and receive 18 months’ compensation based upon annual salary and short-term incentive at target. Health, dental and other such benefits will be continued for up to 12 months. Unvested PSUs and RSUs that were granted prior to the change of control are deemed to vest on the termination date and are paid out assuming a performance factor of 1.0. Unvested stock options that were granted prior to the change of control are deemed to vest on the termination date and must be exercised by the earlier of: (a) six months from the termination date; and (b) 10 years from the original grant date. Retirement Ms. Wesley participates in the Defined Contribution pension plan and became eligible to retire as of June 28, 2024. Information regarding pension entitlement is contained in Pension Plan Benefits. If Ms. Wesley stays employed and qualifies for early retirement under the PSU/RSU plans, her outstanding PSUs and RSUs will continue to vest normally, with payouts prorated based on service up to her retirement date. Under the Stock Option Plan, vested options remain exercisable until expiry, while unvested options are forfeited. If she stays employed and qualifies for normal retirement, her PSUs and RSUs will continue to vest normally and remain eligible for full payout. Under the Stock Option Plan, vested options remain exercisable until expiry, and unvested options continue to vest and remain exercisable until expiry. 118 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices Shares Authorized for Issuance Under Equity-based Compensation Plans The following table shows shares authorized for issuance under the Stock Option Plan and the ECSPP as of December 31, 2025. There are no equity-based compensation plans that were not approved by shareholders. (A) (B) (C) Number of shares Number of shares Weighted average available to be exercise for future issuance under issued upon exercise price of outstanding equity compensation of outstanding options plans Plan category options ($) (excluding column (A)) Equity-based compensation plans approved by shareholders Senior Management Stock Option Plan 4,116,481 52.03 1,295,935 ECSPP N/A N/A 1,305,279 Total 4,116,481 52.03 2,601,214 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 119

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices APPENDICES In This Section Appendix A Resolution Amending the Employee Common Share Purchase Plan 121 Appendix B Resolution Amending the Senior Management Stock Option Plan 121 Appendix C Emera Incorporated Board of Directors Charter 122 120 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices APPENDIX A Emera Incorporated (the “Company”) Resolution Amending the Employee Common Share Purchase Plan Resolved That: 1. The Employee Common Share Purchase Plan (“Plan”) of Emera Incorporated (the “Company”) be amended to increase the maximum number of common shares of the Company (“Common Shares”) that can be issued under the Plan from 7,000,000 Common Shares to 12,000,000 Common Shares, an increase of 5,000,000 Common Shares, representing 1.64 per cent of the total issued and outstanding shares as at March 19, 2026. 2. 5,000,000 additional Common Shares be reserved for issuance in accordance with the terms of the Plan. 3. Any Director or Officer of the Company be and is hereby authorized and directed to execute, whether under the corporate seal of the Company or otherwise, and to deliver all documents or instruments in writing and to do all other acts and things as may be determined necessary or appropriate to carry out the terms of this resolution, the making of such determination to be conclusive evidence of the necessity or appropriateness. APPENDIX B Emera Incorporated (the “Company”) Resolution Amending the Senior Management Stock Option Plan Resolved That: 1. The Senior Management Stock Option Plan (the “Stock Option Plan”) of the Company be amended to increase by 3,500,000 the maximum number of common shares of the Company (“Common Shares”) that can be issued under Stock Option Plan from 14,698,259 to 18,198,259 Common Shares. The additional 3,500,000 shares represent 1.14 per cent of the total issued and outstanding shares as at March 19, 2026. 2. Any Director or Officer of the Company be and is hereby authorized and directed to execute, whether under the corporate seal of the Company or otherwise, and to deliver all documents or instruments in writing and to do all other acts and things as may be determined necessary or appropriate to carry out the terms of this resolution, the making of such determination to be conclusive evidence of the necessity or appropriateness. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 121

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices APPENDIX C Emera Incorporated Board of Directors Charter The fundamental responsibility of the Board of Directors (the “Board”) is to provide stewardship and governance to Emera Incorporated (“Emera”) for the long term success of the Company by overseeing management of the business. In addition to the powers set out in Emera’s Articles of Association, the Board shall have the following duties and responsibilities. STRATEGIC PLANNING The Board shall provide oversight and guidance on the strategic issues facing Emera. The Board shall oversee a strategic planning process resulting in a strategic plan, which shall be approved on an annual basis and will take into account, among other things, the opportunities and risks of the business. The Board shall regularly consider Emera’s strategy, evaluate progress made in pursuing that strategy and consider any adjustments to the strategy that may be required from time to time. The Board shall review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures. The Board shall review and approve all material acquisitions, dispositions, projects, business plans and budgets. SUSTAINABILITY AND INTEGRITY The Board shall oversee management’s approach to addressing Emera’s Environmental, Social and Governance (ESG) impacts, risks and opportunities that are most important to its business performance and to key stakeholders. The Board shall be comprised of a majority of “independent directors” as defined from time to time under applicable legislation and the rules of any stock exchange on which Emera’s securities are listed for trading. The Chair shall be an “independent director” as defined above. The Board shall review and approve the Emera Group of Companies Code of Conduct for employees, officers and directors of Emera and its subsidiaries and affiliates and a procedure for monitoring compliance with such code throughout the Company. The Board shall satisfy itself as to the integrity of the Chief Executive Officer and executive officers and management’s creation of an integrity-based culture throughout the Company. RISK RESPONSIBILITY The Board shall oversee the implementation by management of appropriate systems to identify, report and manage the principal risks of Emera’s business. The Board will consider Emera’s risk profile and oversee Emera’s risk management by reviewing: (a) the regular identification and assessment of the principal risks of Emera; (b) the process for ongoing monitoring and reporting of the principal risks of Emera; (c) the effectiveness of Emera’s mitigation response to its principal risks; (d) the alignment of risk management with Emera’s risk profile, its strategy and its organizational objectives, including capital and resources allocation. The Board shall also review Emera’s annual insurance program and uninsured exposure and Emera’s business continuity and disaster recovery plans. The Board shall receive regular updates on the status of risk management activities and initiatives. The Board shall review management’s processes that provide reasonable assurance of compliance with applicable legal and regulatory requirements. 122 EMERA 2026 MANAGEMENT INFORMATION CIRCULAR

Notice of 2026 Management Annual Meeting of Corporate Executive Overview Annual Meeting Information Circular Shareholders Governance Compensation Appendices LEADERSHIP AND SUCCESSION The Board shall oversee policies and practices to enable the Company to attract, develop and retain the human resources required by the Company to meet its business objectives. The Board shall appoint executive officers and delegate the necessary authority for the conduct of the business. The Board shall establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitor progress against those expectations. The Board shall evaluate the performance and, following a review of recommendations from the Management Resources and Compensation Committee, approve compensation for executive officers. The Board shall oversee the succession planning program for the Chief Executive Officer and other key executive positions from time to time. FINANCIAL The Board shall oversee the financial reporting and disclosure obligations imposed on the Company by laws, regulations, rules, policies and other applicable requirements. The Board will review the financial performance of the Company and declare dividends as appropriate. The Board shall approve for release to the public as necessary the Company’s financial statements, management’s discussion and analysis (MD&A) and earnings releases prepared by management and oversee the Company’s compliance with applicable audit, accounting and reporting requirements. The Board shall review the quality and integrity of Emera’s internal controls and management information systems. CORPORATE COMMUNICATIONS AND PUBLIC DISCLOSURE The Board shall review and approve a formal corporate disclosure policy and oversee policies and processes for accurate, timely and appropriate public disclosure. The Board shall oversee systems for receiving feedback from stakeholders and review such feedback received by the Company. GOVERNANCE RESPONSIBILITY The Board is responsible for overseeing the Company’s corporate governance policies and practices and shall maintain a set of corporate governance practices that are specifically appropriate to the Company. Pursuant to the Articles, the directors shall appoint one of the directors as Chair of the Board and such director shall not be an employee of Emera or any of its affiliates or subsidiaries. The Board shall establish appropriate structures and procedures to allow the Board to function independently of management and in the interests of the Company and its shareholders. The Board, in carrying out its mandate, shall appoint committees of the Board and delegate certain functions to those committees, each of which shall have its own written charter. Notwithstanding such delegation, the Board retains its oversight function and ultimate responsibility for these delegated functions. The Board shall oversee a process for the selection of qualified individuals for board nomination, and shall approve selection criteria for identifying director candidates taking into account the competencies and skills the Board as a whole should possess. The Board shall undertake regular evaluation of the Board, the Chair of the Board, the Board committees and individual Directors. The Board shall undertake regular evaluation of Directors’ compensation. The Board shall review this Charter annually to ensure it appropriately reflects the Board’s stewardship responsibilities. EMERA 2026 MANAGEMENT INFORMATION CIRCULAR 123

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